CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83
As confidentially submitted to the Securities and Exchange Commission on August 26, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
FORM F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Iris Energy Pty Ltd1
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Australia	6799	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Level 21, 60 Margaret Street
Sydney, NSW 2000 Australia
(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)
Cogency Global Inc.
122 E. 42nd Street, 18th Floor
New York, New York 10168
(800) 221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Ian Schuman
Stelios G. Saffos
Drew Capurro
Latham & Watkins LLP
1271 Avenue of the Americas
New York, New York 10020
(212) 906-1200
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Proposed maximum aggregate offering price(a)	Amount of registration fee(b)
Ordinary Shares	Not applicable
(a)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.
(b)	To be paid in connection with the initial public filing of the registration statement.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
[1]	Prior to effectiveness of the registration statement, Iris Energy Pty Ltd will convert into a public entity under Australian law. The public entity will be named “Iris Energy Limited”.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion
Preliminary Prospectus dated           , 2021
PROSPECTUS

Iris Energy Limited

    Ordinary Shares

This prospectus relates to the registration of the resale of up to     of our Ordinary shares by the registered shareholders identified in this prospectus. Prior to the listing of our Ordinary shares on the     there has been no public market for our Ordinary Shares. Unlike an initial public offering, the resale by the registered shareholders is not being underwritten by any investment bank. The registered shareholders may elect to sell their Ordinary shares covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the     at prevailing market prices. See “Plan of Distribution”. If the registered shareholders choose to sell their Ordinary shares, we will not receive any proceeds from the sale of Ordinary shares by the registered shareholders.
Following this offering, we will have two classes of shares, Ordinary shares and B Class shares. The rights of the holders of Ordinary shares and B Class shares are substantially similar, except with respect to dividends, voting, redemption rights (among other specific terms of issue relating to B Class shares as set out in our Constitution). Each Ordinary share is entitled to one vote. Each B Class share is entitled to 15 votes for each Ordinary share held by the holder of such B Class share. The holders of our outstanding B Class shares hold approximately    % of the voting power of our outstanding voting securities. See “Description of Share Capital and Constitution”.
No public market for our Ordinary shares currently exists. Recent purchase prices of our Ordinary shares in private transactions may have little or no relation to the opening public price of our Ordinary shares on     or the subsequent trading price of our Ordinary shares on    . Further, the listing of our Ordinary shares on     without underwriters is a novel method for commencing public trading in our Ordinary shares and, consequently, the trading volume and price of our Ordinary shares may be more volatile than if our Ordinary shares were initially listed in connection with an underwritten initial public offering.
Based on information provided by the Nasdaq, the opening public price of our Ordinary shares on     will be determined by buy and sell orders collected by the Nasdaq from broker-dealers. Based on such orders, the designated market maker will determine an opening price for our Ordinary shares in consultation with our financial advisors pursuant to applicable Nasdaq rules. See “Plan of Distribution”.
On the day that our Ordinary shares are initially listed on    , the Nasdaq Stock Market LLC, or Nasdaq, will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price (as defined below) on the basis of such accepted orders. During a 10-minute “Display Only” period, market participants may enter quotes and orders in Ordinary shares in Nasdaq’s systems and such information is disseminated, along with other indicative imbalance information, to B. Riley Securities, Inc., and other market participants (including the other financial advisors) by    . Following the “Display Only” period, a “Pre-Launch” period begins, during which B. Riley Securities, Inc., in its capacity as our designated financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade”. Once B. Riley Securities, Inc. has notified Nasdaq that our Ordinary shares are ready to trade, Nasdaq will calculate the Current Reference Price (as defined below) for our Ordinary shares, in accordance with the Nasdaq’s rules. If B. Riley Securities, Inc. then approves proceeding at the Current Reference Price, Nasdaq will conduct price validation checks in accordance with the Nasdaq rules. As part of conducting its price validation checks, Nasdaq may consult with B. Riley Securities, Inc. and other market participants. Upon completion of such price validation checks, the applicable orders that have been entered will then be executed at such price and regular trading of our Ordinary shares on the     will commence. Under the Nasdaq rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell our Ordinary shares can be matched; (ii) if more than one price exists under clause (i), then the price that minimizes the number of our Ordinary shares for which orders cannot be matched; (iii) if more than one price exists under clause (ii), then the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our Ordinary shares will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under clause (iii), a price determined by Nasdaq after consultation with B. Riley Securities, Inc., in its capacity as financial advisor B. Riley Securities, Inc. will exercise any consultation rights only to the extent that it may do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M (to the extent applicable), or applicable relief granted thereunder. The registered shareholders will not be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will they control or influence B. Riley Securities, Inc. in carrying out its role as financial advisor. B. Riley Securities, Inc. will determine when our Ordinary shares are ready to trade and approve proceeding at the Current Reference Price primarily based on consideration of volume, timing, and price. In particular, B. Riley Securities, Inc. will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. For more information, see “Plan of Distribution”.
We have applied to list our Ordinary shares on the     under the symbol “    ”. We expect our Ordinary shares to begin trading on or about    , 2021.
Investing in the Ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.
We are an “emerging growth company” and “foreign private issuer” under the applicable Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and Foreign Private Issuer”.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
   , 2021

i

ABOUT THIS PROSPECTUS
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “Iris Energy,” “the Company,” “our,” “us,” and “we” refer to Iris Energy Limited and its consolidated subsidiaries.
We are incorporated in Australia, and many of our outstanding voting securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or SEC, we are currently eligible for treatment as a “foreign private issuer”. As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
This prospectus is a part of a registration statement on Form F-1 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf process, the registered shareholders may, from time to time, sell the Ordinary shares covered by this prospectus in the manner described in the section titled “Plan of Distribution”. Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus (except for the section titled “Plan of Distribution,” which additions, updates or changes that are material shall only be made pursuant to a post-effective amendment). You may obtain this information without charge by following the instructions under the section titled “Where You Can Find Additional Information” appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our Ordinary shares. As used in this registration statement, the term “registered shareholders” refers to the shareholders with shares registered hereunder pursuant to the table appearing in the section titled “Principal and Registered Shareholders” and their pledgees, donees, transferees, assignees, or other successors-in-interest.
You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the SEC. Neither we nor the registered shareholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the registered shareholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The registered shareholders are offering to sell, and seeking offers to buy, Ordinary shares only in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Ordinary shares. Our business, financial condition, operating results, and prospects may have changed since that date.
For investors outside of the United States: Neither we nor any of the registered shareholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of Ordinary shares by the registered shareholders and the distribution of this prospectus outside of the United States.
References to a particular “fiscal year” are to Iris Energy’s fiscal year ended June 30 of that year.
References to “U.S. Dollars,” “USD”, “US$” and “$” in this prospectus are to United States dollars, the legal currency of the United States. References to “AUD,” and “A$” in this prospectus are to the Australian dollars, the legal currency of Australia. References to “CAD” or “C$” in this prospectus are to the Canadian dollars, the legal currency of Canada. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

MARKET AND INDUSTRY DATA
This prospectus includes market, economic, and industry data as well as certain statistics and information relating to our business, markets, and other industry data, which we obtained or extrapolated from various third-party industry and research sources, as well as assumptions that we have made that are based on those data and other similar sources. Industry publications and other third-party surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we believe that such data is reliable, we have not independently verified such data and cannot guarantee the accuracy or completeness thereof. Additionally, we cannot assure you that any of the assumptions underlying these statements are accurate or correctly reflect our position in the industry, and not all of our internal estimates have been verified by any independent sources. Furthermore, we cannot assure you that a third-party using different methods to assemble, analyze, or compute market data would obtain the same results. There is no precise definition for what constitutes the Bitcoin mining market. We have defined the markets in this prospectus consistent with the presentation we use for our internal segment reporting purposes. However, third-party reports may define the Bitcoin mining market differently and our competitors may do the same. We do not intend, and do not assume any obligations, to update industry or market data set forth in this prospectus. Finally, behavior, preferences, and trends in the marketplace tend to change. As a result, investors and prospective investors should be aware that data in this prospectus and estimates based on such data may not be reliable indicators of future results.
References to “market share,” “market position,” and “market leader” are based on global revenues in the referenced market, and unless otherwise specified herein, are based on certain of the materials referenced above. When we discuss the Bitcoin mining market, we refer to the $17 billion per annum Bitcoin mining market that we currently target.
TRADEMARKS
We have registered trade names and website domains that we use in connection with the operation of our business. Other trademarks, service marks, and trade names appearing in this prospectus are the property of their respective owners. The registered trade names and website domains we use in connection with the operation of our business include, among others, Iris Energy and www.irisenergy.co. Other trademarks and service marks referenced in this prospectus are, to our knowledge, the property of their respective owners.
PRESENTATION OF ORDINARY SHARES
As of     , 2021, we had      Ordinary shares outstanding. Except as otherwise indicated, the number of Ordinary shares outstanding excludes   .
Further, all information in this prospectus reflects on a retroactive basis a    -to-one share split of our Ordinary shares, which we effectuated on     , 2021 (the “Share Split”). The purpose of the Share Split was to      the per share price of our Ordinary shares to a more customary level for a newly listed company on the    .

GLOSSARY OF INDUSTRY TERMS AND CONCEPTS
Throughout this prospectus, we use a number of industry terms and concepts which are defined as follows:
•	Bitcoin: A system of global, decentralized, scarce, digital money as initially introduced in a white paper titled Bitcoin: A Peer-to-Peer Electronic Cash System by Satoshi Nakamoto.
•	Block: A bundle of transactions analogous with digital pages in a ledger. Transactions are bundled into blocks, which are then added to the ledger. Miners are rewarded for “mining” a new block.
•
Blockchain: A software program containing a cryptographically secure digital ledger that maintains a record of all transactions that occur on the network, that enables peer-to-peer transmission of transaction information, and that follows a consensus protocol for confirming new blocks to be added to the blockchain.

•
Cryptocurrency or Digital Asset: Bitcoin and alternative coins, or “altcoins”, launched after the success of Bitcoin. This category is designed to serve functions including a medium of exchange, store of value, and/or to power applications.

•
Difficulty: In the context of Bitcoin mining, a measure of the relative complexity of the algorithmic solution required for a miner to mine a block and receive the Bitcoin reward. An increase in network hashrate will temporarily result in faster block times as the mining algorithm is solved quicker – and vice versa if the network hashrate decreases. The Bitcoin network protocol adjusts the network difficulty every 2,016 blocks (approximately every two weeks) to maintain a target block time of 10 minutes.

•	EH/s: Exahash per second. 1 EH/s equals one quintillion hashes per second (1,000,000,000,000,000,000 h/s).
•	Fork: A fundamental change to the software underlying a blockchain which may result in two different blockchains, the original, and the new version, with each their own token.
•	Hash: To compute a function that takes an input, and then outputs an alphanumeric string known as the “hash value”.
•
Hashrate: The speed at which a miner can produce computations (hashes) using the Bitcoin network’s algorithm, expressed in hashes per second. The hashrate of all miners on a particular network is referred to as the hashrate of the network.

•
Miner: Individuals or entities who operate a computer or group of computers that compete to mine blocks. Bitcoin miners who successfully mine blocks are rewarded with new Bitcoin as well as any transaction fees.

•	Mining: The process by which new blocks are created, and thus new transactions are added to the blockchain.
•
Mining pools: Mining pools are platforms for miners to contribute their hashrate in exchange for digital assets, including Bitcoin, and in some cases regardless of whether the pool effectively mines any block. Miners tend to join pools to increase payout frequency, with pools generally offering daily payouts, and to externalize to the pool the risk of a block taking longer than statistically expected from the network difficulty. Mining pools offers these services in exchange for a fee.

•	MW: Megawatts. 1 MW equals 1,000 kilowatts.
•	Bitcoin Network: The collection of all nodes running the Bitcoin protocol. This includes miners that use computing power to maintain the ledger and add new blocks to the blockchain.
•	PH/s: Petahash per second. 1 PH/s equals one quadrillion hashes per second (1,000,000,000,000,000 h/s).
•
Proof-of-work: A protocol for establishing consensus across a system that ties mining capability to computational power. Hashing a block, which is in itself an easy computational process, now requires each miner to solve for a certain difficulty variable periodically adjusted by the Bitcoin network protocol. In effect, the process of hashing each block becomes a competition. Solving for a target increases the difficulty of successfully hashing each block. For each hashed block, the overall process of hashing will have taken some time and computational effort.
•
Proof-of-stake: An alternative consensus protocol, in which a “validator” typically may use their own digital assets to validate transactions or blocks. Validators may “stake” their digital assets on whichever transactions they choose to validate. If a validator validates a block (group of transactions) correctly, it will receive a reward. Typically, if a validator verifies an incorrect transaction, it may lose the digital assets that it staked. Proof-of-stake generally requires a negligible amount of computing power compared to Proof-of-work.

•	Protocol: The software that governs how a blockchain operates.
•
Public key or private key: Each public address on a blockchain network has a corresponding public key and private key that are cryptographically generated. A private key allows the recipient to access any digital assets associated with the address, similar to a bank account password. A public key helps validate transactions that are broadcasted to and from the address. Public keys are derived from private keys.

•	Wallet: A place to store public and private keys for blockchains (similar to storage applications for usernames and passwords). Wallets are typically software, hardware, or paper-based.
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PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that may be important to you. You should read this entire prospectus and should consider, among other things, the matters set forth under “Risk Factors,” “Summary Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements and related notes thereto appearing elsewhere in this prospectus before making your investment decision. References in this prospectus to “Iris Energy,” “we,” “us,” “our,” “its,” and the “Company” refer to the registrant and its consolidated subsidiaries.
Our Company
We are a Bitcoin mining company that builds, owns and operates data center and electrical infrastructure.
We target entry into regions where we can access abundant and/or under-utilized renewable energy. For example, our current operations in British Columbia, Canada are supplied by British Columbia Hydro and Power Authority (“BC Hydro”) whose electricity, as of 2020, was 97% sourced from renewable sources.
Our Bitcoin mining operations generate revenue by earning Bitcoin through a combination of block rewards and transaction fees from the operation of our specialized computers called Application-specific Integrated Circuits (“ASICs”) and exchanging these Bitcoin for currencies such as USD or CAD. We exchange all revenue denominated in Bitcoin to currencies such as USD or CAD on a daily basis.
In January 2020, we acquired our first site in British Columbia, Canada, from PodTech Innovation Inc. and certain of its related parties. The assets acquired included a 10-acre site, electrical infrastructure, certain electrical equipment, data centers with 6 MW aggregate capacity and a fabrication facility.
We are expanding our data center capacity to approximately 30 MW at our first site in British Columbia, Canada which is expected to support hardware with a nameplate capacity of approximately 0.7 EH/s by December 31, 2021. At that site, and as of August 12, 2021, our data center capacity was utilizing approximately 16 MW of power and our Bitcoin miners' hashrate was approximately 0.4 EH/s.
As of June 30, 2021, we had binding agreements and had paid deposits to acquire additional hardware with a nameplate capacity of 3.8 EH/s, with deliveries commencing in October 2021 and ending in October 2022.
In July 2021, we entered into an agreement to acquire additional hardware with a nameplate capacity of 10.7 EH/s, with deliveries commencing in October 2022 and ending in September 2023. As of July 31, 2021, we have paid A$110.0 million in deposits with the remaining commitments totaling A$773.0 million and payable in installments in from August 2021 until October 2023. For further information regarding these commitments, please refer to the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources— Capital Commitments.”
We expect that we will need to raise capital periodically to pay for the abovementioned equipment orders and to acquire, develop and build data center sites and facilities in which that equipment will be installed.
Our outlook as described above is subject to a number of customary and industry-specific greenfield infrastructure risks, which are detailed in the section titled “Risk Factors—Risks Related to Our Business”.
Bitcoin Mining
Bitcoin is a scarce digital asset that is created and transmitted through the operation of a peer-to-peer network of computers running the Bitcoin software. The Bitcoin network allows people to exchange digital tokens, called Bitcoin, which are recorded on a publicly distributed digital transaction ledger forming the Bitcoin blockchain, which contains the record of every Bitcoin transaction since the inception of Bitcoin. The Bitcoin network is decentralized, meaning no central authority, bank or financial intermediary is required to create, transmit or determine the value of Bitcoin.
Miners earn Bitcoin by validating and verifying Bitcoin transactions, securing transaction blocks and adding those transaction blocks to the Bitcoin blockchain by using ASICs to solve a complex cryptographic algorithm known as Secure Hash Algorithm 256 (“SHA-256”). Each unique block can be mined and added to the Bitcoin blockchain by only one miner. Once the miner mines the block, the rest of the network can verify and confirm the block to the blockchain. The successful miner is remunerated with newly minted Bitcoins (known as the

“block reward”) and transaction fees. Bitcoin miners will be able to continue earning block rewards through this process until 21 million Bitcoins have been mined, which reflects the total fixed supply limit of Bitcoin. The Bitcoin network’s design regulates supply by only allowing a fixed number of Bitcoin to be mined each year and halving the number of block rewards paid to miners after approximately every four years. As a result of the Bitcoin network’s limitations on mining, it is estimated that the final Bitcoin block reward will occur in 2140, at which time miners will be incentivized to maintain the network solely based on transaction fees. It is currently estimated that approximately 20.5 million Bitcoin will have been mined by the year 2030.
Performance Metrics — Hashrate and Difficulty
In Bitcoin mining, the processing power of a miner is measured by its “hashrate” or “hashes per second”. “Hashrate” is the speed at which a miner can produce computations (“hashes”) using the Bitcoin network’s algorithm, expressed in hashes per second. Blockchain.com estimates that the aggregate hashrate of the entire Bitcoin network is estimated to be approximately 88 EH/s as of June 30, 2021, or 88 x 1018 hashes per second.
An individual miner, such as our Company, has a hashrate measured across the total number of ASICs it deploys in its Bitcoin mining operations. Generally, a miner’s expected success rate in solving blocks and realizing Bitcoin rewards over time is correlated with its total hashrate as a proportion of the total network hashrate over the same period.
“Difficulty” is a measure of the relative complexity of the algorithmic solution required for a miner to mine a block and receive the Bitcoin reward. An increase in network hashrate will temporarily result in shorter block times as the mining algorithm is solved faster–and vice versa if the network hashrate decreases. The Bitcoin network protocol adjusts the network difficulty every 2,016 blocks (approximately every two weeks) to maintain a target block time of 10 minutes.
Mining Pools
As noted above, while an individual miner’s expected success rate in solving blocks and earning Bitcoin rewards over time is correlated with its total hashrate as a proportion of the total network hashrate over the same period, in the short-term, there can be variability in a miner’s actual success rate (and therefore revenue) as the process is probabilistic. As such, miners like us typically aggregate their computing power with others by joining a global “mining pool”. Mining pools generally pay out Bitcoin rewards to participants daily based on a miner’s computing power contribution to the mining pool in return for a fee. This arrangement can reduce revenue variance and certain pools may even reward miners regardless of the number of blocks the pool solves each day (i.e. the pool operator absorbs daily variances).
Bitcoin Mining Economics
As of June 30, 2021, a successful Bitcoin miner earns a block reward of 6.25 Bitcoins plus transaction fees for each block added to the blockchain, which occurs approximately every 10 minutes and equates to 52,560 blocks or 328,500 Bitcoins per year, excluding transaction fees. The block reward is programmed to halve to 3.125 Bitcoins in approximately mid-2024. The key economic drivers for Bitcoin mining are illustrated below.

The economics of Bitcoin mining are predominantly driven by:
•	a miner’s proportionate share of the total network hashrate;

•	the block reward;
•	the level of global transaction fees;
•	the price of Bitcoin;
•	the power consumption / efficiency of mining equipment;
•	the reliability / efficiency of data center infrastructure;
•	the cost of electricity; and
•	other operating expenses, including employee and general and administrative costs.
As noted above, the amount of block rewards paid to miners is on a fixed distribution schedule, resulting in the last block reward payout to occur in approximately 120 years, at which time miners will be incentivized to maintain the network solely based on transaction fees.
Cost of electricity
Our current operations acquire power directly from the BC Hydro high-voltage electricity transmission network. We pay for our energy usage on a monthly basis to BC Hydro, which, as of June 30, 2021, consisted of a monthly demand charge of C$8.655 per kilovolt-ampere, or kVA, and a consumption charge of C$0.05073 per kilowatt hour, or kWh.

30 MW Canal Flats site
Mining Pool Participation
As part of our mining operations, we contribute our hashrate to a global mining pool (e.g. Antpool), subject to their terms of service. In simple terms, Antpool calculates our share of the statistically expected global Bitcoin reward, which is a function of: (a) our actual daily hashrate and (b) global network difficulty (fixed approximately every two weeks and ultimately represents the average global hashrate based on block time for the prior period). Antpool calculates this amount every 24 hours and pays us Bitcoin daily in arrears for our mathematically calculated share of global block rewards (net of fees to Antpool) plus our share of global transaction fees, and the Bitcoin are transferred to our exchange account on the same day.
Our Competitive Features
Focus on renewable energy
We believe that as Bitcoin continues to develop as an emerging store of value and medium of exchange, it is increasingly important that this asset class evolves in an environmentally and socially responsible manner. Accordingly, we are focused on powering our operations with renewable energy. For example, our current operations in British Columbia, Canada are supplied by BC Hydro whose electricity was 97% sourced from renewable sources as of 2020. We believe that this reduces the risk profile of our business by minimizing the exposure to commodity inputs (e.g. gas and coal) that are typically used to fuel sources of thermal generation, reducing our exposure to carbon pricing policies or other similar mechanisms that may significantly impact the costs of thermal generation.

Socially-responsible
Where possible and practical, we look to partner with and support local communities where we operate. For example, we recently announced that we will contribute C$500,000 to four Ktunaxa First Nations communities. We committed to make this an annual contribution subject to the continuing and profitable operation of our first data center in British Columbia, Canada, and will work with the First Nations communities to deepen the relationship in a number of areas, including by providing employment opportunities.
Ownership of real assets
We have ownership of our electrical infrastructure and data centers, including freehold and long-term leasehold land. This provides us with long-term security and operational control over our assets, in comparison with other business models that may rely on short-term leases or hosting of mining hardware with third-party infrastructure providers.
Proprietary data center design expertise
We are building proprietary data centers that continue to be refined through years of research and development to further optimize their operational environment and efficiencies, including to achieve stable uptime performance during high and low temperature periods.
Experienced board and management team
Our board and management team have an established track record in financing, developing, building, operating, maintaining and managing billions of dollars in greenfield renewable energy projects and associated grid connections across North America, Western Europe and Asia Pacific. Our team also has extensive experience in renewables development, asset management, mergers and acquisitions and power contract negotiations.
Risks Related to our Business
Investing in our Ordinary shares involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our Ordinary shares. There are several risks related to our business and our ability to leverage our strengths and execute our strategies described elsewhere in this prospectus that are described under “Risk Factors” elsewhere in this prospectus. Among these important risks are risks associated with the following:
•
We have a limited operating history, with operating losses as the business has grown. If we are unable to sustain greater revenues than our operating costs, we will incur operating losses, which could negatively impact our operations, strategy and financial performance.

•	Any electricity outage, limitation of electricity supply or increase in electricity costs could materially impact our operations and financial performance.
•	Any long-term outage or limitation of the internet connection at our sites could materially impact our operations and financial performance.
•	Any critical failure of key electrical or data center equipment may result in material impacts to our operations and financial performance.
•	Serial defects in our ASICs and other equipment may result in underperformance relative to expectations and impact our financial performance.
•	Failure of our suppliers to perform under the relevant supply contracts for equipment that has already been procured may delay our expansion plans.
•	Supply chain and logistics issues for us or our suppliers may delay our expansion plans or increase the cost of constructing our infrastructure.
•	Cancellation or withdrawal of required operating and other permits and licenses could materially impact our operations and financial performance.
•	Our business is subject to customary risks in developing greenfield infrastructure projects.

•	We have an evolving business model and strategy.
•	Failure to effectively manage our growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.
•	We may be unable to raise additional capital needed to fulfill our capital commitments or grow our business and achieve expansion plans.
•	We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to repay the principal and interest on our indebtedness.
•	We operate in a highly competitive industry and rapidly evolving sector.
•	Our future success will depend significantly on the price of Bitcoin, which is subject to risk and has historically been subject to wide swings and significant volatility.
•	It may take significant time and expenditure for us to grow our Bitcoin mining operations, through continued development at our existing and planned sites and our efforts may not be successful.
•
COVID-19 or any pandemic, epidemic or outbreak of an infectious disease in any country in which we operate, and any governmental or industry measures taken in response to COVID-19 or any other such infectious disease, may adversely impact our operations.

•	The loss of any of our management team or an inability to attract and retain qualified personnel could adversely affect our operations, strategy and business.
•	The potential acquisition of businesses, services or technologies may not be successful or may adversely affect our existing operations.
•	Adverse movements in Bitcoin prices or exchange rates (including the rates at which we may convert digital assets to fiat currency) may negatively affect our financial performance.
•
Our business and operating plan may be altered due to several external factors, including market conditions, the ability to procure equipment in a quantity, cost and timeline consistent with our business plan and the ability to identify and acquire additional locations to replicate the existing operating model at our operational facility.

•
We may be vulnerable to severe weather conditions and natural disasters, including earthquakes, fires, floods, hurricanes, tornadoes, severe storms (including impacts from rain, snow, lightning and wind), as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

•	Our properties may experience damages, including damages that are not covered by insurance.
•	We may be affected by price fluctuations in the wholesale and retail power markets.
•	We may not be able to procure mining hardware on commercially acceptable terms or sufficient funding may not be available to finance the acquisition of mining hardware.
•
We and our third-party service providers, including mining pool service providers, may fail to adequately secure or maintain the confidentiality, integrity or availability of the data we hold or detect any related threats, which could disrupt our normal business operations and our financial performance and adversely affect our business.

•	We may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.
•	The regulatory environment regarding digital asset mining is in flux, and we may become subject to additional regulations that may limit our ability to operate.
•	Regulation could adversely affect the price of digital assets or the digital assets mining industry.
•	Changes to tax rates and/or legislation generally may adversely affect us.
•	Future developments regarding the treatment of digital assets for U.S. federal income and foreign tax purposes could adversely impact our business.

Company Information
We were originally incorporated under the laws of New South Wales, Australia, on November 6, 2018 as “Iris Energy Pty Ltd” an Australian private company (ACN 629 842 799). Prior to effectiveness of the registration statement of which this prospectus is a part, we will convert into a public entity under Australian law. The public entity will be named “Iris Energy Limited”.
Our principal executive offices are located at Level 21, 60 Margaret Street, Sydney, Australia, and our telephone number is     . We maintain a website at https://irisenergy.co/. Information on our website is not incorporated by reference into or otherwise part of this prospectus. You should rely only on the information contained in this prospectus when making a decision as to whether to invest in the Ordinary shares.
Implications of Being an Emerging Growth Company and a Foreign Private Issuer
Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”). For so long as we remain an emerging growth company, we are eligible to utilize the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct direct listings or initial public offerings and file periodic reports with the SEC. These provisions include, but are not limited to:
•
being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

•
not being required to comply with the auditor attestation requirements of Section 404 of SOX, the assessment of our internal control over financial reporting, which would otherwise be applicable beginning with the second annual report following the effectiveness of the registration statement of which this prospectus is a part;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
We will remain an emerging growth company until the first to occur of the last day of the fiscal year (i) that follows the fifth anniversary of the effectiveness of the registration statement of which this prospectus is a part, (ii) in which we have total annual gross revenue of at least $1.07 billion or (iii) in which we are deemed to be a “large accelerated filer,” as defined in the Exchange Act, which means the market value of our Ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of the second financial quarter of such financial year; or if it occurs before any of the foregoing dates, the date on which we have issued more than $1 billion in non-convertible debt over a three-year period.
We have elected to utilize certain of the reduced disclosure obligations in this prospectus and may elect to utilize other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our shareholders may be different than what you might receive from other public reporting companies in which you hold equity interests.
Under Section 107(b) of the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.
Foreign Private Issuer
We qualify as a “foreign private issuer” under U.S. securities laws. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We may utilize these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.
Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are not emerging growth companies and will continue to be permitted to follow our home country practice on such matters.
For additional information, see the section titled “Risk Factors—Risks Related to Iris Energy Being a Foreign Private Issuer—As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company” and “Risk Factors—Risks Related to Iris Energy Being a Foreign Private Issuer—We are an “emerging growth company” under the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our Ordinary shares less attractive to investors”.

SUMMARY HISTORICAL FINANCIAL INFORMATION
The following tables present summary historical consolidated financial and other data as of the dates and for the periods indicated. Our audited annual consolidated financial statements have been prepared under accordance with IFRS, as issued by the IASB. The following summarizes historical consolidated financial data from November 6, 2018 (incorporation date) to June 30, 2019 and as of and for the year ended June 30, 2020 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The following summary historical consolidated financial data for the half year ended December 31, 2019 and as of and for the half year ended December 31, 2020 have been derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. We maintain our books and records and report our financial results in Australian dollars. We report our financial results in Australian dollars. For the convenience of the reader, we have translated information some of the tables below presented in Australian dollars into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on December 31, 2020, which was A$1.00 to $0.7709. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
Summary income statement data
	Year ended June 30, 2020	Period from November 6, 2018 (incorporation date) to June 30, 2019
	(A$ thousands)	(A$ thousands)
Profit and loss
Bitcoin mining revenue	3,260	1
Other income – insurance recoveries	23	—
Depreciation and amortization	(1,137)	—
Electricity charges	(1,961)	—
Employee benefits expense	(1,375)	(1)
Share-based payments expense	(261)	—
Professional fees	(770)	(107)
Other expenses	(271)	(50)
Loss before interest, foreign exchange gains/(loss) and income tax	(2,492)	(157)
Interest income	4	1
Interest expense	(155)	—
Foreign exchange gains/(loss)	(518)	3
Loss before income tax expense	(3,161)	(153)
Income tax expense	—	—
Loss after income tax expense for the period	(3,161)	(153)
Other comprehensive loss for the period, net of tax	(242)	—
Total comprehensive loss for the period	(3,403)	(153)
Basic earnings per share (A$ cents)	(3.92)	(0.28)
Diluted earnings per share (A$ cents)	(3.92)	(0.28)

	Half year ended December 31
	2020	2020	2019
	(US$ thousands)	(A$ thousands)	(A$ thousands)
Profit and loss
Bitcoin mining revenue	2,092	2,714	655
Other income	557	722	—
Depreciation and amortization	(676)	(877)	(312)
Electricity charges	(1,180)	(1,531)	(463)
Employee benefits expense	(595)	(772)	(407)
Share-based payments expense	(269)	(349)	—
Impairment of assets	(444)	(576)	—
Loss on disposal of assets	(208)	(270)	—
Professional fees	(151)	(196)	(225)
Other expenses	(200)	(259)	(78)
Loss before interest, foreign exchange loss and income tax	(1,074)	(1,394)	(830)
Interest income	1	2	2
Interest expense	(158)	(205)	—
Foreign exchange gains/(loss)	(486)	(630)	(93)
Loss before income tax expense	(1,717)	(2,227)	(921)
Income tax expense	—	—	—
Loss after income tax expense for the period	(1,717)	(2,227)	(921)
Other comprehensive loss for the period, net of tax	(713)	(925)	(61)
Total comprehensive loss for the period	(2,430)	(3,152)	(982)
Basic earnings per share (A$ cents)	(1.71)	(2.22)	(1.13)
Diluted earnings per share (A$ cents)	(1.71)	(2.22)	(1.13)
Summary statement of financial position information
	December 31, 2020	December 31, 2020	June 30, 2020
	(US$ thousands)	(A$ thousands)	(A$ thousands)
Assets
Total current assets	15,726	20,400	3,741
Total non-current assets	17,671	22,922	13,035
Total assets	33,397	43,322	16,776
Liabilities
Total current liabilities	24,450	31,716	4,014
Total non-current liabilities	1,242	1,611	—
Total liabilities	25,692	33,327	4,014
Total equity	7,705	9,995	12,762
Total liabilities and equity	33,397	43,322	16,776

Summary statement of cash flows information
	Year ended June 30, 2020	Period from November 6, 2018 (incorporation date) to June 30, 2019
	(A$ thousands)	(A$ thousands)
Net cash used in operating activities	(1,443)	(413)
Net cash used in investing activities	(6,704)	(2,165)
Net cash from financing activities	10,906	2,692
Net increase in cash and cash equivalents	2,759	114
Cash and cash equivalents at the beginning of the period	121	—
Effects of exchange rate changes on cash and cash equivalents	(31)	7
Cash and cash equivalents at the end of the period	2,849	121
	Half year ended December 31
	2020	2020	2019
	(US$ thousands)	(A$ thousands)	(A$ thousands)
Net cash used in operating activities	93	121	(536)
Net cash used in investing activities	(11,157)	(14,473)	(4,597)
Net cash from financing activities	23,976	31,101	6,486
Net increase in cash and cash equivalents	12,912	16,749	1,353
Cash and cash equivalents at the beginning of the period	2,196	2,849	121
Effects of exchange rate changes on cash and cash equivalents	(20)	(26)	(82)
Cash and cash equivalents at the end of the period	15,088	19,572	1,392

RISK FACTORS
An investment in our Ordinary shares involves a high degree of risk. You should consider carefully the following risks, together with the other information contained in this prospectus, before you decide whether to buy our Ordinary shares. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations, financial condition, and cash flows could suffer significantly. As a result, the market price of our Ordinary shares could decline, and you may lose all or part of the money you paid to buy our Ordinary shares.
Risks Related to Our Business
We have a limited operating history, with operating losses as the business has grown. If we are unable to sustain greater revenues than our operating costs, we will incur operating losses, which could negatively impact our operations, strategy and financial performance.
We began Bitcoin mining in 2019. We have a limited operating history upon which an evaluation of the business and its prospects can be based. We may be subject to many risks common to new and growing businesses, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that we will be successful in achieving a return on your investment or meeting other metrics of success.
Our future business plan requires substantial expenses in the establishment and operation of our business and there can be no assurance that subsequent operational objectives will be achieved. Our success will ultimately depend on our ability to generate cash from our business. If we do not achieve our operational objectives, and to the extent that we do not generate cash flow and income, our financial performance and long-term viability may be materially and adversely affected. An investment in our Ordinary shares must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development.
Any electricity outage, limitation of electricity supply or increase in electricity costs could materially impact our operations and financial performance.
Our primary input is electricity. We rely on third parties, including utility providers, for the reliable and sufficient supply of electrical power to our infrastructure. We cannot guarantee that these third parties will be able to consistently provide sufficient levels of electrical power, will have the necessary infrastructure to deliver any additional power that we may require, or that we will be able to procure power from or recontract with them on commercially acceptable terms. Restrictions on the supply of, or our failure to procure, sufficient electricity could adversely affect our operational performance and revenue by constraining the number of ASICs that we can operate at any one time.
Our access to electricity, or to sufficient electricity, may be affected by acts of God, utility equipment failure or scheduled and unscheduled maintenance that result in electricity outages to the utility’s or the broader electrical network’s facilities. These electricity outages may occur with limited or no warning and be of an unpredictable duration. Further, our counterparties may be unable to deliver the required amount of power for a variety of technical or economic reasons. As Bitcoin mining is power intensive and backup power generation may be expensive to procure, any backup electricity supplies may not be sufficient to power all of our Bitcoin mining equipment in an affected location for the duration of the outage. The effects of any such events, including any significant nonperformance by counterparties, could have a material adverse effect on our business, financial condition, and operating results.
The price that we pay for electricity is dependent on numerous factors including sources of generation, regulatory environment, electricity market structure, instantaneous supply/demand balances, counterparty, and procurement method. These factors may be subject to change over time and result in increasing power costs, which could have a material adverse effect on our operating results and financial condition.
Any long-term outage or limitation of the internet connection at our sites could materially impact our operations and financial performance.
Our ability to validate and verify Bitcoin transactions, secure transaction blocks and add those transaction blocks to the Bitcoin blockchain, either directly or through a mining pool, is dependent on our ability to connect to the Bitcoin network or mining pools through the internet. Any extended downtime, limitations in bandwidth or other constraints may affect our ability to contribute some or all of our computing power to the network or mining pools. We may not have backup internet connections at our operations, and any backup internet connections may not be sufficient to support all of our Bitcoin mining equipment in an affected location for the duration of the outage, limitations or constraints to the primary internet connection. The effects of any such events could have a material adverse effect on our operating results and financial condition.
Any critical failure of key electrical or data center equipment may result in material impacts to our operations and financial performance.
Certain key pieces of electrical or data center equipment may represent single points of failure for some or all of the power capacity at our operating sites. Any failure of such equipment may result in our inability to utilize some or all of our Bitcoin mining equipment in an affected location for the duration of time it takes to procure and install replacement parts. Some of the equipment used in our operations has long-lead times from the time of placing an order until installation and commissioning, which could result in lengthy outages in an affected location, and could materially impact our financial results and financial condition.
Serial defects in our ASICs and other equipment may result in underperformance relative to expectations and impact our financial performance.
Our operations contain certain items of equipment that have a high concentration from one manufacturer (e.g. our ASICs). Additionally, the equipment we rely on may experience defects in workmanship or performance throughout its operational life. If such defects are widespread across equipment we have used in the construction of our facilities, we could suffer material outages or underperformance compared to expectations. Such circumstances could have a material adverse effect on our business, prospects, financial condition and operating results.
Failure of our suppliers to perform under the relevant supply contracts for equipment that has already been procured may delay our expansion plans.
The majority of equipment used in our operations is sourced from third party manufacturers and suppliers. If those third-party manufacturers and suppliers are late in delivery, cancel or default on their supply obligations or deliver underperforming or faulty equipment it could cause material delays or affect the performance of our operations. Some of our supply contracts may contain equipment warranties and protections with respect to late delivery; however, they may not be able to be successfully claimed against or may be inadequate to compensate for the impact to our operating results and financial condition.
Supply chain and logistics issues for us or our suppliers may delay our expansion plans or increase the cost of constructing our infrastructure.
The equipment used in our operations is generally manufactured by third parties using a large amount of commodity inputs (e.g. steel, copper, aluminum). Many manufacturing businesses globally are currently experiencing supply chain issues with respect to such commodities and other materials and labor used in their production processes, which is due to a complex array of factors including COVID-19, and which can occur from time to time due to a range of factors. Such issues may cause delays in the delivery of, or increases in the cost of, the equipment used in our operations, which could materially impact our operating results and may delay our expansion plans.
Many of the manufacturers of our equipment are located outside of the jurisdictions in which we have facilities and sites, necessitating international shipping to enable us to incorporate the equipment into our facilities. COVID-19 and a range of related factors, including, but not limited to, government-mandated travel restrictions, quarantines, social distancing directives and the temporary closure of businesses, are causing many businesses to experience logistics issues resulting in delayed deliveries of equipment. Supply chain disruptions may also occur from time to time due to a range of factors beyond our control, including, but not limited to, increased costs of labor, freight costs and raw material prices along with a shortage of qualified workers. Such supply chain disruptions have the potential to cause material impacts to our operating performance and financial position if delivery of equipment for our facilities is delayed.
Cancellation or withdrawal of required operating and other permits and licenses could materially impact our operations and financial performance.
In each jurisdiction in which we operate, it is typical that we must obtain certain permits, approvals and/or licenses in order to construct and operate our facilities. If, for whatever, reason such permits, approvals and/or licenses are not granted, or if they are lost, suspended, terminated or revoked, it may result in delays in construction of our facilities, require us to halt all or part of our operations, or cause us to be exposed to financial or other penalties at the affected locations. Such circumstances could have a material adverse effect on our business, financial condition and operating results.
Our business is subject to customary risks in developing greenfield infrastructure projects.
The build-out of our platform is subject to customary risks relevant to developing greenfield infrastructure projects, including:
•	Difficulty finding sites that satisfy our requirements at a commercially viable price;
•	Planning approval processes and permitting and licensing requirements in certain jurisdictions;
•	Site condition risks (e.g. geotechnical, environmental, flooding, seismic and archaeological) exist in developing greenfield sites;
•	Obtaining easements and rights of way (e.g. for access or transmission lines), if required;
•
Availability of power and satisfactory outcome of studies, as well as completion of the process to connect to the electrical grid and execution of connection agreements and electricity supply agreements with the relevant entities;

•	Availability, timing of delivery and cost of construction materials and equipment to each site;
•	Contracting and labor issues (i.e. industry-wide labor strikes, accessing experienced labor force and contractors/subcontractors in remote areas);
•	Non-performance by contractors and sub-contractors impacting quality assurance and quality control;
•	Lack of interest from contractors or design builders and potentially increase in project costs due to competitive infrastructure development worldwide;
•	Inclement weather;
•	Climate change;
•	Construction delays generally;
•	Delays or impacts arising from pandemics (e.g. COVID-19);
•	Obtaining any required regulatory or other approvals to invest or own land and infrastructure in foreign jurisdictions; and
•	Availability of capital to fund construction activities and associated contractual commitments.
We have an evolving business model and strategy.
Our business model has significantly evolved since our incorporation and we expect it to continue to do so in the future. As digital assets become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to evolve as well. As a result, from time to time, we may modify aspects of our business model relating to our strategy, including pursuing business opportunities outside of the digital asset industry. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. These modifications may increase the complexity of our business and place significant strain on our management, personnel, operations, systems, technical performance, financial resources and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities within the digital assets industry and we may lose out on such opportunities. Such circumstances could have a material adverse effect on our business, prospects, financial condition and operating results.

Failure to effectively manage our growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.
Our current and future growth, including increases in the number of our strategic relationships, may place a strain on our managerial, operational, and financial resources and systems, as well as on our management team. Although we may not grow as we expect, if we fail to manage our growth effectively or to develop and expand our managerial, operational, and financial resources and systems, our business and financial results would be materially harmed.
We may be unable to raise additional capital needed to fulfill our capital commitments or grow our business and achieve expansion plans.
We will need to raise additional capital to fund our operations, increase our power capacity, meet hardware purchase commitments, pursue our growth strategies, including potential acquisitions of complementary businesses, and respond to competitive pressures or unanticipated working capital requirements. We have entered into binding agreements and have paid deposits to acquire mining hardware, with remaining commitments payable in instalments. If we are unable to pay the remaining commitments as and when they become due, we are liable to at least 20% of the purchase price of the relevant batch of mining hardware that has been committed. We may also be responsible for any loss incurred by the manufacturer in relation to the production or procurement of that relevant batch of mining hardware. Inability to secure appropriate hardware may adversely affect our operations, financial position and financial performance.
Additionally, our nameplate hashrate capacity figures provided in this prospectus with respect to the acquisition of additional hardware are inclusive of applicable discounts provided under the relevant purchase agreements, whereby upon satisfaction of scheduled payments due under the agreements, the manufacturer agrees to apply a discount to the relevant payments based on the timing the payments are received (in the form of additional delivered hardware). Our nameplate capacity figures provided in this prospectus are inclusive of such discounts and therefore assume all payments required under the relevant agreements are made in full and on time. To the extent we are unable to make our payments due under our hardware purchase agreements in full and on time, we risk not receiving the relevant discounts and/or not receiving the hardware at all, which would reduce our nameplate hashrate capacity and have a material impact on our business, prospects, financial condition and operating results.
We may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our existing operations. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests. Furthermore, if we incur additional debt financing, the holders of debt likely would have priority over the holders of our Ordinary shares on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness or to take other actions including terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our shareholders.
We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to repay the principal and interest on our indebtedness.
Our ability to make scheduled payments on, or refinance our debt obligations, depends on our financial condition and operating performance, which are subject to a number of factors beyond our control.
If we are unable to repay our indebtedness and fund operations, we may be required to limit growth, seek additional capital, sell assets, or restructure or refinance our indebtedness. Even if we adopt one of these options, the strategy may not be successful, and we may be unable to repay our indebtedness and fund our operations. Further, movements in interest rates may affect debt repayments. In addition, we may incur additional debt and take other actions that could diminish our ability to make payments on our indebtedness when due. If new debt is added to existing or future debt, these risks could increase. We could, among other remedies that may be available, be forced into bankruptcy, insolvency or liquidation.
We operate in a highly competitive industry and rapidly evolving sector.
The Bitcoin mining ecosystem is highly innovative, rapidly evolving and characterized by intense competition, experimentation and frequent introductions of new products and services, and is subject to uncertain and evolving industry and regulatory requirements. We expect competition to increase in the future as existing competitors expand their operations, new competitors enter the industry, and new products are introduced or existing products enhanced. We compete against a number of companies operating globally that focus on mining digital assets.
Our existing and potential competitors may have various competitive advantages over us, such as:
•	greater name recognition, longer operating histories and larger market shares;
•	more established marketing, banking and compliance relationships;
•	greater mining capabilities;
•	more timely introduction of new technologies;
•	preferred relationships with suppliers of mining machines and other equipment;
•	access to more competitively priced power;
•	greater financial resources to make acquisitions;
•	lower labor, compliance, risk mitigation and research and development costs;
•	larger and more mature intellectual property portfolios;
•	greater number of applicable licenses or similar authorizations;
•	established core business models outside of the mining or trading of digital assets, allowing them to operate on lesser margins or at a loss;
•	operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and
•	substantially greater financial, technical and other resources.
If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results and financial condition could be adversely affected.
We cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in our business sector and we may fail to capitalize on certain important business and market opportunities. Such circumstances could have a material adverse effect on our business, prospects, financial condition, and operating results.
Our future success will depend significantly on the price of Bitcoin, which is subject to risk and has historically been subject to wide swings and significant volatility.
We generate revenue from the sale of Bitcoin. In developing our business plan and operating budget, we make certain assumptions regarding future Bitcoin prices. The prices that we receive for our Bitcoin depends on numerous market factors beyond our control and, accordingly, some underlying Bitcoin price assumptions relied on by us may materially change and actual Bitcoin prices may differ materially from those expected. For instance, the introduction of cryptocurrencies backed by central banks, known as “CBDCs,” could significantly reduce the demand for Bitcoin. Due to the highly volatile nature of the price of Bitcoin, our historical operating results have fluctuated, and may continue to fluctuate, significantly from period to period in accordance with market sentiments and movements in the broader digital assets ecosystem. In particular, our operating results may continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:
•	changes in the legislative or regulatory environment, or actions by governments or regulators that impact the digital assets industry generally, or mining operations specifically;
•	difficulty obtaining new hardware and related installation costs;
•	access to cost-effective sources of electrical power;
•	evolving cryptographic algorithms and emerging trends in the technology securing blockchains, including proof-of-stake;

•	adverse legal proceedings or regulatory enforcement actions, judgments, settlements or other legal proceeding and enforcement-related costs;
•	the development and introduction of existing and new products and technology by us or our competitors;
•	increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;
•	system failure or outages, including with respect to our mining hardware, power supply and third-party networks;
•	breaches of security or data privacy;
•	loss of trust in the network due to a latent fault in the Bitcoin network;
•	our ability to attract and retain talent;
•	our ability to hedge risks related to our ownership of digital assets;
•	the introduction of new digital assets, leading to a decreased adoption of Bitcoin; and
•	our ability to compete.
Further, revenue for Bitcoin miners consists of the block reward and transaction fees. Transaction fees are not pre-determined by the Bitcoin protocol and vary based on market factors, such as user demand, the quantity of transactions and the capacity of the network. In addition, “off-chain” solutions (e.g. Lightning Protocol and Statechains), which have been introduced to allow users to transact away from the blockchain, may lower miner revenues from transaction fees. Decreased transaction fees would have an adverse effect on our financial performance.
As a result of these and other factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In addition, as a result of the rapidly evolving nature of our business and the digital assets ecosystem, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Annual expenses reflected in our financial statements may be significantly different from historical rates. Our operating results in one or more future periods may fall below the expectations of securities analysts and investors. As a result, the trading price of our Ordinary shares may increase or decrease significantly.
It may take significant time and expenditure for us to grow our Bitcoin mining operations through continued development at our existing and planned sites, and our efforts may not be successful.
The continued development of our existing and planned facilities is subject to various factors beyond our control. In the context of the COVID-19 pandemic, there is an elevated risk that the delivery or installation of equipment from suppliers will be delayed, and of shortages in materials or labor due to travel restrictions and social distancing requirements. There is also the risk of a COVID-19 outbreak on site, which would halt construction in the short term.
More generally, there may be difficulties in integrating new equipment into existing infrastructure, constraints on our ability to connect to or procure the expected electricity supply capacity at our facilities, defects in design or construction, diversion of management resources, insufficient funding, or other resource constraints. Actual costs for development may exceed our planned budget.
We intend to expand by acquiring and developing additional sites, taking into account a number of important characteristics such as availability of renewable energy, electrical infrastructure and related costs, geographic location and the local regulatory environment. We may have difficulty finding sites that satisfy our requirements at a commercially viable price, or that satisfy our timing requirements associated with our expansion plans.
Transfer of sites that we have contractually secured may ultimately fail to complete due to factors beyond our control (e.g. due to default or non-performance by counterparties). In addition, estimated power availability at sites secured could be materially less than initially expected or not available at all, and processes to secure permits, approvals and/or licenses to construct and operate our facilities could be delayed in regulatory processes or may not be successful.

Development and construction delays, cost overruns, changes in market circumstances, an inability to find suitable data center locations as part of our expansion, and other factors may adversely affect our operations, financial position and financial performance.
See “Risk Factors—Risks Related to Our Business—Our business is subject to customary risks in developing greenfield infrastructure projects”.
COVID-19 or any pandemic, epidemic or outbreak of an infectious disease in any country in which we operate, and any governmental or industry measures taken in response to COVID-19 or any other such infectious disease, may adversely impact our operations.
The COVID-19 pandemic has had unpredictable and unprecedented impacts in Australia, Canada, the United States and nearly every other country in the world. COVID-19 has affected how we are operating our business, including as a result of government public health orders and travel restrictions, all of which could negatively impact our business and results of operations, including cash flows. The duration and extent to which these measures will continue to impact us remain uncertain, and may prove difficult to assess or predict, particularly over the medium to longer term.
The nature and extent of the effect of COVID-19 on our financial performance, particularly in the longer term, is unknown. The continued uncertainty, as well as a likelihood of an economic downturn of unknown duration or severity in certain jurisdictions key to our business, means that we may be unable to accurately forecast our operating costs or financial performance.
As the COVID-19 pandemic continues to develop, governments (at national, provincial and local levels), corporations and other authorities may continue to implement restrictions or policies that could adversely affect global capital markets, the global economy, Bitcoin and other cryptocurrency prices, and our Ordinary share price.
As of the date of the registration statement of which this prospectus forms a part, we have not been declared an essential business. As a result, we may be required to substantially reduce or cease operations in response to governmental action or decree as a result of the COVID-19 pandemic. We are still assessing the effect on our business from the COVID-19 pandemic and any actions implemented by the governments in jurisdictions in which we operate. We have implemented safety protocols to protect our personnel, but we cannot offer any assurance that the COVID-19 pandemic or any other pandemic, epidemic or outbreak of an infectious disease in Australia, Canada, the United States or elsewhere, will not materially and adversely affect our business.
The loss of any of our management team or an inability to attract and retain qualified personnel could adversely affect our operations, strategy and business.
We operate in a competitive and specialized industry where our continued success is dependent upon our ability to attract and retain skilled and qualified personnel. A loss of a significant number of our skilled and experienced employees or, alternatively, difficulty in attracting additional adequately skilled and experienced employees may negatively impact our operations and financial performance.
The employment contracts of certain of our employees contain non-competition and non-solicitation provisions designed to limit the impact of employees departing the business by restricting the ability of these employees to obtain employment with our competitors. Such provisions may not be enforceable, may only be partially enforceable or may not be enforced, which could impede our ability to protect our business interests.
The potential acquisition of businesses, services or technologies may not be successful or may adversely affect our existing operations.
In the future, we may seek to acquire businesses, services or technologies that we believe could complement or expand our current business, enhance our technical capabilities or otherwise offer growth opportunities. We may not be successful in identifying and acquiring suitable acquisition targets at an acceptable cost. Further, the pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, regardless of whether or not they are ultimately completed.

If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated synergies, strategic advantages or earnings from the acquired business due to a number of factors, including:
•	incurrence of acquisition-related costs;
•	unanticipated costs or liabilities associated with the acquisition;
•	the potential loss of key employees of the target business;
•	use of resources that are needed in other parts of our business; and
•	use of substantial portions of our available cash to complete the acquisition.
Acquisitions may also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect operating results. In addition, if an acquired business fails to meet expectations, our business, results of operations and financial condition may be adversely affected.
Further, as we may settle acquisitions in new industries and new geographic regions, there is a risk that we may not fully comply with laws, regulations, business operations or risks associated with these industries or regions. There is a risk that we could face legal, tax or regulatory sanctions or reputational damage as a result of any failure to comply with (or comply with developing interpretations of) applicable laws, regulations and standards of good practice. Our failure to comply with such laws, regulations and standards could result in fines or penalties, the payment of compensation or the cancellation or suspension of our ability to carry on certain activities or service offerings, interrupt or adversely affect parts of our business and may have an adverse effect on our operations and financial performance.
Adverse movements in Bitcoin prices or exchange rates (including the rates at which we may convert digital assets to fiat currency) may negatively affect our financial performance.
We are exposed to fluctuations in currency exchange rates (including the rates at which Bitcoin can be exchanged for fiat currency), which could negatively affect our financial condition and results of operations. We are exposed to currency exchange rate fluctuations because portions of our revenue and expenses are currently, and may continue to be in the future, denominated in currencies other than our functional reporting currency (Australian dollars), and because our income is in Bitcoin rather than in any fiat currency. Exchange rate fluctuations may adversely affect results of operations, financial performance and the value of our assets in the future.
Our business and operating plan may be altered due to several external factors, including market conditions, the ability to procure equipment in a quantity, cost and timeline consistent with our business plan and the ability to identify and acquire additional locations to replicate the existing operating model at our operational facility.
Our business plan is predicated on multiple assumptions, some of which include our procurement of additional mining equipment with certain performance specifications at certain future dates and prices as well as the acquisition and construction of additional locations and infrastructure to host such mining equipment. Our business plan is subject to change to the extent we are not able to achieve the outcomes consistent with our current assumptions and expectations.
We may be vulnerable to severe weather conditions and natural disasters, including earthquakes, fires, floods, hurricanes, tornadoes, severe storms (including impacts from rain, snow, lightning and wind), as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.
Our business may be subject to the risks of severe weather conditions and natural disasters, including earthquakes, fires, floods, hurricanes, tornadoes, severe storms (including impacts from rain, snow, lightning and wind), as well as power outages and other industrial incidents, any of which could result in system failures, power supply disruptions and other interruptions that could harm our business.
We do not currently, and may not in the future, carry business interruption insurance sufficient to compensate for the losses that may result from interruptions in our operations as a result of inability to operate or failures of equipment and infrastructure at our facilities. A system outage could have a material adverse effect on our business, prospects, financial condition, and operating results.
Our properties may experience damages, including damages that are not covered by insurance.
Our current and planned operations, and any other future sites we establish, will be subject to a variety of risks relating to physical condition and operation, including:
•	the presence of construction or repair defects or other structural or building damage;
•	any noncompliance with, or liabilities under, applicable environmental, health or safety regulations or requirements or building permit and zoning requirements;
•
any damage resulting from extreme weather conditions or natural disasters, such as earthquakes, fires, floods, hurricanes, tornadoes, severe storms (including impacts from rain, snow, lightning and wind), or extreme cold or hot weather; and

•	claims by employees and others for injuries sustained at its properties.
Where considered practical to do so, we intend to maintain adequate insurance in line with industry practice. There can be no assurance that adequate insurance will be available, and even if available, that such insurance will be available at economically acceptable premiums or will be adequate to cover any claims made. Furthermore, we may not obtain adequate insurance for any reason. If we incur uninsured losses or liabilities, our assets, profits and prospects may be materially impacted. The occurrence of an event that is not covered, in full or in part, by insurance could have a material adverse effect on our operations, financial position and financial performance.
We may be affected by price fluctuations in the wholesale and retail power markets.
Our power arrangements may vary depending on the markets in which we operate, and comprise fixed and variable power prices, including arrangements that may contain certain price adjustment mechanisms in case of certain events. Furthermore, some portion of our power arrangements may be priced by reference to published index prices and, thus, reflect market movements outside of our control.
A substantial increase in electricity costs or a fall in Bitcoin exchange values could render Bitcoin mining ineffective or not viable for us. Market prices for power, generation capacity and ancillary services, are unpredictable. An increase in market prices for power, generation capacity, and ancillary services may adversely affect our business, prospects, financial condition, and operating results. Long- and short-term power prices may fluctuate substantially due to a variety of factors outside of our control, including, but not limited to:
•	increases and decreases the quantity and type of generation capacity;
•	changes in network charges;
•	fuel costs;
•	new generation technologies;
•	changes in power transmission constraints or inefficiencies;
•	volatile weather conditions, particularly unusually hot or mild summers or unusually cold or warm winters;
•
technological shifts resulting in changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools, expansion and technological advancements in power storage capability and the development of new fuels or new technologies for the production or storage of power;

•	federal and state power, market and environmental regulation and legislation;
•	changes in capacity prices and capacity markets; and
•	power market structure (e.g. energy-only vs. energy and capacity markets).
If we are unable to secure power supply at prices or on terms acceptable to us, it would potentially have a material adverse effect on our business, prospects, financial condition, and operating results.

We may not be able to procure mining hardware on commercially acceptable terms or sufficient funding may not be available to finance the acquisition of mining hardware.
The success of our business is dependent on our ability to acquire and configure appropriate hardware solutions to remain competitive. There can be no assurances that the most efficient Bitcoin mining hardware will be readily available when the need is identified, that it will be available to us at a commercially acceptable price or that funding will be available to finance the acquisition of this hardware. We have entered into binding agreements and have paid deposits to acquire mining hardware, with remaining commitments payable in instalments. If we are unable to pay the remaining commitments as and when they become due, we are liable to at least 20% of the purchase price of the relevant batch of mining hardware that has been committed. We may also be responsible for any loss incurred by the manufacturer in relation to the production or procurement of that relevant batch of mining hardware. Inability to secure appropriate hardware may adversely affect our operations, financial position and financial performance.
We and our third-party service providers, including mining pool service providers, may fail to adequately secure or maintain the confidentiality, integrity or availability of the data we hold or detect any related threats, which could disrupt our normal business operations and our financial performance and adversely affect our business.
Our business operations and reputation depend on our ability to maintain the confidentiality, integrity and availability of data, digital assets, and systems related to our business, customers, proprietary technologies, processes, and intellectual property. We and our business and commercial partners, such as Bitcoin mining pools, digital asset exchanges and other third parties with which we interact, rely extensively on third-party service providers’ information technology (“IT”) systems, including renewable energy infrastructure, cloud-based systems and on-premises servers (i.e. data centers), to record and process transactions and manage our operations, among other matters.
We and our third-party service providers, partners and collaborators, may in the future experience, failures of, or disruptions to, IT systems and may be subject to attempted and successful security breaches or data security incidents. Security breaches or data security incidents experienced by us or our third-party service providers, manufacturers, joint collaborators, or other business or commercial partners, can vary in scope and intent from economically-driven attacks to malicious attacks targeting our key operating systems with the intent to disrupt, disable or otherwise cripple our operations and service offerings. This can include any combination of phishing attacks, malware, ransomware attacks, insider threats or viruses targeted at our key systems and the IT systems. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means. A successful security breach or security incident may target us directly, or indirectly target or impact us through our third-party service providers, manufacturers, joint collaborators, or other business or commercial partners. A security breach or other security incident at a third-party service provider’s location or ours, or within a third-party service provider’s systems or ours, could affect our control over personal or confidential information or negatively impact our operations and ability to earn revenue.
The inadvertent disclosure of or unauthorized access to IT systems, networks and data, including personal information, confidential information and proprietary information, may adversely affect our business or our reputation and could have a material adverse effect on our financial conditions. In addition, undiscovered vulnerabilities in our products, equipment or services could expose us to hackers or other unscrupulous third parties who develop and deploy viruses and other malicious software programs that could attack our products, equipment services and business. In the case of such a security breach, security incident or other IT failure, we may suffer damage to our key systems and experience (i) interruption in our services, (ii) loss of ability to control or operate our equipment; (iii) misappropriation of personal data, and (iv) loss of critical data that could interrupt our operations, which may adversely impact our reputation and brand and expose us to increased risks of governmental and regulatory investigation and enforcement actions, private litigation and other liability, any of which could adversely affect our business. A security breach may also trigger mandatory data breach notification obligations under applicable privacy and data protection laws. Furthermore, mitigating the risk of future attacks or IT systems failures have resulted, and could in the future result, in additional operating and capital costs in systems technology, personnel, monitoring and other investments. In addition, insurers are currently reluctant to provide cybersecurity insurance for digital assets and cryptocurrency assets, therefore, in the event of any such actual or potential incidents our costs and resources devoted and any impacted assets may not be partially or fully recoverable. Most of our sensitive and valuable data, including digital assets, are stored with third-party custodians and service providers. Therefore, we rely on the digital asset community to optimize and protect sensitive and valuable data, confidential information and identify vulnerabilities. There can be no guarantee that these measures and the work of the digital asset developer community will identify all vulnerabilities, errors and defects, or will identify and resolve all vulnerabilities, errors and defects, prior to a malicious actor being able to utilize them. Any actual or perceived data security breach at any of those third-party custodians and service providers could lead to theft or irretrievable loss of our fiat currencies or digital assets, which may or may not be covered by insurance maintained by us or our third-party custodians or service providers.
We may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.
We may from time to time become subject to claims, arbitrations, individual and class action lawsuits, government and regulatory investigations, inquiries, actions or requests, including with respect to employment matters, and other proceedings alleging violations of laws, rules and regulations, both foreign and domestic. The scope, determination and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which we are subject cannot be predicted with certainty, and may result in:
•	substantial payments to satisfy judgments, fines or penalties;
•	substantial outside counsel legal fees and costs;
•	additional compliance and licensure requirements;
•	loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;
•	loss of productivity and high demands on employee time;
•	criminal sanctions or consent decrees;
•	termination of certain employees, including members of our executive team;
•	barring of certain employees from participating in our business in whole or in part;
•	orders that restrict our business or prevent us from offering certain products or services;
•	changes to our business model and practices;
•	delays and/or interruptions to planned transactions, product launches or improvements; and
•	damage to our brand and reputation.
Any such matters can have an adverse impact, which may be material, on our business, operating results or financial condition because of legal costs, diversion of management resources, reputational damage and other factors.
Risks Related to Bitcoin
The price of new miners may be linked to the market price of Bitcoin, and, if the market price of Bitcoin increases, our costs of obtaining new and replacement miners may increase, which may have a material and adverse effect on our financial condition and results of operations.
The price of new miners may potentially be adjusted according to the price of Bitcoin (e.g. either directly through pricing mechanisms from manufacturers linking hardware prices with the price of Bitcoin or indirectly through increased demand). As a result, the cost of new machines can be unpredictable, and could also be significantly higher than our historical cost for new miners.
As our single largest capital expenditure item, we incur significant up-front capital costs each time we acquire new miners, and, if future prices of Bitcoin are not sufficiently high, we may not realize the benefit of these capital expenditures. If this occurs, our business, results of operations, and financial condition could be materially and adversely affected, which may have a negative impact on the trading price of our Ordinary shares.

Our mining operating costs may outpace our mining revenues, which could seriously harm our business or increase our losses.
Our expenses may be greater than we anticipate, and our investments to make our business more efficient may not succeed and may outpace monetization efforts. Increases in our costs without a corresponding increase in our revenue could result in losses and could seriously harm our business and financial performance.
The transition of digital asset networks such as Bitcoin from proof-of-work mining algorithms to proof-of-stake validation may significantly impact the value of our capital expenditures and investments in machines and real property to support proof-of-work mining, which could make us less competitive and ultimately adversely affect our business and the value of our Ordinary shares.
Proof-of-stake is an alternative method of validating digital asset transactions. Proof-of-stake methodology does not rely on resource intensive calculations to validate transactions and create new blocks in a blockchain; instead, the validator of the next block is determined, sometimes randomly, based on a methodology in the blockchain software. Rewards, and sometimes penalties, are issued based on the amount of digital assets a user has “staked” in order to become a validator.
Our business strategy currently focuses entirely on mining Bitcoin (as opposed to other digital assets). Additionally, all of our hardware is limited to mining using a “proof-of-work” protocol based on the SHA-256 algorithm. Should Bitcoin shift from a proof-of-work validation method to a proof-of-stake method, the transaction verification process (i.e. “mining” or “validating”) would require less power and may render any company that maintains advantages in the current climate with respect to proof-of-work mining (for example, from lower-priced electricity, processing, computing power, real estate, or hosting) less competitive or less profitable, including ours. For example, the Ethereum blockchain, another popular blockchain with a widely traded digital assets, is currently undergoing a transition from proof-of-work to proof-of-stake, in part to achieve more efficiency in relation to the energy consumption of its network and production and verification of its blockchain. If this transition is successful, current Ethereum mining equipment and other investments in Ethereum mining operations could become obsolete or be repurposed for mining other digital assets, which may be less profitable. Additionally, if the Ethereum transition is successful, digital assets mined using proof-of-work protocols and/or the SHA-256 algorithm, including Bitcoin, may see a decrease in market acceptance that impacts their value should the market demand greater power efficiency in the production of cryptocurrency.
If Bitcoin shifts to proof-of-stake validation, we may lose the benefit of our capital investments and the competitive advantage we hope to gain from our capital investments, which were intended to improve the efficiency of our digital asset mining operations only with respect to proof-of-work networks. Further, a shift in market demand from proof-of-work to proof-of-stake protocols could impair our business and operations which are based on hardware that is strictly limited to mining digital assets based on the SHA-256 algorithm. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects, financial condition, and operating results.
There is a risk of additional Bitcoin mining capacity from competing Bitcoin miners, which would increase the total hashrate and decrease our effective market share.
The barriers to entry for new Bitcoin miners are relatively low which can give rise to additional capacity from competing Bitcoin miners. The Bitcoin protocol responds to increasing total hashrate by increasing the “difficulty” of Bitcoin mining. If this “difficulty” increases at a significantly higher rate, we would need to increase our hashrate at the same rate in order to maintain market share and generate equivalent block rewards. A decrease in our effective market share would result in a reduction in our share of block rewards and transaction fees, which could materially adversely affect our financial performance and financial position.
Bitcoin is a form of technology which may become redundant or obsolete in the future.
Bitcoin currently holds a “first-to-market” advantage over other digital assets and is currently the market leader, in terms of value and recognition, in the digital assets market. This first-to-market advantage is driven in large part by having the largest user base and, more importantly, the largest combined mining power in use to secure the Bitcoin network. It is generally understood that having more users and miners makes a digital asset more useful and secure, which makes it more attractive and valuable to new users and miners, resulting in a network effect that strengthens this first-to-market advantage. Despite the current first-to-market advantage of the Bitcoin network over other digital asset networks, the digital asset market continues to grow rapidly as the value of existing digital assets rises, new digital assets enter the market and demand for digital assets increases. Therefore, it is possible that another digital asset could become comparatively more popular than Bitcoin in the future. If an alternative digital asset obtains significant market share—either in market capitalization, mining power, use as a payment technology or use as a store of value—this could reduce Bitcoin’s market share and value. All of our mining revenue is derived from mining Bitcoin and, while we could potentially consider mining other digital assets in the future, doing so may result in significant costs. For example, our ASICs are principally utilized for mining Bitcoin and cannot mine other digital assets that are not based on the SHA-256 algorithm. As a result, the emergence of a digital asset that erodes Bitcoin’s market share and value could have a material adverse effect on our business.
The utilization of digital assets technologies is influenced by public acceptance and confidence in its integrity and potential application, and if public acceptance or confidence is lost for any reason (e.g. as a result of hacking), the use of that technology may become less attractive, with users instead utilizing alternative digital assets. If preferences in the digital assets markets shift away from proof-of work networks such as Bitcoin, or the market otherwise adopts new digital assets, this could result in a significant reduction in the value of Bitcoin, which could have a material adverse effect on our business, its prospects or operations, including the value of the Bitcoin that it mines or otherwise acquires or holds for its own account.
There is a lack of liquid markets in digital assets, and these markets are subject to possible manipulation.
Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have rules and regulations regarding marketplace conduct, and monitor investors transacting on such platform for fraud and other improprieties.
These conditions may not necessarily be replicated on a digital assets trading platform, depending on the platform’s controls and other policies, and there are no controls regarding transactions that take place outside of organized exchanges. Although some digital assets trading platforms are subject to regulation and monitor for illegal activity, because the Bitcoin market itself is unregulated, there are few means to prevent manipulation of prices for the overall market. These factors may decrease liquidity or volume or may otherwise increase volatility of Bitcoin, which may have a material adverse effect on our ability to monetize the Bitcoin we mine.
Bitcoin miners and other necessary hardware are subject to malfunction, obsolescence, and supply chain risks.
The Bitcoin mining industry has historically seen periodic improvements in the hardware technology used to mine Bitcoin. There is a risk that our current hardware will be superseded by more powerful technology, including ASICs with a materially higher hashrate (relative to power consumption), which would make Bitcoin mining with our current hardware less commercially viable.
Further, if we seek to update our existing hardware in response to significant improvements in available Bitcoin mining technology, there is no guarantee that such technology will be available to us, or available on commercially acceptable terms, successfully implemented in our operations, or achieve the expected operational performance.
Given the long production period to manufacture and assemble Bitcoin mining hardware and the current global semiconductor chip shortage, there can be no assurance that we can acquire enough Bitcoin mining hardware or replacement parts on a cost-effective basis – or at all – for the maintenance and expansion of our Bitcoin mining operations. We rely on third parties to supply us with Bitcoin mining hardware and shortages of Bitcoin mining hardware or their component parts, material increases in Bitcoin mining hardware costs, or delays in delivery of our hardware orders could significantly interrupt our plans for expanding our Bitcoin mining capacity.
Failure to secure appropriate Bitcoin mining hardware and/or technology could have a significant adverse impact on our ability to operate our business and on our financial position.

If a malicious actor or botnet obtains control of more than 50% of the processing power on the Bitcoin blockchain, such actor or botnet could manipulate the Bitcoin blockchain, which would adversely affect your investment in us or our ability to operate.
If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining a digital asset, it may be able to alter the digital asset network or blockchain on which transactions of the digital asset are recorded by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new coins or transactions using such control. The malicious actor could “double-spend” its own digital asset (i.e. spend the same Bitcoin in more than one transaction) and prevent the confirmation of other users’ transactions for as long as it maintained control. To the extent that such malicious actor or botnet does not yield its control of the processing power on the network or the digital asset community does not reject the fraudulent blocks as malicious, reversing any changes made to the effected digital asset network may not be possible. Bitcoin and other digital asset networks may be vulnerable to other network-level attacks, non-exhaustive examples of which include miners colluding to: (i) cease validating transactions to effectively halt the network, (ii) mine only “empty” blocks (i.e. blocks with no transactions), thus censoring all transactions, (iii) “reorganize the chain” which would revert transactions made over some time period, removing previously confirmed transactions from the blockchain, or (iv) execute a “doublespend” attack, which involves erasing specific transactions from the blockchain by replacing the blocks in question. The foregoing descriptions provide some examples, but are not the only means by which digital asset networks may be compromised.
A large amount of mining activity is physically located in emerging markets. If a nation state or other large and well-capitalized entity wanted to damage the Bitcoin network or other proof-of-work digital asset networks, the entity could attempt to create, either from scratch, via large-scale purchases or potentially seizure, a massive amount of mining processing power.
Although there are no known reports of malicious activity or control of the blockchain achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold in Bitcoin. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of Bitcoin transactions. This could occur, for example, if transaction fees are not sufficiently high to make up for the scheduled decreases in the reward of new Bitcoin for solving blocks. In that situation, miners may not have an adequate incentive to continue mining and may cease their mining operations. The fewer miners on the network, the easier it will be for a malicious actor to obtain control in excess of fifty percent (50%) of the aggregate hashrate on the Bitcoin network.
Any such attack or manipulation as outlined above of the Bitcoin network or another systemically important digital asset network could directly impact the value of any Bitcoin that we own at that point in time or render our hardware incapable of earning Bitcoin through block rewards, adversely impacting our financial position. Further, such an event may cause a loss of faith in the security of the network which could materially erode Bitcoin’s market share and value and could have a material adverse effect on our business.
To the extent that any miners cease to record transactions because the transaction fee is too low or is zero, such transactions will not be recorded on the blockchain until a block is solved by a miner who does not require the payment of transaction fees or is willing to accept a lower fee. Any widespread delays in the recording of transactions could result in a loss of confidence in the Bitcoin network, which could adversely impact on our ability to monetize the Bitcoin we mine.
If the rewards and fees paid for maintenance of a digital asset network are not sufficiently high to incentivize miners, miners may respond in a way that reduces confidence in the network. For example, Bitcoin miners collect fees for each transaction they confirm. Miners validate unconfirmed transactions by adding the previously unconfirmed transactions to new blocks in the blockchain. Miners are not forced to confirm any specific transaction, but they are economically incentivized to confirm valid transactions as a means of collecting fees. To the extent that any miners cease to record transactions in solved blocks, such transactions will not be recorded on the blockchain. Historically, miners have accepted relatively low transaction fees and have not typically elected to exclude the recording of low-fee transactions in solved blocks; however, to the extent that any such incentives arise (e.g. a collective movement among miners or one or more mining pools to reject low transaction fees), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the blockchain.

Any systemic delays in the recording and confirmation of transactions on the Bitcoin blockchain or another important digital asset network could result in greater exposure to double-spending transactions and a loss of confidence in certain or all digital asset networks, or conversely, higher transaction fees on such digital asset networks resulting in decreased use, either of which could have a material adverse effect on our business, prospects, financial condition, and operating results.
We may not be able to realize the benefits of forks, and forks in the Bitcoin network may occur in the future that may affect our operations and financial performance.
The future development and growth of Bitcoin is subject to a variety of factors that are difficult to predict and evaluate. As Bitcoin is built on an open-source protocol without a centralized governing authority, there is a possibility Bitcoin develops in ways which are not foreseeable. An example is modification of the Bitcoin protocol by a sufficient number of users (known as a “fork”).
The Bitcoin protocol has been subject to “forks” that resulted in the creation of new networks, including Bitcoin Cash, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold and others. Some of these forks have caused fragmentation among trading platforms as to the correct naming convention for the forked digital assets. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked digital assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked digital assets, and which results in further confusion to individuals as to the nature of assets they hold on digital asset trading platforms. In addition, several of these forks were contentious and as a result, participants in certain digital asset user and developer communities may harbor ill will toward other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of Bitcoin or any of its forked alternatives.
Furthermore, hard forks can lead to new security concerns. For instance, when the Bitcoin Cash and Bitcoin Cash SV network split in November 2018, “replay” attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Bitcoin, resulting in significant losses to some digital asset trading platforms. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making digital asset networks that rely on proof-of-work more susceptible to attack in the wake of a fork.
Historically, speculation over a new “fork” in the Bitcoin protocol has resulted in Bitcoin price volatility and future forks may occur at any time. A fork can lead to a disruption of networks and our IT systems could be affected by cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of our assets. Such disruption and loss could cause us to be exposed to liability, even in circumstances where we have no intention of supporting an asset compromised by a fork. Additionally, a fork may result in a scenario where users running the previous protocol will not recognize blocks created by those running the new protocol, and vice versa. This may render our Bitcoin mining hardware incompatible with the new Bitcoin protocol. Such changes may have a material effect on our operations, financial position and financial performance.
Digital asset trading platforms for Bitcoin may be subject to varying levels of regulation, which exposes our digital asset holdings to risks.
Platforms on which digital assets may trade, such as the one we use to monetize our Bitcoin, pose special risks, as these platforms are generally new and the rules governing their activities are less settled and their activities may be largely unregulated or under-regulated, and may therefore be more exposed to theft, fraud, and failure than established, regulated exchanges for other products. Digital asset platforms may be startup businesses with limited institutional backing, limited operating history, and no publicly available financial information. This can lead to increased price volatility. In addition, a failure of an important digital asset trading platform could result in a loss of confidence in digital assets generally, resulting in our inability to monetize the Bitcoin we mine in accordance with our financial projections.
Bitcoin traded on the Bitcoin blockchain do not rely on a trusted intermediary or depository institution. The participation in trading platforms requires users to take on credit risk by transferring Bitcoin from a personal account to a third party’s account. Accordingly, we are exposed to the digital asset trading platform’s credit risk with respect to each Bitcoin transaction we make. Digital asset exchanges may also impose daily, weekly, monthly, or customer-specific transaction or distribution limits or suspend withdrawals entirely, rendering the exchange of digital assets for fiat currency difficult or impossible. Additionally, digital asset prices and valuations on exchanges may be volatile and subject to influence by many factors, including the levels of liquidity on particular platforms and operational interruptions and disruptions. The prices and valuation of digital assets (e.g. Bitcoin) remain subject to any volatility experienced by trading platforms, and any such volatility can adversely affect the value of the Bitcoin that we mine. It is possible that while engaging in transactions with various digital asset platforms located throughout the world, any such platform may cease operations voluntarily or involuntarily due to theft, fraud, security breach, liquidity issues, or government investigation without any recourse available to us.
Digital asset platforms for Bitcoin may be appealing targets for cybercrime, hackers, and malware and have been shut down or experienced losses of assets placed on the exchange as a result of cybercrime, and any such event is likely to result in the complete loss of assets placed on such a platform. Any governmental or regulatory action against such a digital asset trading platform may cause assets on such exchange to become frozen for a substantial period of time or forfeited, and could result in material opportunity costs or even in the total loss of such assets. In addition, banks may refuse to process or support wire transfers to or from digital asset trading platforms.
There are a limited number of digital asset trading platforms for Bitcoin in operation, and many operate in jurisdictions outside of the United States. Trading on digital asset platforms outside of the United States may involve certain risks not applicable to trading on digital asset exchanges that operate in the United States. Foreign markets may be subject to instability, lack of regulation, temporary closures due to fraud, business failure, local capital requirements or government-mandated regulations. Digital asset platforms located outside the United States may not be subject to regulatory, investigative, or prosecutorial authority through which an action or complaint regarding missing or stolen digital assets may be brought. Additionally, due to lack of globally consistent treatment and regulation of digital assets, certain platforms located outside the United States may not be currently available to, or may in the future become unavailable to, certain persons or entities based on their country of domicile, including the United States.
While we perform diligence on our counterparties and any digital asset trading platforms that we may use, it may be difficult, or even impossible, to sufficiently verify the ultimate ownership and control of a digital asset trading platform and other information for evaluating the risks associated with such counterparty or platform. Any of our digital assets that reside on a trading platform that shuts down may be permanently unrecoverable, misapplied or otherwise lost. Additionally, to the extent that the digital asset platforms representing a substantial portion of the trading volume in a particular digital asset are involved in fraud or experience security failures or other operational issues, such failures may result in loss or less favorable prices of the digital assets, which may adversely affect our business and results of operations, and consequently, an investment in our Ordinary shares.
We may face risks of internet disruptions, which could have an adverse effect on both the price of Bitcoin and our ability to operate our business.
The Bitcoin network, and our business of mining Bitcoin, are dependent upon the internet. A significant disruption in internet connectivity could disrupt the Bitcoin network’s operations, which could have an adverse effect on the price of Bitcoin and our ability to mine Bitcoin. A broadly accepted and widely adopted decentralized network is necessary for the Bitcoin network to function as intended. Features of the Bitcoin network, such as decentralization, open-source protocol, and reliance on peer-to-peer connectivity, are essential to preserve the stability of the Bitcoin network and decrease the risk of fraud or cyber-attacks. A disruption of the internet or the Bitcoin network could affect the ability to transfer Bitcoin, and consequently, the value of Bitcoin, as well as our ability to mine Bitcoin. A significant disruption of internet connectivity (e.g. affecting large numbers of users or geographic regions) could prevent the Bitcoin network’s functionality and operations until the internet disruption is resolved.
A disruption of the internet may affect the functioning of the Bitcoin network and the use of Bitcoin and subsequently the value of our Ordinary shares.
Our reliance on third-party mining pool service providers may have a negative impact on our business.
We are a participant in third-party mining pools. Mining pools allow miners to combine their processing power, increasing their odds of the aggregated processing power solving a block and earning block rewards and transaction fees, and also provide ancillary services such as dashboard and other monitoring software. The rewards earned by mining pools are collected by the pool operator and then distributed by the pool operator to each miner in the pool proportionally to a miner’s contribution to the pool’s overall mining power.
If the pool operator’s system suffers downtime due to a cyberattack, software malfunction or other similar issue, it will negatively impact our ability to mine and receive revenue. Furthermore, we are dependent on the accuracy of the mining pool operator’s record keeping to accurately calculate the network’s statistically expected reward for our hashrate, and the global average transaction fees revenue per block. While we may have internal methods of tracking both the power we provide and the total power used by the pool, the mining pool operator uses its own record-keeping to determine its proportion of a given reward. We may have little means of recourse against the mining pool operator if we fail to receive a payout or if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operators, we may experience reduced revenue for these efforts compared to expectations, which would have an adverse effect on our business and operations.
In addition, our proportion of mining rewards are temporarily held by the operator of the pool until they are distributed to us. During this time, digital assets held by the pool operator may be subject to risk of loss due to theft or loss of private keys, among other things, and distributions of such digital assets from the pool operator to its custodian or other wallets may be intercepted by malicious actors.
If the pool operator ceases to provide services, whether related to a cyberattack, software malfunction or other similar issue, or discovers a shortfall in the Bitcoin held by the pool, the revenue that we generated from the pool may never be paid to us, and we may have little means of recourse against the mining pool operator. Even if we joined a different mining pool, there is a risk of short term impact on our financial performance in making that transition, and a new mining pool would hold similar or additional risks.
Bitcoin will be subject to block reward halving several times in the future and Bitcoin’s value may not adjust to compensate us for the reduction in the block rewards that we receive from our mining activities.
Halving is the process designed to control the overall supply and reduce the risk of inflation in Bitcoin’s proof-of-work consensus algorithm. At a predetermined block, the mining reward is halved. The Bitcoin block reward was initially set at 50 Bitcoin per mined block and this was halved to 25 Bitcoin in November 2012 at block 210,000, again to 12.5 Bitcoin in July 2016 at block 420,000 and again to 6.25 Bitcoin in May 2020 at block 630,000. The next halving for Bitcoin is expected in 2024 at block 840,000, when the block reward will reduce to 3.125 Bitcoin. This process will reoccur until the total amount of Bitcoin issued through block rewards reaches 21 million, which is expected to occur around 2140. To date, the total number of Bitcoin which have been issued is approximately 19 million. While Bitcoin has had a history of price fluctuations around the halving of its block rewards, there is no guarantee that any price change will be favorable or would compensate for the reduction in the mining reward. If a corresponding and proportionate increase in the trading price of Bitcoin does not follow these halving events, the revenue that we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.
Bitcoin’s utility may be perceived as a speculative asset, which can lead to price volatility.
Currently, there is a relatively limited use of any digital assets (including Bitcoin) in the retail and commercial marketplace, contributing to price volatility of digital assets. Price volatility undermines any digital asset’s role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Banks and other established financial institutions may refuse to process funds for digital assets transactions, process wire transfers to or from digital assets exchanges, digital assets-related companies or service providers, or maintain accounts for persons or entities transacting in digital assets. Furthermore, a significant portion of digital assets demand, including demand for Bitcoin, is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset.
The relative lack of acceptance of digital assets, including Bitcoin, in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptances could have a material adverse effect on the value of Bitcoin, and consequently our business, prospects, financial condition and operating results.

Our transactions in digital assets may expose us to countries, territories, regimes, entities, organizations and individuals that are subject to sanctions and other restrictive laws and regulations.
The Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State administer and enforce economic sanctions programs based on foreign policy and national security goals against targeted countries, territories, regimes, entities, organizations and individuals. In the UK: the Foreign, Commonwealth and Development Office is responsible for the UK’s international sanctions policy, including all international sanctions regimes and designations; the Office of Financial Sanctions Implementation (“OFSI”), which is a part of HM Treasury, is responsible for ensuring that financial sanctions are properly understood, implemented and enforced (as well as maintaining OFSI’s Consolidated List of Financial Sanctions Targets); the Department for International Trade is responsible for implementing trade sanctions and embargoes, HM Revenue & Customs is responsible for enforcing breaches of trade sanctions; and the National Crime Agency is responsible for investigating and enforcing breaches of financial sanctions. In Canada, Global Affairs Canada, Public Safety Canada and the Department of Justice administer and enforce Canada’s sanctions regime. In Australia, the Department of Foreign Affairs and Trade (“DFAT”) is the primary department that both administers and enforces the sanctions regime in Australia. These laws and regulations may be implicated by a number of digital assets activities, including investing or trading. Because of the anonymous nature of blockchain transactions, we may not be able to determine the ultimate identity of the individuals with whom we transact when buying or selling digital assets or receive Bitcoin through mining (e.g. transaction fees, or rewards from mining pool), and thus may inadvertently engage in transactions with persons, or entities or territories that are the target of sanctions or other restrictions. Moreover, U.S. federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. To the extent government enforcement authorities enforce these and other laws and regulations that are impacted by blockchain technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our Ordinary shares.
Bitcoin exchanges, wallets and the Bitcoin network may suffer from hacking and fraud risks, which may adversely erode user confidence in Bitcoin which could negatively affect the Bitcoin price and our revenues.
Bitcoin transactions are entirely digital and, as with any virtual system, are at risk from hackers, malware and operational glitches. Hackers can target Bitcoin exchanges and custody providers, to gain access to thousands of accounts and digital wallets where Bitcoin is stored. Bitcoin transactions and accounts are not insured by any type of government program and all Bitcoin transactions are permanent because there is no third party or payment processor. Bitcoin has previously suffered from hacking and cyber-theft which have affected its demand and price. Also, the price and exchange of Bitcoin may be subject to fraud risk. While Bitcoin uses private key encryption to verify owners and register transactions, fraudsters and scammers may attempt to sell false Bitcoin. All of the above may adversely affect the operation of the Bitcoin network which would erode user confidence in Bitcoin and could negatively impact our business and ability to monetize the Bitcoin that we mine.
The loss or destruction of any private keys required to access our digital assets may be irreversible. If we, or any third-party with which we store our digital assets, are unable to access our private keys (whether due to a security incident or otherwise), it could cause direct financial loss, regulatory scrutiny and reputational harm.
Digital assets are generally controllable only by the possessor of the unique private key relating to the address with which the digital assets are associated. Private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to any hot or cold wallets containing our digital assets are lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the digital assets held in the related wallet and, in most cases, the private key will not be capable of being restored. The loss or destruction of a private key required to access digital assets may be irreversible. Further, we cannot provide assurance that any wallet holding our digital assets, either maintained directly by us or by an exchange or custodian on our behalf, will not be hacked or compromised. Digital assets, related technologies, and digital asset service providers such as custodians and trading platforms have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. As such, any loss or misappropriation of the private keys used by them to control our digital assets due to a hack, employee or service provider misconduct or error, or other compromise could result in significant losses or fines, hurt our brand and reputation, and potentially harm the value of any Bitcoin that we mine or otherwise acquire or hold for our own account, and adversely impact our business.
Incorrect or fraudulent Bitcoin transactions may be irreversible.
Bitcoin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the Bitcoin from the transaction. In theory, Bitcoin transactions may be reversible with the control or consent of a majority of the processing power on the network, however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal unilaterally, nor is it likely that sufficient consensus on the relevant network could or would be achieved to enable such a reversal. Once a transaction has been verified and recorded in a block that is added to the Bitcoin blockchain, an incorrect transfer of Bitcoin or a theft thereof generally will not be reversible, and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our Bitcoin could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. To the extent that we are unable to recover our losses from such action, error or theft, such events could result in significant losses, hurt our brand and reputation, and adversely impact our business.
The open-source structure of the Bitcoin network protocol may result in inconsistent and perhaps even ineffective changes to the Bitcoin protocol. Failed upgrades or maintenance to the protocol could damage the Bitcoin network, which could adversely affect our business and the results of our operations.
The Bitcoin network operates based on an open-source protocol maintained by contributors. As an open-source protocol, Bitcoin is not represented by an official organization or authority. As the Bitcoin protocol does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the Bitcoin protocol. The lack of guaranteed financial incentive for contributors to maintain or develop the Bitcoin protocol and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin network may reduce incentives to address the issues adequately or in a timely manner. Issues with the Bitcoin network could result in decreased demand or reduced prices for Bitcoin, thus impacting our ability to monetize the Bitcoin we mine in accordance with our financial projections and also reducing the total number of transactions for which mining rewards and transaction fees can be earned.
Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of miners. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to Bitcoin miners, including us.
Mining Bitcoin requires significant amounts of electrical power, and electricity costs are expected to account for a material portion of our operating costs. There has been a substantial increase in the demand for electricity for Bitcoin mining, and this has had varying level of impact on local electricity supply. The availability and cost of electricity will impact the geographic locations in which we conduct mining activities.
Additionally, renewable sources of power currently forms a large portion of our power mix and we expect it to continue to do so in the future. Renewable power may, depending on the source, be intermittent or variable and not always available. Some electrical grids have little storage capacity, and the balance between electricity supply and demand must be maintained at all times to avoid blackouts or other cascading problems. Intermittent sources of renewable power can provide challenges as their power can fluctuate over multiple time horizons, forcing the grid operator to adjust its day-ahead, hour-ahead, and real-time operating procedures. Any shortage of electricity supply or increase in electricity costs in any location where we plan to operate may negatively impact the viability and the expected economic return for Bitcoin mining activities in that location.
Should our operations require more electricity than can be supplied in the areas where our mining facilities are located or should the electrical transmission grid and distribution systems be unable to provide the continuous, steady supply of electricity required, we may have to limit or suspend activities or reduce the speed of our proposed expansion, either voluntarily or as a result of either quotas imposed by energy companies or governments, or increased prices for certain users (such as us). If we are unable to procure electricity at a suitable price, we may have to shut down our operations in that particular jurisdiction either temporarily or permanently. Additionally, our Bitcoin mining machines would be materially adversely affected by power outages. Given the power requirement, it may not be feasible to run mining machines on back-up power generators in the event of a government restriction on electricity or a power outage, which may be caused by weather, acts of God, wild fires, pandemics, falling trees, falling distribution poles and transmission towers, transmission and distribution cable cuts, other force majeure events in the electricity market and/or the negligence or malfeasance of others. If we are unable to receive adequate power supply and we are forced to reduce our operations due to the lack of availability or cost of electrical power, our business could experience materially negative impacts.
There may be significant competition for suitable Bitcoin mining sites, and government regulators, including local permitting officials, may potentially restrict our ability to set up mining sites in certain locations. They may also potentially restrict or prohibit the provision of electricity to mining operations.
If Bitcoin mining becomes more widespread, government scrutiny related to Bitcoin mining facilities and their energy consumption may significantly increase. This could lead to new governmental measures restricting or prohibiting the use of electricity for Bitcoin mining activities.
If we are forced to reduce our operations due to the availability or cost of electrical power, this could have an adverse effect on our business, prospects, financial condition, and operating results.
Risks Related to Third-Parties
Banks and financial institutions may not provide bank accounts, or may cut off certain banking or other financial services, to digital assets investors or businesses that engage in Bitcoin-related activities or that accept Bitcoin as payment.
A number of companies that engage in Bitcoin and/or other digital assets-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, changing governmental regulations about the legality of transferring or holding Bitcoin and other digital assets may prompt other banks and financial institutions to close existing bank accounts or discontinue banking or other financial services to such companies in the digital assets industry, or even investors with accounts for transferring, receiving or holding their digital assets. Specifically, China already restricts financial institutions from holding, trading or facilitating transactions in Bitcoin. Furthermore, in March 2021, China’s Inner Mongolia region announced plans to ban and shutdown all Bitcoin mining projects by April 2021 reportedly in a bid to reduce carbon emissions. Since then, several Chinese provinces have also banned Bitcoin mining. Similarly, India’s proposed digital assets legislation could have a significant impact on the ability to utilize banking services in India for digital assets. Both India and China, among other countries, are reportedly driving toward the development and adoption of a national digital currency – and taking legislative action that could be viewed as disadvantageous to private digital assets (such as Bitcoin) in the process.
If such rules and restrictions continue or proliferate into markets in which we operate or plan to operate, we may be unable to obtain or maintain banking or financial services for our business and could also experience business disruption if our necessary commercial partners, such as exchanges, Bitcoin mining pools or mining hardware manufacturers, cannot conduct their businesses effectively due to such regulations. The difficulty that many businesses that provide Bitcoin and derivatives or other digital assets-related activities have, and may continue to have, in finding banks and financial institutions willing to provide them services may diminish the usefulness of Bitcoin as a payment system and harm public perception of Bitcoin. If we are unable to obtain or maintain banking services for our business as a result of our Bitcoin-related activities, our business could be adversely affected.
We may temporarily store our Bitcoin on digital asset trading platforms which could subject our Bitcoin to the risk of loss or access.
Although we generally sell our mined Bitcoin on a daily basis, we may temporarily store all or a portion of our Bitcoin on various digital asset trading platforms which requires us to rely on the security protocols of these trading platforms to safeguard our Bitcoin. No security system is perfect and trading platforms have been subject to hacks resulting in the loss of businesses’ and customers’ digital assets in the past. Such trading platforms may not be well capitalized and may not have adequate insurance necessary to cover any loss or may not compensate for loss where permitted under the laws of the relevant jurisdiction. In addition, malicious actors may be able to intercept our Bitcoin when we transact in or otherwise transfer our Bitcoin or while we are in the process of selling our Bitcoin via such trading platforms. Digital asset trading platforms have been a target for malicious actors in the past, and given the growth in their size and their relatively unregulated nature, we believe these trading platforms may continue to be targets for malicious actors. An actual or perceived security breach or data security incident at the digital asset trading platforms with which we have accounts could harm our ability to operate, result in loss of our assets, damage our reputation and negatively affect the market perception of our effectiveness, all of which could adversely affect the value of our Ordinary shares.
Disruptions at over-the-counter (“OTC”) trading desks and potential consequences of an OTC trading desk’s failure could adversely affect our business.
There are a limited number of OTC (i.e. non-exchange) traders with which we may transact to convert our Bitcoin to fiat currencies. A disruption at or withdrawal from the market by any such OTC trading desk may adversely affect our ability to purchase or sell Bitcoin, which may negatively impact our business and operations. A disruption at one or more OTC trading desks will reduce liquidity in the market and may negatively impact our ability to monetize our mined Bitcoin. If we are unable to access our preferred OTC trading desks, we may not be able to liquidate our Bitcoin at favorable prices, or we may be subject to unfavorable trading fees and associated costs.
Risks Related to Regulations and Regulatory Frameworks
Regulatory changes or actions may restrict the use of Bitcoin in a manner that adversely affects our business, prospects or operations.
Bitcoin and other forms of digital assets have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. Bitcoin and other digital assets are viewed differently by different regulatory and standards setting organizations globally as well as in the United States on the federal and state levels. For example, the Financial Action Task Force (“FATF”) and the U.S. Internal Revenue Service (“IRS”) consider a digital asset as currency or an asset or property. Further, the IRS applies general tax principles that apply to property transactions to transactions involving virtual currency. The Commodity Futures Trading Commission classifies Bitcoin as a commodity. The SEC has also publicly stated that it considers Bitcoin to be a commodity, but that some digital assets should be categorized as securities. How a digital asset is characterized by a regulator impacts the rules that apply to activities related to that digital asset.
As digital assets have grown in both popularity and market size, governments around the world have reacted differently. Certain governments have deemed digital assets illegal or have severely curtailed the use of digital assets by prohibiting the acceptance of payment in Bitcoin and other digital assets for consumer transactions and barring banking institutions from accepting deposits of digital assets. Other nations, however, allow digital assets to be used and traded without restriction. In some jurisdictions, such as in the U.S., digital assets are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. There is a risk that relevant authorities in any jurisdiction may impose more onerous regulation on Bitcoin, for example banning its use, regulating its operation, or otherwise changing its regulatory treatment. Such changes may introduce a cost of compliance, or have a material impact on our business model, and therefore our financial performance and shareholder returns. If the use of Bitcoin is made illegal in jurisdictions where Bitcoin is currently traded in heavy volumes, the available market for Bitcoin may contract. For example, although as of the date of this prospectus Bitcoin is not technically illegal in China, actions from Chinese authorities to restrict bitcoin mining operations had corresponded with a decrease in the price of Bitcoin. As a result, the markets and opportunities discussed in this prospectus may not reflect the markets and opportunities available to us in the future.
Digital asset trading platforms may also be subject to increased regulation and there is a risk that increased compliance costs are passed through to users, including us as we exchange Bitcoin earned through Bitcoin mining activities. There is a risk that a lack of stability in the Bitcoin exchange market and the closure or temporary shutdown of Bitcoin exchanges due to fraud, business failure, hackers or malware, or government-mandated restrictions may reduce confidence in the Bitcoin network and result in greater volatility in or suppression of Bitcoin’s value and consequently have an adverse impact on our operations and financial performance.
In the U.S., the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g. the Commodity Futures Trading Commission, the SEC, the Financial Crimes Enforcement Network of the U.S. Treasury Department (“FinCEN”) and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin exchange market. Increasing regulation and regulatory scrutiny may result in new costs for us and our management may have to devote increased time and attention to regulatory matters or change aspects of our business. Increased regulation may also result in limitations on the use cases of Bitcoin. In addition, regulatory developments may require us to comply with certain regulatory regimes. For example, to the extent that our activities cause us to be deemed a “money service business” under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act (“BSA”), we may be required to comply with FinCEN regulations, including those that would mandate us to implement certain anti-money laundering programs, make certain reports to FinCEN and maintain certain records.
Furthermore, in the future, foreign governments may decide to subsidize or in some other way support certain large-scale Bitcoin mining projects, thus adding hashrate to the overall network. Such circumstances could have a material adverse effect on the amount of Bitcoin that we may be able to mine as well as the value of Bitcoin and, consequently, our business, prospects, financial condition and operating results.
We cannot be certain as to how future regulatory developments will impact the treatment of Bitcoin under the law, and ongoing and future regulation and regulatory actions could significantly restrict or eliminate the market for or uses of Bitcoin and materially and adversely impact our business. If we fail to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business model at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any digital assets we plan to hold or expect to acquire for our own account.
Failure to comply with anti-corruption and anti-money laundering laws, including the FCPA and similar laws associated with our activities outside of the United States could subject us to penalties and other adverse consequences.
We operate an international business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the FCPA, the UK Bribery Act, Canadian Corruption of Foreign Public Officials Act, section 70.2 of the Australian Criminal Code and other applicable anti-corruption and anti-money laundering laws in countries in which we conduct activities. The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purpose of obtaining or retaining business or securing any improper business advantage. The provisions of the UK Bribery Act extend beyond bribery of government officials and create offenses in relation to commercial bribery including private sector recipients. The provisions of the UK Bribery Act also create offenses for accepting bribes in addition to bribing another person. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. The Canadian Corruption of Foreign Public Officials Act prohibits directly or indirectly giving, offering, or agreeing to give or offer any form of advantage or benefit to a foreign public official to obtain an advantage in the course of business. The Act also prohibits engaging in certain accounting practices where those practices are employed in order to bribe a foreign public official or conceal a bribe. Section 70.2 of the Australian Criminal Code prohibits providing, offering, or promising a benefit or causing a benefit to be provided when the benefit is not legitimately due to the person with the intention of influencing a foreign public official in the exercise of their official duties to obtain or retain a business or business advantage.
In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA, the UK Bribery Act, Canadian Corruption of Foreign Public Officials Act, section 70.2 of the Australian Criminal Code and other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, contractors, agents or other partners or representatives fail to comply with these laws, and governmental authorities in Australia, the United States, the UK and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results, prospects and financial condition.
Prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to implement an anti-corruption compliance program and policies, procedures and training designed to foster compliance with these laws, including the FCPA, the UK Bribery Act, Canadian Corruption of Foreign Public Officials Act, section 70.2 of the Australian Criminal Code and other applicable laws and regulations. However, our directors, officers, employees, contractors, agents, and other partners to which we outsource certain of our business operations may nevertheless take actions in violation of our policies or applicable law. Any such violation could have an adverse effect on our reputation, business, operating results, prospects and financial conditions.
Any violation of the FCPA, the UK Bribery Act, Canadian Corruption of Foreign Public Officials Act, section 70.2 of the Australian Criminal Code and other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, operating results, prospects and financial condition. In addition, responding to any enforcement action or internal investigation related to alleged misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.
Our business and financial condition may be materially adversely affected by increased regulation of energy sources.
Our Bitcoin mining activities are powered primarily by renewable energy sources. While renewable energy is less exposed to carbon pricing and underlying commodity price risks of fossil fuels, there is a risk that regulatory constraints placed on energy intense industries may increase the cost of operating data centers and Bitcoin mining operations. Potential increases in costs arising from compliance and monitoring may adversely affect our operations and financial performance.
If we were deemed an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
An issuer will generally be deemed to be an “investment company” for purposes of the 1940 Act if:
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it is an “orthodox” investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•
it is an inadvertent investment company because, absent an applicable exemption, it owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe that we are not and will not be primarily engaged in the business of investing, reinvesting or trading in securities, and we do not hold ourselves out as being engaged in those activities. We intend to hold ourselves out as a Bitcoin mining business. Accordingly, we do not believe that we are an “orthodox” investment company as described in the first bullet point above.
Furthermore, while certain cryptocurrencies may be deemed to be securities, we do not believe that certain other cryptocurrencies, in particular Bitcoin, are securities. Our mining activities currently focus on Bitcoin, which we believe should not be treated as an investment security for purposes of the Investment Company Act. Therefore, we believe that less than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will comprise certain other cryptocurrencies or assets that could be considered investment securities. Accordingly, we do not believe that we are an inadvertent investment company by virtue of the 40% inadvertent investment company test as described in the second bullet point above. However, although the SEC and courts are providing increasing guidance on the treatment of digital assets for purposes of federal securities law, this continues to be an evolving area of law. Previous statements by the SEC that Bitcoin should not be considered a security are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court. Therefore, it is possible that the SEC or a court could take a position that Bitcoin constitutes an investment security for purposes of the Investment Company Act, which might require us to register as an investment company.
If we were to be deemed an inadvertent investment company, we may seek to rely on Rule 3a-2 under the 1940 Act, which allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis or (b) the date on which the issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We are putting in place policies that we expect will work to keep the investment securities held by us at less than 40% of our total assets, which may include acquiring assets with our cash, liquidating our investment securities or seeking no-action relief or exemptive relief from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. As Rule 3a-2 is available to an issuer no more than once every three years, and assuming no other exclusion were available to us, we would have to keep within the 40% limit for at least three years after we cease being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.
Finally, we believe we are not an investment company under Section 3(b)(1) of the 1940 Act because we are primarily engaged in a non-investment company business.
The 1940 Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to continue to conduct our operations so that we will not be deemed to be an investment company under the 1940 Act. However, if anything were to happen that would cause us to be deemed to be an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among us and our senior management team. Compliance with the requirements of the Investment Company Act applicable to registered investment companies may make it difficult for us to continue our current operations or our operations as a company that is engaged in the business of developing data center infrastructure and in activities related to Bitcoin mining, and this would materially and adversely affect our business, financial condition and results of operations.
If we were required to register as an investment company but failed to do so, the consequences could be severe. Among the various remedies it may pursue, the SEC may seek an order of a court to enjoin us from continuing to operate as an unregistered investment company. In addition, all contracts that we have entered into in the course of our business, including securities that we have offered and sold to investors, will be rendered unenforceable except to the extent of any equitable remedies that might apply. An affected investor in such case may pursue the remedy of rescission.
Any change in the interpretive positions of the SEC or its staff with respect to cryptocurrencies or digital asset mining firms could have a material adverse effect on us.
We intend to conduct our operations so that we are not required to register as an investment company under the 1940 Act. Specifically, we do not believe that Bitcoin is a security. The SEC staff has not provided guidance with respect to the treatment of these assets under the 1940 Act. To the extent the SEC staff publishes new guidance with respect to these matters, we may be required to adjust our strategy or assets accordingly. There can be no assurance that we will be able to maintain our exclusion from registration as an investment company under the 1940 Act. In addition, as a consequence of our seeking to avoid the need to register under the 1940 Act on an ongoing basis, we may be limited in our ability to engage in cryptocurrency mining operations or otherwise make certain investments, and these limitations could result in our holding assets we may wish to sell or selling assets we may wish to hold, which could materially and adversely affect our business, financial condition and results of operations.
Our business and financial condition may be materially adversely affected if we are required to register as an investment company under the Investment Company Act.
We believe that we are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. However, under the Investment Company Act of 1940, as amended (the “Investment Company Act”), a company may fall within the definition of an investment company under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities “ (as defined) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.
Although the SEC and courts are providing increasing guidance on the treatment of digital assets for purposes of federal securities law, this continues to be an evolving area of law. Therefore, it is possible that the

SEC or a court could take a position that Bitcoin constitutes an investment security for purposes of the Investment Company Act, which might require us to register as an investment company. If we were required to register as an investment company but failed to do so, the consequences could be severe. Among the various remedies it may pursue, the SEC may seek an order of a court to enjoin us from continuing to operate as an unregistered investment company. In addition, all contracts that hawse have entered into in the course of our business, including securities that hawse have offered and sold to investors, will be rendered unenforceable except to the extent of any equitable remedies that might apply. An affected investor in such case may pursue the remedy of rescission. If we were to register as an investment company, we may be forced to significantly change its structure and operations in order to comply with the substantive requirements of the Investment Company Act.
In particular, we may, among other things, be forced to change our capital structure in order to satisfy the limits on leverage and classes of securities imposed by the Investment Company Act, modify the composition of our board of directors in order to maintain the required number of independent directors and the requirements of “independence” set forth in rules under the Investment Company Act, restrict transactions that we may engage in with affiliated persons, fair value our assets in the manner required by the Investment Company Act and adopt a code of ethics to comply with restrictions on personal trading by our officers and employees. Compliance with the requirements of the Investment Company Act applicable to registered investment companies may make it difficult for us to continue our current operations or our operations as a company that is engaged in the business of developing data center infrastructure and in activities related to Bitcoin mining.
If regulatory changes or interpretations of our activities require us to register under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of its operations.
Cryptocurrencies are treated as “money” by FinCEN, and businesses engaged in the transfer of money or other payments services are subject to registration and licensure requirements at the U.S. federal level and also under U.S. state laws. While FinCEN has issued guidance that cryptocurrency mining, without engagement in other activities, does not require registration and licensure with FinCEN, this could be subject to change as FinCEN and other regulatory agencies continue their scrutiny of the Bitcoin network and digital assets generally. To the extent that our business activities cause us to be deemed a “money services business” under the regulations promulgated by FinCEN under the authority of the BSA, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.
To the extent that our activities would cause us to be deemed a “money transmitter” or equivalent designation, under state law in any state in which we may operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, including implementing a know-your-counterparty program and transaction monitoring, maintenance of certain records and other operational requirements. Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses. Furthermore, we may not be capable of complying with certain federal or state regulatory obligations applicable to “money services businesses” and “money transmitters”, such as monitoring transactions and blocking transactions, because of the nature of the Bitcoin blockchain. If it is deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate.
The application of the Commodity Exchange Act and the regulations promulgated thereunder by the U.S. Commodity Futures Trading Commission to our business is unclear and is subject to change in a manner that is difficult to predict. To the extent we are deemed to be or subsequently become subject to regulation by the U.S. Commodity Futures Trading Commission in connection with our business activities, we may incur additional regulatory obligations and compliance costs, which may be significant.
The U.S. Commodity Futures Trading Commission (“CFTC”) has stated and judicial decisions involving CFTC enforcement actions have confirmed that Bitcoin and other digital assets fall within the definition of a “commodity” under the Commodities Exchange Act of 1936, as amended (the “CEA”), and the regulations promulgated by the CFTC thereunder (“CFTC Rules”). As a result, the CFTC has general enforcement authority to police against manipulation and fraud in the spot markets for Bitcoin and other digital assets. From time to time, manipulation, fraud, and other forms of improper trading by other participants involved in the markets for Bitcoin and other digital assets have resulted in, and may in the future result in, CFTC investigations, inquiries, enforcement action, and similar actions by other regulators, government agencies, and civil litigation. Such investigations, inquiries, enforcement actions, and litigation may cause negative publicity for Bitcoin and other digital assets, which could adversely impact mining profitability.
In addition to the CFTC’s general enforcement authority to police against manipulation and fraud in spot markets for Bitcoin and other digital assets, the CFTC has regulatory and supervisory authority with respect to commodity futures, options, and/or swaps (“Commodity Interests”) and certain transactions in commodities offered to retail purchasers on a leveraged, margined, or financed basis. Although we do not currently engage in such transactions, changes in our activities, the CEA, CFTC Rules, or the interpretations and guidance of the CFTC may subject us to additional regulatory requirements, licenses and approvals which could result in significant increased compliance and operational costs.
Furthermore, trusts, syndicates, and other collective investment vehicles operated for the purpose of trading in Commodity Interests may be subject to regulation and oversight by the CFTC and the National Futures Association (“NFA”) as “commodity pools”. If our mining activities or transactions in Bitcoin and other digital assets were deemed by the CFTC to involve Commodity Interests and the operation of a commodity pool for the Company’s shareholders, we could be subject to regulation as a commodity pool operator and required to register as such. Such additional registrations may result in increased expenses, thereby materially and adversely impacting an investment in our Ordinary shares. If we determine it is not practicable to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in our business.
While we are not aware of any provision of the CEA or CFTC rules currently applicable to the mining of Bitcoin and other digital assets, this is subject to change. We cannot be certain how future changes in legislation, regulatory developments, or changes in CFTC interpretations and policy may impact the treatment of digital assets and the mining of digital assets. Any resulting requirements that apply to or relate to our mining activities or our transactions in Bitcoin and digital assets may cause us to incur additional extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our Ordinary shares.
As we continue to expand and localize our international activities, our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by U.S. and non-U.S. regulators and governmental authorities.
Laws regulating financial services, the internet, mobile technologies, digital assets, and related technologies in Australia, Canada, the United States and other jurisdictions often impose different, more specific, or potentially conflicting obligations, as well as broader liability, on us. At the same time, we may also be required to comply with sanctions and export controls, and counterterrorism financing laws and regulations in Australia, Canada, the United States and other jurisdictions around the world.
Regulators worldwide frequently study each other’s approaches to the regulation of digital assets such as Bitcoin. Consequently, developments in any jurisdiction may influence other jurisdictions. New developments with respect to one type of cryptocurrency operations in one jurisdiction may be extended to additional operations in other jurisdictions. As a result, the risks created by any new law or regulation in one jurisdiction may be magnified by the potential that they may be replicated in other jurisdictions, affecting our business in another place or involving another aspect of our operations. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our business in order to comply with such divergent regulations. These risks are heightened as we face increased competitive pressure from other similarly situated businesses that engage in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.
The complexity and ongoing development of U.S. federal and state, Australian, Canadian and other international regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm our reputation and adversely affect our operating results and financial condition. Due to the uncertain application of existing laws and regulations, it may be that, despite our analysis concluding that certain activities are currently unregulated, such activities may indeed be subject to financial regulation, licensing, or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation, regulatory, and legal scrutiny which could lead to sanctions, cease, and desist orders, or other penalties and censures that could significantly and adversely affect our continued operations and financial condition.
Bitcoin’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize Bitcoin, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that Bitcoin is a “security” may adversely affect the value of Bitcoin and our business.
The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that may evolve over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.
Public statements made by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin and Ethereum (as currently offered and sold) are securities under the federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. As of the date of this prospectus, with the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, Bitcoin and Ethereum are the only digital assets which senior officials at the SEC have publicly stated are unlikely to be considered securities. With respect to all other digital assets, there is no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws.
We are subject to governmental regulation and other legal obligations related to data privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.
We collect and process data, including personal, financial and confidential information about individuals, including our employees and business partners. The collection, use and processing of such data about individuals are governed by data privacy laws and regulations enacted and enforced in Australia, Canada, the UK, EU, U.S. (federal and state), and other jurisdictions around the world. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement. The implication of this includes that various federal, state and foreign legislative or regulatory bodies may enact or adopt new or additional laws and regulations concerning data privacy, data retention, data transfer, and data protection. Such laws may continue to add to our compliance costs, restrict or dictate how we collect, maintain, combine and disseminate information and could have a material adverse effect on our business, results of operations, financial condition and prospects.
The General Data Protection Regulation, and any additional requirements in the national implementing laws of countries in the EEA ( “GDPR”), which went into effect in the European Union on May 25, 2018, applies to the collection, use, retention, security, processing, and transfer of personal data of individuals in the European Economic Area (“EEA”) and the United Kingdom (“UK”) data protection regime consisting primarily of the UK General Data Protection Regulation (“UK GDPR”) and the UK Data Protection Act 2018, could further add to our compliance costs and limit how we process information. It is possible that the GDPR and UK GDPR may be interpreted or applied in a manner that is adverse to us or otherwise inconsistent with our practices; or that the European Union, UK or national supervisory authorities may hold that we are not in full compliance with the GDPR’s or UK GDPR’s requirements. In addition, the GDPR increases the scrutiny of transfers of personal data from the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws; in July 2020, the Court of Justice of the European Union limited how organizations could lawfully transfer personal data from the EEA and, in the case of the UK GDPR, the transfers of personal data from the UK to the United States by invalidating the EU-US Privacy Shield and imposing further restrictions on use of the standard contractual clauses, which could increase our costs and our ability to efficiently process personal data from the EEA. Following the withdrawal of the United Kingdom from the European Union and the expiry of the transition period, from January 1, 2021, we have to comply with the GDPR and separately the UK GDPR, each regime having the ability to fine up to the greater of €20 million / £17 million or 4% of global turnover.
The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, including how data transfers between European Union member states and the United Kingdom will be treated. These changes may lead to additional compliance costs and could increase our overall risk. Failure to comply with the requirements of the GDPR and UK GDPR may result in fines and other administrative penalties. Government enforcement actions can be costly and interrupt the regular operation of our business, and data breaches or violations of data privacy laws can result in fines, reputational damage and civil lawsuits, any of which may adversely affect our business, financial condition, and results of operations. Also, like many websites, we use cookies and other tracking technologies on our website. In recent years, European lawmakers and regulators have expressed concern over electronic marketing and the use of nonessential cookies, web beacons and similar technology for online behavioral advertising, or tracking technologies, leading to an effort to replace the current rules on e-marketing (currently set out in the ePrivacy Directive and national implementing laws) with a new ePrivacy Regulation. When implemented, the new ePrivacy Regulation is expected to alter rules on tracking technologies and significantly increase fining powers to the same levels as the GDPR.
We are subject to environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.
Our operations and properties are subject to laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the countries and localities in which we operate. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.
The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.
The regulatory and legislative developments related to climate change, may materially adversely affect our brand, reputation, business, operating results and financial condition.
A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to various climate change interest groups and the potential impact of climate change. Despite our sustainability objectives in sourcing electricity from renewable energy sources, given the very significant amount of electrical power required to operate Bitcoin mining machines, as well as the environmental impact of mining for the rare earth metals used in the production of mining servers, the Bitcoin mining industry may become a target for future environmental and energy regulation. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Specifically, imposition of a tax or other regulatory fee in a jurisdiction where we operate or on electricity that we purchase could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate Bitcoin mining machines, could in turn put our facilities at a competitive disadvantage. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations.
Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect its financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could have a material adverse effect on our financial position, results of operations and cash flows.
Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our reputation, operating results, and financial condition.
Our ability to comply with applicable complex and evolving laws, regulations, and rules is largely dependent on the establishment and maintenance of our compliance, audit, and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. We cannot assure you that our policies and procedures will be effective or that we will be successful in monitoring or evaluating the risks to which we are or may be exposed in all market environments or against all types of risks, including unidentified or unanticipated risks. Our risk management policies and procedures rely on a combination of technical and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. Our risk management policies and procedures also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing failures. In addition, we may elect to adjust our risk management policies and procedures to allow for an increase in risk tolerance, which could expose us to the risk of greater losses.
Risks Related to Intellectual Property
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.
Our ability to conduct our business in a profitable manner relies in part on our proprietary methods and designs, which we protect as a trade secret. We rely upon trade secret laws, physical and technological security measures and contractual commitments to protect our trade secrets, including entering into non-disclosure agreements with employees, consultants and third parties with access to our trade secrets. However, such measures may not provide adequate protection and the value of our trade secrets could be lost through misappropriation or breach of our confidentiality agreements. For example, an employee with authorized access may misappropriate our trade secrets and provide them to a competitor, and the recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully, because enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. Thus, if any of our trade secrets were to be disclosed or misappropriated, our competitive position could be harmed. In addition to the risk of misappropriation and unauthorized disclosure, our competitors may develop similar or better methods independently in a manner that could prevent legal recourse by us. Thus, there can be no assurance that our trade secrets will be sufficient to protect against competitors operating their business in a manner that is substantially similar to us.
Third parties may claim that we are infringing upon their intellectual property rights, which may prevent or inhibit our operations and cause us to suffer significant litigation expense even if these claims have no merit.
Our commercial success depends on our ability to operate without undue cost and distraction of claims that we are infringing the intellectual property rights of third parties. However, third parties, may own patents (or have pending patent applications that later result in patents) that our operations may infringe. In addition, third parties may purchase patents for the purpose of asserting claims of infringement and attempting to extract license fees via settlements from us. There also could be patents that we believe we do not infringe, but that we may ultimately be found to infringe. Further, because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that its operations infringe.
Finally, third parties could accuse us of misappropriating their trade secrets. Any claims of patent infringement or trade secret misappropriation, even claims without merit, could be costly and time-consuming to defend and could require us to divert resources away from operations. In addition, if any third party has a meritorious or successful claim that we are infringing their intellectual property, we may be forced to redesign our operations or secure a license from such third parties, which may be costly or impractical. We also may be subject to significant damages or injunctions that may cause a material adverse effect to our business and operations, if we cannot license or develop an alternative for any infringing aspect of its business, and may result in a material loss in revenue, which could adversely affect the trading price of our shares and harm our investors.
Risks Related to Owning Our Ordinary Shares
The registration and listing of our Ordinary shares differs significantly from an underwritten initial public offering.
This listing is not an underwritten initial public offering of our Ordinary shares. The registration and listing of our Ordinary shares on the      differs from an underwritten initial public offering in several significant ways, which include the following:
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There are no underwriters. Consequently, prior to the opening of trading of our Ordinary shares on the     , there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient price discovery with respect to the opening trades on. Therefore, buy and sell orders submitted prior to and at the opening of trading of our Ordinary shares on the      will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. Moreover, there will be no underwriters assuming risk in connection with the initial resale of our Ordinary shares. Additionally, because there are no underwriters, there is no underwriters’ option to purchase additional shares to help stabilize, maintain, or affect the public price of our Ordinary shares on the      immediately after the listing. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares or otherwise underwriters in engaging in stabilizing transactions, there could be greater volatility in the public price of our Ordinary shares during the period immediately following the listing. See also “—The price of our Ordinary shares may be volatile, and could, upon listing on     , decline significantly and rapidly. Market volatility may affect the value of an investment in our Ordinary shares and could subject us to litigation”.

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There is not a fixed or determined number of our Ordinary shares available for sale in connection with the registration and listing of the Ordinary shares on the      . Therefore, there can be no assurance that any registered shareholders or other existing shareholders will sell any or all of their Ordinary shares and there may initially be a lack of supply of, or demand for, Ordinary shares on     . Alternatively, we may have a large number of registered shareholders or other existing shareholders who choose to sell their Ordinary shares in the near-term resulting in potential oversupply of our Ordinary shares, which could adversely impact the price of our Ordinary shares.

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None of our registered shareholders or other existing shareholders have entered into contractual lock-up agreements or other contractual restrictions on transfer. In an underwritten initial public offering, it is customary for an issuer’s officers, directors, and most of its other shareholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after listing. Consequently, any of our shareholders, including our directors and officers who own our Ordinary shares and other significant shareholders, may sell any or all of their Ordinary shares at any time (subject to any restrictions under applicable law), including immediately upon listing. If such sales were to occur in a significant volume in a short period of time, it may result in an oversupply of our Ordinary shares in the market, which could adversely impact the price of our Ordinary shares. See also “—None of our shareholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, the sales or distribution of substantial amounts of our Ordinary shares, or the perception that such sales or distributions might occur, could cause the market price of our Ordinary shares to decline”.
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We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our Ordinary shares on the     . Instead, we intend to host at least one investor day, as well as engage in additional investor education meetings. In advance of the investor day, we will announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We intend to prepare an electronic presentation for this investor day, which will have content similar to a traditional roadshow presentation, and to make one version of the presentation publicly available, without restriction, on our website. There can be no guarantees that the investor day and other investor education meetings will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient price discovery with respect to our Ordinary shares or sufficient demand among potential investors immediately after our listing, which could result in a more volatile public price of our Ordinary shares.

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Since we are not conducting an underwritten initial public offering for our Ordinary shares, the market price for our Ordinary shares may be volatile and trading volume may be uncertain, which may adversely affect your ability to sell any Ordinary shares that you may purchase.

The price of our Ordinary shares may be volatile, and the price of our Ordinary shares, upon listing on the Nasdaq      , could decline significantly and rapidly. Market volatility may affect the value of an investment in our Ordinary shares and could subject us to litigation.
The listing of our Ordinary shares on the       and the registration of the registered shareholders’ Ordinary shares is a relatively novel process that is not an underwritten initial public offering. We have engaged B. Riley Securities, Inc. as our financial advisor. There will be no book building process and no price at which underwriters initially will sell Ordinary shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades of the Ordinary shares on the      .
Pursuant to Nasdaq’s rules, once B. Riley Securities, Inc., in its capacity as our designated financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), has notified Nasdaq that our Ordinary shares are ready to trade, Nasdaq will calculate the Current Reference Price for our Ordinary shares, in accordance with the Nasdaq’s rules. If B. Riley Securities, Inc. then approves proceeding at the Current Reference Price, Nasdaq will conduct price validation checks in accordance with the Nasdaq rules. As part of conducting its price validation checks, Nasdaq may consult with B. Riley Securities, Inc. and other market participants (including the other financial advisors). Upon completion of such price validation checks, the applicable orders that have been entered will then be executed at such price and regular trading of our Ordinary shares on the     will commence. Under Nasdaq’s rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell our Ordinary shares can be matched; (ii) if more than one price exists under clause (i), then the price that minimizes the number of our Ordinary shares for which orders cannot be matched; (iii) if more than one price exists under clause (ii), then the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our Ordinary shares will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under clause (iii), a price determined by Nasdaq after consultation with B. Riley Securities, Inc. in its capacity as financial advisor. B. Riley Securities, Inc.  will exercise any consultation rights only to the extent that they may do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M (to the extent applicable), or applicable relief granted thereunder. B. Riley Securities, Inc. will determine when our Ordinary shares are ready to trade and approve proceeding at the Current Reference Price primarily based on consideration of volume, timing, and price. In particular, B. Riley Securities, Inc. will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If B. Riley Securities, Inc. does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate pre-opening buy and sell interest), B. Riley Securities, Inc. will request that Nasdaq delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade. The length of such delay could vary greatly, from a short period of time such as one day, to a decision to not list our shares on the       at all. As a result, the absence of sufficient price discovery may result in delays in the opening of trading and, volatile prices and supply once trading commences. The opening public price may bear no relationship to the market price for our Ordinary shares after our listing, and thus may decline below the opening public price.
Moreover, prior to the opening trade on the      , there will not be a price at which underwriters initially sold Ordinary shares to the public as there would be in an underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, upon listing on the      , the public price of our Ordinary shares may be more volatile than in an underwritten initial public offering and could decline significantly and rapidly.
Moreover, because of the relatively novel listing process, individual investors, retail, or otherwise, may have greater influence in setting the opening public price and subsequent public prices of our Ordinary shares on the       and may participate more in our initial trading than is typical for an underwritten initial public offering. These factors could result in a public price of our Ordinary shares that is higher than other investors (such as institutional investors) are willing to pay, which could cause volatility in the trading price of our Ordinary shares and an unsustainable trading price if the price of our Ordinary shares significantly rises upon listing and institutional investors believe our Ordinary shares is worth less than retail investors, in which case the price of our Ordinary shares may decline over time. Further, if the public price of our Ordinary shares is above the level that investors determine is reasonable for our Ordinary shares, some investors may attempt to short our Ordinary shares after trading begins, which would create additional downward pressure on the public price of our Ordinary shares. To the extent that there is a lack of consumer awareness among retail investors, such lack of consumer awareness could reduce the value of our Ordinary shares and cause volatility in the trading price of our Ordinary shares.
Technology stocks have historically experienced high levels of volatility. The price of our Ordinary shares could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:
•	the number of our Ordinary shares publicly owned and available for trading;
•	overall performance of the equity markets or publicly-listed technology companies;
•	the price of Bitcoin;
•	our actual or anticipated operating performance and the operating performance of our competitors;
•	changes in the projected operational and financial results we provide to the public or our failure to meet those projections;
•
failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;

•	any major change in our board of directors, management, or key personnel;
•	rumors and market speculation involving us or other companies in our industry;
•
announcements by us or our competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments; and

•	other events or factors, including those resulting from COVID-19, war, incidents of terrorism, or responses to these events.

Moreover, holders of our Ordinary shares may engage in hedging and other activities which could result in additional volatility in the price of our Ordinary shares and could result in significant declines in the price of our Ordinary shares.
Furthermore, the stock market has recently experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies and technology companies in particular. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes, or international currency fluctuations, may negatively impact the market price of our Ordinary shares. These fluctuations may be even more pronounced in the trading market for our Ordinary shares shortly following the listing of our Ordinary shares on the       as a result of the supply and demand forces described above. If the market price of our Ordinary shares after our listing does not exceed the opening public price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.
The public price of our Ordinary shares, upon listing on Nasdaq, may have little or no relationship to the historical sales prices of our Ordinary shares in private transactions.
Prior to the registration and listing of our Ordinary shares on       , there has been no public market for our Ordinary shares. In the section titled “Sale Price History of Ordinary Shares” we have provided the historical sales prices of our Ordinary shares in private transactions. However, given the limited history of sales, among other factors, this information may have little or no relation to broader market demand for our Ordinary shares and thus the price of our Ordinary shares on       once trading begins. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening price of the Ordinary shares and subsequent prices of our Ordinary shares on the        . For more information about how the initial listing price of the Ordinary shares on the       will be determined, see “Plan of Distribution”.
An active, liquid, and orderly market for our Ordinary shares may not develop or be sustained. You may be unable to sell your Ordinary shares at or above the price you bought them for.
We currently expect our Ordinary shares to be listed and traded on the      . Prior to listing of our Ordinary shares on the      , there has been no public market for our Ordinary shares. Moreover, consistent with Regulation M and other federal securities laws applicable to our direct listing, we have not consulted with registered shareholders or other existing shareholders regarding their desire to sell shares in a public market or discussed with potential investors their intentions to buy our Ordinary shares in the open market. While, with the exception of shares owned by      , all of our Ordinary shares may be sold after our listing of the Ordinary shares on       by the registered shareholders pursuant to this prospectus or by our other existing shareholders in accordance with Rule 144 of the Securities Act, unlike an underwritten initial public offering, there can be no assurance that any registered shareholders or other existing shareholders will sell any or all of their Ordinary shares and there may initially be a lack of supply of, or demand for, Ordinary shares on the      . In the case of a lack of supply for our Ordinary shares, the trading price of our Ordinary shares may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our Ordinary shares because they are unable to purchase a block of our Ordinary shares in the open market due to a potential unwillingness of our existing shareholders to sell a sufficient amount of Ordinary shares at the price offered by such investors and the greater influence individual investors have in setting the trading price. In the case of a lack of demand for our Ordinary shares, the trading price of our Ordinary shares could decline significantly and rapidly after our Ordinary shares on the      . Therefore, an active, liquid, and orderly trading market for our Ordinary shares may not initially develop or be sustained, which could significantly depress the public price of our Ordinary shares and result in significant volatility in the price of our Ordinary shares. This could affect your ability to sell your Ordinary shares.

Because of their significant ownership of our Ordinary shares, our founders have substantial control over our business, and their interests may differ from our interests or those of our other shareholders.
As of      , 2021, our founders, Daniel Roberts and William Roberts, beneficially owned or controlled, directly or indirectly, Ordinary shares and B Class shares representing   % and   % of the combined voting power of all of our outstanding voting securities, respectively (or       % in the aggregate). See “Description of Share Capital and Constitution— Issues of Shares and Change in Capital”.
As a result of this ownership or control of our voting securities, if our founders act together, they will have control over the outcome of substantially all matters submitted to our shareholders for approval, including the election of directors. This may delay or prevent an acquisition or cause the public price of our Ordinary shares to decline. Our founders may have interests different from yours. Therefore, the concentration of voting power among our founders may have an adverse effect on the price of our Ordinary shares.
The dual class structure of our shares (Ordinary shares and B Class shares) will have the effect of concentrating voting control with certain shareholders, in particular, Daniel Roberts and William Roberts, who will hold in the aggregate      % of the voting power of our capital shares upon the effectiveness of the registration statement of which this prospectus forms a part. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.
Our B Class shares entitle its holders to fifteen votes per Ordinary share held by the holder, and our Ordinary shares have one vote per Ordinary share held. Upon the effectiveness of the registration statement of which this prospectus forms a part, our founders, Daniel Roberts and William Roberts, and their affiliates held in the aggregate  % of the voting power of our capital shares. Because of the increased voting power of our B Class shares, the holders of our B Class shares collectively could continue to control a significant percentage of the combined voting power of our shares and therefore be able to control all matters submitted to our shareholders for approval until the redemption of the B Class shares by the Company on the earlier of (i) when the holder ceases to be a director due to voluntary retirement; (ii) a transfer of shares in breach of the Constitution; (iii) liquidation or winding up of the Company; or (iv) at any time which is 12 years after Ordinary shares are listed on Nasdaq. Holders of our Ordinary shares will not be entitled to vote separately as a single class except under certain limited circumstances as described in the section titled “Description of Capital Shares—Ordinary shares and B Class shares—Voting Rights”. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital shares that you may believe are in your best interest as one of our shareholders.
The multi-class structure of our shares may adversely affect the trading market for our Ordinary shares.
Certain stock index providers, such as S&P Dow Jones, exclude companies with multiple classes of shares from being added to certain stock indices, including the S&P 500. In addition, several shareholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the multi-class structure of our shares may prevent the inclusion of our Ordinary shares in such indices, may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing our Ordinary shares. Any exclusion from stock indices could result in a less active trading market for our Ordinary shares. Any actions or publications by shareholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our Ordinary shares. Additionally, our B Class shares are not transferable by the holder (other than to an affiliate of that holder).
None of our shareholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Sales of substantial amounts of our Ordinary shares in the public markets by our founders, affiliates or non-affiliates, or the perception that such sales might occur, could reduce the price that our Ordinary shares might otherwise attain and may dilute your voting power and your ownership interest in us.
In addition to the supply and demand and volatility factors discussed above, the sale or distribution of a substantial number of our Ordinary shares, the sale or distribution of a substantial amount of our Ordinary shares in the public market by our founders, affiliates, or non-affiliates following our listing, or the perception that such sales could occur, could adversely affect the public price of our Ordinary shares and may make it more difficult for you to sell your Ordinary shares at a time and price that you deem appropriate. We have        Ordinary shares outstanding as of       , all of which will be “restricted securities” as that term is defined under Rule 144 of the Securities Act. Of these Ordinary shares, other than the Ordinary shares held by       , substantially all may be immediately sold pursuant to this prospectus. Additionally, as of      , we had     options outstanding that, if fully exercised, would result in the issuance of an equal number of Ordinary shares. The Ordinary shares issuable upon the exercise of stock options, including those subject to vesting conditions under our equity plans, will be available for public resale, subject to applicable vesting requirements and compliance by affiliates with Rule 144.
We also may issue our share capital or securities convertible into our share capital from time to time in connection with a financing, acquisition, investments, or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and cause the public price of our Ordinary shares to decline.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.
The trading market for our Ordinary shares will be influenced by the research and reports that securities or industry analysts publish about our Company. Securities and industry analysts do not currently, and may never, publish research focused on our Company. If no securities or industry analysts commence coverage of our Company, the price and trading volume of our Ordinary shares likely would be negatively impacted. If securities or industry analysts initiate coverage and one or more of the analysts who cover us downgrade our Ordinary shares or publish inaccurate or unfavorable research about our Company, our Ordinary share price would likely decline. Additionally, although we are providing the historical sales prices of our Ordinary shares in private transactions, such information may have little or no relationship to the price determined using traditional valuation methods, but we believe that securities and industry analysts will rely upon these methods to establish target prices for our Ordinary shares. If these analysts publish target prices for our Ordinary shares that are below our historical sales prices for our Ordinary shares or the then-current public price of our Ordinary shares, it could cause our stock price to decline significantly. Further, if one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our Ordinary shares could decrease, which might cause our ordinary share price and trading volume to decline.
In the future, we will need to raise additional capital to grow our business through future offerings of debt securities, which would rank senior to our Ordinary shares upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our Ordinary shares for the purposes of dividend and liquidating distributions, which may adversely affect the market price of our Ordinary shares.
We will require further capital in the future to finance our business operations and planned growth. Therefore, we may seek to raise capital through offerings of debt securities (potentially including convertible debt securities) or additional offerings of equity securities. An issuance of additional equity securities or securities with a right to convert into equity, such as convertible bonds or warrant bonds, could adversely affect the market price of our Ordinary shares and would dilute the economic and voting interests of shareholders if made without granting subscription rights to existing shareholders. Because the timing and nature of any future offering would depend on market conditions and other factors beyond our control, it is not possible to predict or estimate the amount, timing, or nature of future offerings. In addition, the exercise of options to purchase Ordinary shares granted to our directors, officers and employees under our current and future share incentive plans could lead to a dilution of the economic and voting interests of existing shareholders. Furthermore, a proposal to the shareholder meeting to take any of the abovementioned measures with dilutive effects on the existing shareholdings, or any announcement thereof, could adversely affect the market price of our Ordinary shares.
In the future, we may also issue securities in connection with investments or acquisitions. The amount of our Ordinary shares issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding Ordinary shares. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Risks Related to Being a Foreign Private Issuer
We currently report our financial results under IFRS, which differs from U.S. generally accepted accounting principles, or U.S. GAAP.
We report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.
As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company.
We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our senior management and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year. Accordingly, there may be less publicly available information concerning us than there would be if we were not a foreign private issuer.
Furthermore, our shares are not listed, and we do not currently intend to list, our shares on any market in Australia, our country of incorporation. As a result, we are not subject to the reporting and other requirements of listed companies in Australia, other than those requirements that apply to Australian companies generally. Accordingly, there will be less publicly available information concerning our company than there would be if we were a public company organized in the United States.
As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards and these practices may not afford the same protection to shareholders as Nasdaq corporate governance listing standards.
As a foreign private issuer listed on Nasdaq, we are permitted to follow Australia corporate law and the Corporations Act 2001 (Cth) (“Corporations Act”) with regard to certain aspects of corporate governance in lieu of certain requirements under the Nasdaq listing standards. Some corporate governance practices under Australian law and the Corporations Act may differ from Nasdaq corporate governance listing standards. Currently, we intend to follow home country practice to the maximum extent possible. Therefore, our shareholders may not be afforded the same protection under corporate governance listing standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Management”.
For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:
•	have a majority of the board of directors consist of independent directors;
•	require non-management directors to meet on a regular basis without management present;
•	promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;
•	have an independent nominating committees;
•	solicit proxies and provide proxy statements for all shareholder meetings; and

•	seek shareholder approval for the implementation of certain equity compensation plans and issuances of Ordinary shares.
We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on December 31, 2021. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status. As of the date of the prospectus, we estimate that [•]% of our outstanding Ordinary shares are held by U.S. residents.
The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuers and to prepare our financial statements in accordance with U.S. GAAP rather than IFRS. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.
The Nasdaq may not continue to list our Ordinary shares on its exchange, which could limit the ability of investors to make transactions in our Ordinary shares and subject us to additional trading restrictions.
To continue listing our Ordinary shares on the      , we are required to demonstrate compliance with the Nasdaq’s continued listing requirements. There can be no assurance that we will be able to meet the Nasdaq’s continued listing requirement or maintain other listing standards. If our Ordinary shares are delisted by the Nasdaq, and it is not possible to list the Ordinary shares on another national securities exchange, we expect the Ordinary shares to be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:
•	a less liquid trading market for our Ordinary shares;
•	more limited market quotations for our Ordinary shares;
•
determination that the Ordinary shares are “penny stocks” that requires broker to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our Ordinary shares;

•	more limited research coverage by securities analysts;
•	loss of reputation;
•	more difficult and more expensive equity financings in the future; and
•	decreased ability to issue additional securities or obtain additional funding in the future.
The U.S. National Securities Markets Improvement Act of 1996, which is a U.S. federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities”. If our Ordinary shares remain listed on the Nasdaq, such shares will be covered securities. Although U.S. states are preempted from regulating the sale of our Ordinary shares, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If our Ordinary shares were no longer listed on the Nasdaq and therefore not “covered securities,” we would be subject to regulation in each state in which it offers the securities.

We are an “emerging growth company” under the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our Ordinary shares less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and intend to utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act (“SOX”), and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We will not utilize the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.
We cannot predict if investors will find our Ordinary shares less attractive because we may rely on these exemptions. If some investors find the Ordinary shares less attractive as a result, there may be a less active trading market for the Ordinary shares and the price of the Ordinary shares may be more volatile. We may utilize these exemptions until such time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year in which the fifth anniversary of the effectiveness of the registration statement of which this prospectus forms a part occurs.
We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. SOX, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations, such as U.S. and Australian laws and regulations, impose various requirements on public companies (including companies listed on the Nasdaq), including establishment and maintenance of effective disclosure and financial controls and corporate governance practices.
The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect that we will need to hire additional accounting, finance, compliance and other personnel or engage outside consultants in connection with becoming, and our efforts to comply with the requirements of being, a public company and its management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to it as a public company may make it more difficult and more expensive for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on its board of directors, its committees, or as executive officers.
We are currently evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

If we fail to implement effective internal controls over financial reporting, such failure could result in material misstatements in its financial statements, cause investors to lose confidence in our reported financial and other public information and have a negative effect on the trading price of our Ordinary shares.
While we operated as a private company, we had relatively less accounting personnel and other resources to address our internal controls as compared to a typical public company. Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. We cannot assure you that the robust internal control and financial reporting requirements we will adopt as the result of being a public company will not lead to the discovery of past or future control deficiencies in our financial reporting. Any failure to identify and remediate past control deficiencies, or to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations.
As a result of the effectiveness of the registration statement of which this prospectus is a part, we will become a public company in the United States subject to SOX. Section 404(a) of SOX (“Section 404”) requires management of public companies to develop and implement internal controls over financial reporting and evaluate the effectiveness thereof. We will be required to disclose changes made in our internal controls and procedures and our management will be required to assess the effectiveness of these controls annually. This assessment will need to include disclosure of any material weaknesses identified by our management in its internal controls over financial reporting. In particular, we will be required to furnish a report by management on, among other things, the effectiveness and any material weaknesses of our internal control over financial reporting beginning with our annual report on Form 20-F for the year ended June 30, 2022. However, for as long as we are an “emerging growth company” under the JOBS Act, the Company’s independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of SOX, which would otherwise be applicable beginning with the second annual report following the effectiveness of the registration statement of which this prospectus forms a part. An independent assessment of the effectiveness of our internal controls by our registered public accounting could detect past or future problems that our management’s assessment might not. Any testing by us conducted in connection with Section 404 of SOX, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify areas for further attention or improvement. In particular, undetected past or future material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation and the trading price of the Ordinary shares may suffer. We may also not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 or may not be able to remediate some of the identified deficiencies in time to meet the deadline imposed by SOX for compliance with the requirements of Section 404.
The process of designing, implementing and maintaining effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we fail to design, implement and maintain effective internal controls and financial reporting procedures, it could severely inhibit our ability to accurately report its results of operations and result in material misstatements in its financial statements, impair our ability to raise revenue, subject us to regulatory scrutiny and sanctions and cause investors to lose confidence in its reported financial information, which in turn could have a negative effect on the business and the trading price of our Ordinary shares. Additionally, ineffective internal control over financial reporting could result in deficiencies that are deemed material weaknesses, and any such material weaknesses could result in our failure to detect a material misstatement of our annual or quarterly consolidated financial statements or disclosures. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, civil or criminal sanctions and lawsuits. In addition, our internal controls over financial reporting will not prevent or detect all errors or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all internal control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

We may not pay any cash dividends on the Ordinary shares in the foreseeable future. Accordingly, shareholders need to be prepared to rely on capital appreciation, if any, for any return on their investment.
We have never declared nor paid cash dividends on Ordinary shares and we currently do not anticipate paying any cash dividends on our Ordinary shares in the foreseeable future. As a result, capital appreciation, if any, of our Ordinary shares may be your sole source of gain for the foreseeable future. Investors seeking cash dividends should consider this before purchasing our Ordinary shares.
Upon the effectiveness of the registration statement of which this prospectus forms a part, we will be an Australian public company with limited liability. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions and may not protect investors in the same similar fashion afforded by incorporation in a U.S. jurisdiction.
We are a public company with limited liability organized under the laws of the Australia. Our corporate affairs are governed by our Constitution and the Corporations Act. A further summary of applicable Australian corporations law and our Constitution is contained in this prospectus under “Description of Share Capital and Constitution”. However, there can be no assurance that Australian law will not change in the future or that it will serve to protect investors in the same fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.
The rights of shareholders and the responsibilities of directors under Australian law may be different from the rights and obligations of shareholders and directors in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our board of directors is required by Australian law to act in the best interests of the Company and its shareholders as a whole, including with due observation of the principles of good faith, reasonable care and diligence. See “Description of Share Capital and Constitution—Comparison of Australian Corporate Law and our Constitution and U.S. Corporate Law—Corporate Governance”.
Provisions in our organizational documents or Australian corporate law might delay or prevent acquisition bids for our or other change of control transactions that might be considered favorable.
Under Australian law, various protective measures to prevent change of control transactions are possible and permissible within the boundaries set by Australian corporate law and Australian case law, in particular under Chapter 6 of the Corporations Act and takeovers policy which regulates the takeovers of Australian public companies. Certain provisions of our Constitution may have the effect of delaying or preventing a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a shareholder might consider to be in its best interest, including attempts that might result in a premium over the market price of our Ordinary shares (for example, through the enhanced voting control rights attached to B Class shares and the proportional takeover provisions in the Constitution).
These provisions could make it more difficult or less attractive for a third-party to acquire us or a controlling stake in us, even if the third-party’s offer may be considered beneficial by many of our shareholders. As a result, our shareholders may be limited in their ability to obtain a premium for their shares. See “Description of Share Capital and Constitution”.
Acquisitions of shares in the Company may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (Cth).
Under Australian law, certain acquisitions of shares in the Company may be subject to approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (Cth). Typically, such approval will not be required unless a non-Australian person or entity proposes to acquire a substantial interest in 20% or more of the shares in the Company (unless such person or entity is a foreign government investor).
If applicable thresholds are met, the Australian Federal Treasurer may prevent a proposed acquisition or impose conditions on such acquisition if satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the Australian Federal Treasurer may make a range of orders including an order the divestiture of such person’s shares or interest in shares in that Australian company.

The ability of shareholders to bring actions or enforce judgments against us or our directors and executive officers may be limited. Claims of U.S. civil liabilities may not be enforceable against us.
We are incorporated under the laws of Australia and the majority of our directors reside outside the United States. The majority of our assets and those of our directors are located outside the United States. It may not be possible, or may be costly or time consuming, for investors to effect service of process within the United States upon us or our non-U.S. resident directors or executive officers or to collect and enforce judgments obtained against us or our directors and executive office in the United States, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. There may also be reasons why even if a process within the United States is served upon us or our directors and executive officers, proceedings in the United States are stayed or otherwise do not proceed. This may be in favor of proceedings in Australia or other jurisdictions instead of the United States, or in the absence of any other proceedings.
If a judgment is obtained in a U.S. court against us or our directors you may need to enforce such judgment in jurisdictions where we or the relevant director have assets (which may be outside the U.S.). As a result, it could be difficult or impossible for you to bring an action against us or against these individuals outside of the United States in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws outside of the United States could render you unable to enforce a judgment against our assets or the assets of its directors.
There is currently no treaty between the United States and Australia for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically recognized or enforceable in Australia. An Australian court may, subject to compliance with certain procedural and legal requirements, recognize and give effect to the judgment if (generally speaking) you are able to prove in an Australian court: (a) the U.S. Court exercised a jurisdiction (in the relevant sense) recognized by Australian courts; (b) the U.S. judgment is final and conclusive; (c) the identity of the parties is clear; and (d) the U.S. judgment is for a fixed debt. Australian courts may deny the recognition and enforcement of punitive damages or other awards. If an Australian court upholds and regards as conclusive evidence the final judgment of the U.S. court, the Australian court will not generally require a re-litigation on the merits, though there may be other reasons why this becomes necessary which may significantly increase the time and cost of enforcing judgment. An Australian court may also refuse to enforce a U.S. judgment, in which case you may be required to re-litigate any claim before an Australian court.
Similar considerations may apply to other jurisdictions where we or the relevant director has assets which may raise similar difficulties in enforcing a U.S. judgment in those jurisdictions.
Australian insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.
As a company with its registered office in Australia, we are subject to Australian insolvency laws and may also be subject to the insolvency laws of other jurisdictions in which we conduct business or have assets. These laws may apply in the event any insolvency proceedings or procedures are initiated against us. This includes, among other things any moratorium ordered or declared in respect of any indebtedness of us, any formal demand for us to pay our debts as and when they fall due, any admission by us that we are unable to pay its debts as and when they fall due, any composition or arrangement with creditors, or any corporate action or proceeding in relation to the winding-up, dissolution, deregistration, administration, or reorganization of, or the appointment of an administrator, controller, liquidator, receiver, manager, or other insolvency practitioner to, us.
Insolvency laws in Australia and other jurisdictions may offer our shareholders less protection than they would have under U.S. insolvency laws and may make it more difficult (or even impossible) for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.
Shareholder liability is, generally speaking, limited to unpaid amount on shares, but there are exceptions which may apply. Liquidators and other external administrators of us may also be entitled to recover any amounts which may be distributed or paid to shareholders for the benefit of creditors. Shareholders may be unlikely to recover any amounts unless and until all creditors are paid in full, which may be unlikely should we become insolvent, or be placed into liquidation or external administration. Shareholders may also be prevented from commencing any court action or proceedings against us and may also be the subject of binding agreement or orders without consent. Any rights shareholders may have against us or our directors may be extinguished through the operation of insolvency laws in particular jurisdictions.
Some claims against directors or other third parties may be for our benefit, which may require permission of local courts to pursue and may also lead to any judgment or award requiring payment to us and in turn to our creditors. It should also be noted that certain creditors may enjoy particular priorities in particular jurisdictions (for example, employees and secured creditors), other creditors may not be entitled to any distribution as a creditor in particular jurisdictions (for example, where a creditor's claim is rejected in the particular jurisdiction), and generally speaking unsecured creditors are paid out evenly in proportion to their claims. This may materially impact any recovery shareholders receive should we become insolvent.
Risks Related to Taxation
Future developments regarding the treatment of digital assets for U.S. federal income and foreign tax purposes could adversely impact our business.
Due to the new and evolving nature of digital assets and the absence of comprehensive legal guidance with respect to digital assets products and transactions, many significant aspects of the U.S. federal income and foreign tax treatment of transactions involving digital assets are uncertain, and it is unclear what guidance may be issued in the future on the treatment of digital assets transactions for U.S. federal income and foreign tax purposes.
In 2014, the IRS released a notice, or “IRS Notice,” discussing certain aspects of “convertible virtual currency” (that is, digital currency that has an equivalent value in fiat currency or that acts as a substitute for fiat currency) for U.S. federal income tax purposes and, in particular, stating that such digital currency (i) is “property”; (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss and (iii) may be held as a capital asset. In 2019, the IRS released a revenue ruling and a set of “Frequently Asked Questions”, or the “Ruling & FAQs,” that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of digital currency. However, the IRS Notice and the Ruling & FAQs do not address other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions. In addition, the infrastructure bill that recently passed the Senate, if enacted, would impose various reporting requirements on brokers dealing with digital assets, including crypto-currencies.
There can be no assurance that the IRS or other foreign tax authority will not alter its existing position with respect to digital assets in the future or that a court would uphold the treatment set forth in the IRS Notice and the Ruling & FAQs, or in the UK published guidance. It is also unclear what additional guidance may be issued in the future on the treatment of existing digital assets transactions and future digital assets innovations for purposes of U.S. federal income tax or other foreign tax regulations. Any such alteration of existing IRS and foreign tax authority positions or additional guidance regarding digital assets products and transactions could result in adverse tax consequences for our business and could have an adverse effect on the value of digital assets and the broader digital assets markets. Future technological and operational developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income and foreign tax purposes. The uncertainty regarding tax treatment of digital assets transactions could impact our business, both domestically and abroad. It is likely that new rules for reporting crypto assets under the “common reporting standard” will be implemented on our international operations, creating new obligations and a need to invest in new onboarding and reporting infrastructure.
There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors.
Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes interest, dividends and other investment income, with certain exceptions. Cash, cash-equivalents and digital assets generally are passive assets for these purposes. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. The PFIC rules also contain a look-through rule whereby we will be treated as owning our proportionate share of the gross assets and earning our proportionate share of the gross income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on the current and anticipated composition of our income, assets and operations and the expected price of our Ordinary shares in this offering, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. However, whether we are treated as a PFIC is a factual determination that is made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of our income and assets, as well as the relative value of our assets (which may fluctuate with our market capitalization), at the relevant time. Moreover, the application of the PFIC rules to digital assets and transactions related thereto is subject to uncertainty. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year.
For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section of this prospectus titled “Taxation—Certain United States Federal Income Tax Considerations”.
If a United States person is treated as owning at least 10% of our Ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a U.S. holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our stock, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (“CFC”) in our group. If our group consists of one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries will be treated as CFC’s, regardless of whether we are treated as a CFC. Our group currently includes three U.S. subsidiaries. Two of these U.S. subsidiaries (IE US Development Holdings 1 Inc. and IE US Development Holdings 2 Inc.) have been recently incorporated in July 2021. IE US Development Holdings 1 Inc. will be a wholly owned subsidiary of IE US Development Holdings 2 Inc. and will hold land and buildings for future sites in the U.S. The other U.S. subsidiary (IE US 1 Inc.) holds a long term hosting arrangement at a New York site. Our current non-U.S. subsidiaries and any future newly formed or acquired non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with controlled foreign corporation reporting obligations may subject a United States shareholder to significant monetary penalties.
We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the controlled foreign corporation rules of the Code. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to foreign-controlled CFCs. U.S. shareholders should consult their tax advisors regarding the potential application of these rules to their investment in our Ordinary shares.
Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.
Our tax treatment is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, including those related to the Organization for Economic Co-Operation and Development’s Base Erosion and Profit Shifting Project, the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business. Changes to the rates of taxes imposed on us or our affiliates, or changes to tax legislation, regulations, policies or practices, generally in any of the jurisdictions in which we or our affiliates operate, may adversely impact our financial position and/or performance and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance. In addition, an interpretation of relevant taxation laws by a taxation authority that differs to our interpretation may lead to an increase in our taxation liabilities.

FORWARD-LOOKING STATEMENTS
Many statements made in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies and trends we expect to affect our business. These statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast,” and other similar expressions. These forward-looking statements are contained throughout this prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business”. We base these forward-looking statements or projections on our current expectations, plans, and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances and at such time. As you read and consider this prospectus, you should understand that these statements are not guarantees of future performance or results. The forward-looking statements and projections are subject to and involve risks, uncertainties, and assumptions and you should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include:
•	ability to secure additional power capacity, facilities and sites on commercially reasonable terms;
•	risk that counterparties may terminate, default on or underperform their contractual obligations;
•	delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield infrastructure projects;
•	ability to maintain relationships with mining pools;
•	expectations regarding availability and pricing of electricity;
•	the availability, suitability and reliability of internet connections at our facilities;
•	Bitcoin price and foreign currency exchange rate fluctuations;
•	Bitcoin network hashrate fluctuations;
•	expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network;
•	expectations with respect to the useful life and obsolescence of hardware;
•	ability to secure additional hardware on commercially reasonable terms;
•	delays or reductions in the supply of hardware;
•	increases in the costs of procuring hardware;
•	delays, increases in costs or reductions in the supply of other equipment used in our operations;
•
reliability of electricity supply, hardware and electrical and data center infrastructure, including electricity outages and any variance between the actual operating hashrate of our hardware achieved compared to the nameplate hashrate;

•	our ability to operate in an evolving regulatory environment;
•	our ability to successfully execute our growth initiatives, business strategies, and operating plans;
•	our ability to successfully operate and maintain our property and infrastructure;
•	reliability and performance our electrical infrastructure compared to expectations;
•	malicious attacks on our property, infrastructure or IT systems;

•	brbgpability to maintain in good standing the operating and other permits and licenses required for our operations and business;
•	ability to protect and maintain our intellectual property rights and other confidential information;
•	whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all;
•	material costs relating to environmental and health and safety requirements or liabilities;
•	damage to our property and infrastructure and the risk that any insurance we maintain may not fully cover all potential exposures;
•	any litigation, compliance or enforcement actions brought against us;
•	failure to comply with the anti-corruption laws of the United States and various international jurisdictions;
•	any failure of our compliance and risk management methods;
•	regulations around Bitcoin and the Bitcoin mining industry;
•	intellectual property infringement and product liability claims;
•	our ability to obtain additional capital on commercially reasonable terms and in a timely manner to facilitate our expansion plans;
•	our ability to attract, motivate, and retain senior management and qualified employees;
•	our ability to service our debt obligations;
•
increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks, and unexpected regulatory and economic sanctions changes, among other things;

•	natural disasters that may materially adversely affect our business, financial condition, and results of operations;
•	the ongoing effects of COVID-19 or any other outbreak of an infectious disease, and any governmental or industry measures taken in response;
•	our ability to remain competitive in a dynamic and rapidly evolving industry;
•	damage to our brand reputation;
•	the costs of being a public company;
•	any statements of belief and any statements of assumptions underlying any of the foregoing;
•	other factors disclosed in this prospectus; and
•	other factors beyond our control.

USE OF PROCEEDS
Registered shareholders may, or may not, elect to sell Ordinary shares covered by this prospectus. To the extent any registered shareholder chooses to sell Ordinary shares covered by this prospectus, we will not receive any proceeds from any such sales of our Ordinary shares. See “Principal and Registered Shareholders”.

DIVIDEND POLICY
Any determination to pay dividends in the future will be at the discretion of our board and subject to Australian law. If our board of directors elects to pay dividends, the form, frequency and amount will depend upon our future operations and earning, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2020.
The information in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto included elsewhere in this prospectus.
As of December 31, 2020	Actual (A$ thousands)
Cash and cash equivalents	20,400

Debt(1):
Employee, trade and other payables	2,105
Borrowings	31,222
Total debt	33,327

Total equity	9,995

Total capitalization	43,322
(1)	For additional information on our indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

ENFORCEABILITY OF CIVIL LIABILITIES
We are a public company incorporated under the laws of Australia with limited liability. Some or all of our directors may be non-residents of the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible or practicable for you to:
•	effect service of process within the United States upon our non-U.S. resident directors or on us;
•	enforce in U.S. courts judgments obtained against our non-U.S. resident directors or us in U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;
•
enforce in U.S. courts judgments obtained against our non-U.S. resident directors or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or

•	bring an original action in an Australian court to enforce liabilities against our non-U.S. resident directors or us based solely upon U.S. securities laws.
You may also have difficulties enforcing in courts outside the United States judgments that are obtained in U.S. courts against any of our non-U.S. resident directors or us, including actions under the civil liability provisions of the U.S. securities laws. Australia has developed a different body of securities laws as compared to the United States and may provide protections for investors to a lesser extent.
It may be difficult (or impossible in some circumstances) for Australian companies to commence court action or proceedings before the federal courts of the United States or other jurisdiction in which it conducts business or has assets. This may make it difficult for us to recover amounts we are owed and to generally enforce our rights, which may have an adverse impact on our operations and financial standing. Even where we are able to enforce our rights, this may be costly and/or time consuming, risky, and may not guarantee recovery, which in turn may have an adverse impact on our operations and financial standing.
There are no treaties between Australia and the United States that would affect the recognition or enforcement of foreign judgments in Australia. We also note that investors may be able to bring an original action in an Australian court against us to enforce liabilities based in part upon U.S. federal securities laws.
The disclosures in this section are not based on the opinion of counsel.
We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us under the federal securities laws of the United States.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion should be read together with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains certain forward-looking statements that reflect plans, estimates and beliefs and involve numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” and sections of this prospectus. Therefore, actual results may differ materially from those contained in any forward-looking statements. Our fiscal year ends on June 30. Accordingly, references herein to “fiscal year 2021” relate to the year ended June 30, 2021.
Overview
We were originally incorporated under the laws of New South Wales, Australia, on November 6, 2018 as “Iris Energy Pty Ltd” an Australian private company (ACN 629 842 799). Prior to effectiveness of the registration statement of which this prospectus is a part, we will convert into a public entity under Australian law. The public entity will be named “Iris Energy Limited”.
We are a Bitcoin mining company that builds, owns and operates data center and electrical infrastructure. We target entry into regions where we can access abundant and/or under-utilized renewable energy. For example, our current operations in British Columbia, Canada are supplied by British Columbia Hydro and Power Authority (“BC Hydro”) whose electricity, as of 2020, was 97% sourced from renewable sources.
Our Bitcoin mining operations generate revenue by exchanging Bitcoin earned as rewards and transaction fees from the operation of our specialized computers called Application-specific Integrated Circuits (“ASICs”) as rewards and transaction fees for currencies such as USD or CAD. We exchange all revenue denominated in Bitcoin to currencies such as USD or CAD on a daily basis.
In January 2020, we acquired our first site in British Columbia, Canada, from PodTech Innovation Inc. (and certain related parties of PodTech Innovation Inc.). The assets acquired included a 10-acre site, electrical infrastructure, certain electrical equipment, data centers with 6 MW aggregate capacity and a fabrication facility.
We are expanding our data center capacity to approximately 30 MW at our first site in British Columbia, Canada which is expected to support hardware with a nameplate capacity of approximately 0.7 EH/s by December 31, 2021. At that site, and as of August 12, 2021, our data center capacity was utilizing approximately 16 MW of power and our Bitcoin miners' hashrate was approximately 0.4 EH/s.
As of June 30, 2021, we had binding agreements and had paid deposits to acquire additional hardware with a nameplate capacity of 3.8 EH/s, with deliveries commencing in October 2021 and ending in October 2022.
In July 2021, we entered into an agreement to acquire additional hardware with a nameplate capacity of 10.7 EH/s, with deliveries commencing in October 2022 and ending in September 2023 As of July 31, 2021, we have paid A$110.0 million in deposits with the remaining commitments totaling A$773.0 million and payable in installments in from August 2021 until October 2023. For further information regarding these commitments, please refer to the section below titled “—Liquidity and Capital Resources—Capital Commitments”.
We expect that we will need to raise capital periodically to pay for the abovementioned equipment orders and to acquire, develop and build data center sites and facilities in which that equipment will be installed.
Our outlook as described above is subject to a number of customary and industry-specific greenfield infrastructure risks, which are detailed in the section titled “Risk Factors—Risks Related to Our Business”.

Comparison of Our Results of Operations for the Year Ended June 30, 2020 and the Period from November 6, 2018 (incorporation date) to June 30, 2019
The following table summarizes our consolidated statement of profit or loss and other comprehensive income/(loss) for the periods presented.
(A$ thousands)	Year ended June 30, 2020	Period from November 6, 2018 (incorporation date) to June 30, 2019
Revenue
Bitcoin mining revenue	3,260	1
Other income – insurance recoveries	23	—
Expenses
Depreciation and amortization	(1,137)	—
Electricity charges	(1,961)	—
Employee benefits expense	(1,375)	(1)
Share-based payments expense	(261)	—
Professional fees	(770)	(107)
Other expenses	(271)	(50)
Loss before interest, foreign exchange gains/(loss) and income tax	(2,492)	(157)
Interest income	4	1
Interest expense	(155)	—
Foreign exchange gains/(loss)	(518)	3
Loss before income tax expense	(3,161)	(153)
Income tax expense	—	—
Loss after income tax expense for the period	(3,161)	(153)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation	(242)	—
Other comprehensive loss for the period, net of tax	(242)	—
Total comprehensive loss for the period	(3,403)	(153)
Components of Results of Operations
Revenue
Bitcoin mining revenue
Our bitcoin mining revenue for the year ended June 30, 2020 and for the period from November 6, 2018 to June 30,2019 were A$3,260 thousand and A$1 thousand, respectively. The increase in mining revenue was attributable to the ramp-up of operations from installing bitcoin mining hardware located in British Columbia, Canada.
Other income
Our other income for the year ended June 30, 2020 and for the period from November 6, 2018 to June 30, 2019 were A$23 thousand and nil, respectively. Other income relates to insurance proceeds relating to a building fire at an adjacent property.
Expenses
Depreciation and amortization
Depreciation and amortization consist primarily of the depreciation of Bitcoin mining hardware and data center equipment. Depreciation and amortization expenses for the year ended June 30, 2020 and for the period November 6, 2018 to June 30, 2019 were A$1,137 thousand and nil, respectively. This increase was primarily due to launching commercial Bitcoin mining operations during the year ended June 30, 2020.

Electricity charges
The electricity charges for the year ended June 30, 2020 and for the period from November 6, 2018 to June 30, 2019 were A$1,961 thousand and nil, respectively. This increase was primarily due to launching commercial Bitcoin mining operations during the year ended June 30, 2020.
Employee benefits expenses
Employee benefits expenses consist primarily of wages and salaries to employees and contractors, and associated taxes. Employee benefits expenses for the year ended June 30, 2020 and for the period from November 6, 2018 to June 30, 2019 were A$1,375 thousand and A$ 1 thousand, respectively. The increase was primarily due to the rise in the employee and contractor headcount, which was related to the expansion of business operations.
Share-based payments expense
Share-based payments expense for the year ended June 30, 2020 and for the period from November 6, 2018 to June 30, 2019 were A$261 thousand and nil, respectively, primarily due to newly established employee share plans introduced to attract and retain talent.
Professional fees
Professional fees primarily consists of fees payable to lawyers, accountants, and tax advisers. Professional fees for the year ended June 30, 2020 and for the period from November 6, 2018 to June 30, 2019 were A$770 thousand and A$107 thousand, respectively. The increase was primarily related to advice sought from professionals due to the expansion of business operations.
Other expenses
Other expenses for the year ended June 30, 2020 and for the period from November 6, 2018 to June 30, 2019 were A$271 thousand and A$50 thousand respectively, primarily relating to office rent, insurance, travel, repairs and maintenance and general business expenses required to operate the business. The increase was due to the expansion of business operations.
Interest expense
Interest expense amounted to A$155 thousand for the year ended June 30, 2020, due to interest on outstanding indebtedness, relating to a loan outstanding from a related party of PodTech Innovation Inc., when we acquired our first site in British Columbia, Canada in January 2020. There was no interest expense for the period from November 6, 2018 to June 30, 2019.
Foreign exchange gains/(loss)
Foreign exchange gains/(loss) for the year ended June 30, 2020 and for the period from November 6, 2018 to June 30, 2019 was a loss of A$518 thousand and a gain of A$3 thousand, respectively. We use the Australian dollar as our functional currency; however, our subsidiaries use the Canadian dollar, Australian dollar or the U.S. dollar.
Foreign currency transactions are translated into each entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Accordingly, foreign exchange gains and losses resulting from the settlement of such transactions and the translation at financial period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Loss after income tax expense for the period
We incurred a loss after income tax expense for the period of A$3,161 thousand for the year ended June 30, 2020, compared to a loss after income tax expense for the period of A$153 thousand for the period from November 6, 2018 (incorporation date) to June 30, 2019. The increased loss is attributable to the expansion of business operations.
Comparison of Our Results of Operations for the Half Year ended December 31, 2020 and December 31, 2019
The following table summarizes our consolidated statement of profit or loss and other comprehensive income/(loss) for the periods presented.
(A$ thousands)	Half year ended December 31, 2020	Half year ended December 31, 2019
Revenue
Bitcoin mining revenue	2,714	655
Other income	722	—
Expenses
Depreciation and amortization	(877)	(312)
Electricity charges	(1,531)	(463)
Employee benefits expense	(722)	(407)
Share-based payments expense	(349)	—
Impairment of assets	(576)	—
Loss on disposal of assets	(270)	—
Professional fees	(196)	(225)
Other expenses	(259)	(78)
Loss before interest, foreign exchange loss and income tax	(1,394)	(830)
Interest income	2	2
Interest expense	(205)	—
Foreign exchange loss	(630)	(93)
Loss before income tax expense	(2,227)	(921)
Income tax expense	—	—
Loss after income tax expense for the period	(2,227)	(921)
Other comprehensive loss
Items that may not be reclassified subsequently to the profit or loss:
Foreign currency translation	(925)	(61)
Other comprehensive loss for the period, net of tax	(925)	(61)
Total comprehensive loss for the period	(3,152)	(982)
Components of Results of Operations
Revenue
Bitcoin mining revenue
Our bitcoin mining revenue for the half year ended December 31, 2020 and 2019 were A$2,714 thousand and A$655 thousand, respectively. The increase in mining revenue was primarily attributable to higher Bitcoin prices, and the greater number of Bitcoin produced and sold in the half year ended December 31, 2020.
Other income
Our other income for the half year ended December 31, 2020, and 2019 were A$722 thousand and nil, respectively. Other income in the half year ended December 31, 2020 primarily related to insurance proceeds relating to a building fire at an adjacent property.

Expenses
Depreciation and amortization
Depreciation and amortization consist primarily of the depreciation of Bitcoin mining hardware and data center equipment. Depreciation and amortization expenses for the half year ended December 31, 2020 and 2019 were A$877 thousand and A$312 thousand, respectively. The increase is primarily attributable to the increase in Bitcoin mining hardware installed.
Electricity charges
The electricity charges for the half year ended December 31, 2020 and 2019 were A$1,531 thousand and A$463 thousand, respectively, primarily due to the installation of additional bitcoin mining hardware, consuming a greater amount of electricity.
Employee benefits expense
Employee benefits expense consist primarily of wages and salaries to employees and contractors, and associated taxes. Employee benefits expenses for the half year ended December 31, 2020 and 2019 were A$722 thousand and A$407 thousand, respectively. The increase was primarily due to a rise in the employee and contractor headcount, related to the expansion of business operations.
Share-based payments expense
Share-based payments expense for the half year ended December 31, 2020 and 2019 were A$349 thousand and nil, respectively, primarily due to newly established employee share plans introduced to attract and retain talent.
Impairment of assets
An impairment of computer equipment of A$576 thousand was recognized during the half year ended December 31, 2020. This impairment is related to a partial write-down of older less efficient bitcoin mining hardware. There was no impairment of assets for the half year ended December 31, 2019.
Loss on disposal of assets
A loss on disposal of assets of A$270 thousand was recognized during the half year ended December 31, 2020. This loss related to the disposal of mining hardware to arm’s length parties. There was no loss on disposal of assets for the half year ended December 31, 2019.
Professional fees
Professional fees primarily consist of fees payable to lawyers, accountants, and tax advisers. Professional fees for the half year ended December 31, 2020 and 2019 were A$196 thousand and A$225 thousand, respectively. The decrease is related to lower legal fees.
Other expenses
Other expenses for the half year ended December 31, 2020 and 2019 were A$259 thousand and A$78 thousand, respectively, primarily relating to office rent, insurance, travel, repairs and maintenance, and general business expenses required to operate the business. The increase was due to the expansion of business operations.
Interest expense
Interest expense amounted to A$205 thousand for the half year ended December 31, 2020 due to interest on outstanding indebtedness, relating to a convertible note financing that was effective on January 5, 2021, and funds that were received before December 31, 2020, and obligated to accrue interest from the date the funds were received. There was no interest expense for the half year ended December 31, 2019.

Foreign exchange loss
Foreign exchange loss amounted to A$630 thousand and A$93 thousand for the half year ended December 31, 2020 and 2019, respectively. The losses were primarily due to conversion of US and Canadian dollars to the Australian dollar.
Loss after income tax expense for the period
We incurred a loss after income tax expense for the period of A$2,227 thousand for the half year ended December 31, 2020, compared to a loss after income tax expense for the period of A$921 thousand for the half year ended December 31, 2019. The increased loss is primarily attributable increased costs due to the expansion of business operations.
Liquidity and Capital Resources
We have primarily relied on private financings to fund our operations, meet ongoing working capital needs, and execute on its business plan’s initial stages. We are in the process of raising additional capital through a private raising. This additional capital will go towards funding part of our capital commitments for the purchase of mining hardware. Even with the successful closing of this private raising, we may seek to raise capital through alternative sources, such as through a public offering, an additional private raising of equity or debt securities or traditional or non-traditional credit type facilities. However, we have not identified any potential source of alternative financing. There can be no guarantees that any such financing would become available to us on acceptable terms, if at all, which could impair our growth and adversely affect our existing operations and our ability to meet our capital commitments. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests, and the per share value of our Ordinary shares could decline. Furthermore, if we engage in debt financing, the debt holders would likely have priority over our shareholders, on the order of payment preference.
On June 30, 2020, we had cash and cash equivalents of A$2.8 million and accumulated losses of A$3.3 million. On December 31, 2020, we had cash and cash equivalents of A$19.6 million and accumulated losses of A$5.5 million. As of December 31, 2020, our existing cash and cash equivalents will not be sufficient to meet our capital expenditure needs for the next 12 months and we will be required to seek additional equity or debt financing.
Recent Financings
Prior to the effectiveness of the registration statement of which this prospectus forms a part of, we intend to seek conversion of the following recent financings into Ordinary shares:
•
Simple Agreement of Future Equity (SAFE) instruments that we issued on October 28, 2020 for an aggregated amount of A$4.2 million, which give the SAFE holder a right to acquire Ordinary shares for A$0.70 per share, and must be mandatorily converted no later than October 28, 2021.

•
Convertible notes that we issued on January 5, 2021, for an aggregate amount of A$25.4 million, with a conversion price per share of A$0.70, which accrue interest at 12% per annum, and mature on January 5, 2022, unless earlier converted.

•
Convertible notes that we issued on April 1, 2021, for an aggregate amount of A$110.1 million, with a conversion price per share of A$2.36, which accrue interest at 12% per annum, and mature on April 1, 2022, unless earlier converted.

Agreements for Miner Equipment Financing
We are party to equipment finance and security agreements pursuant to which an equipment financier has agreed to finance part of the purchase of various miners that have been delivered to us or will be delivered to us. As of June 30, 2021, the aggregate amount of funds borrowed under these loans was $    million. The loans carry an annual interest rate of 12% and are to repaid through monthly payments of interest and principal through September 2023. The agreements include customary restrictions and outstanding borrowings are secured by the financed mining units purchased with the loans. In connection with one of the agreements, we issued the financier A$223.2 thousand in convertible notes that will mature on January 5, 2022, unless earlier converted into Ordinary shares. In conjunction with another of the agreements, we will issue to the financier an amount of securities equivalent to US$2.4 million in connection with a capital raise that we undertake December 31, 2021, or else pay such sum in cash by January 14, 2022.
Historical Cash Flows
The following table sets forth a summary of our historical cash flows for the periods presented.
(A$ thousands)	Year ended June 30, 2020	Period from November 6, 2018 (incorporation date) to June 30, 2019
Net cash used in operating activities	(1,443)	(413)
Net cash used in investing activities	(6,704)	(2,165)
Net cash from financing activities	10,906	2,692
Net cash and cash equivalents increase/(decrease)	2,759	114
Cash and cash equivalents at the beginning of the period	121	—
Effects of exchange rate changes on cash and cash equivalents	(31)	7
Net cash and cash equivalents at the end of the period	2,849	121
Operating activities
Net cash used in operating activities was a net cash outflow of A$1,443 thousand for the year ended June 30, 2020, as compared to a net cash outflow of A$413 thousand for the period from November 6, 2018 to June 30, 2019. For the year ended June 30, 2020, there was an increase in the payments for electricity, suppliers and employees due to the expansion of the Bitcoin mining operations.
Investing activities
Net cash used in investing activities was a cash outflow of A$6,704 thousand for the year ended June 30, 2020, as compared to a cash outflow of A$2,165 thousand for the period from November 6, 2018 to June 30, 2019. For the year ended June 30, 2020, the net cash used in investing activities primarily consisted of payments of mining hardware that had been delivered, and disclosed as property, plant and equipment.
Financing activities
Net cash from financing activities was a net cash inflow of A$10,906 thousand for the year ended June 30, 2020, as compared to a cash inflow of A$2,692 thousand for the period from November 6, 2018 to June 30, 2019. For the year ended June 30, 2020, the net cash flows from financing activities primarily consisted of the proceeds from Ordinary shares and the SAFE instruments issued.
The following table sets forth a summary of our historical cash flows for the periods presented.
(A$ thousands)	Half year ended December 30, 2020	Half year ended December 30, 2019
Net cash used in operating activities	121	(536)
Net cash used in investing activities	(14,473)	(4,597)
Net cash from financing activities	31,101	6,486
Net cash and cash equivalents increase/(decrease)	16,749	1,353
Cash and cash equivalents at the beginning of the period	2,849	121
Effects of exchange rate changes on cash and cash equivalents	(26)	(82)
Net cash and cash equivalents at the end of the period	19,572	1,392
Operating activities
Net cash used in operating activities was a net cash inflow of A$121 thousand for the half year ended December 31, 2020, as compared to a net cash outflow of A$536 thousand for the half year ended December 31, 2019. For the half year ended December 31, 2020, there were additional net receipts from the bitcoin mining operations plus the receipt of COVID-19 Australian government grants.

Investing activities
Net cash used in investing activities was a cash outflow of A$14,473 thousand for the half year ended December 31, 2020, as compared to a cash outflow of A$4,597 thousand for the half year ended December 31, 2019. For the half year ended December 31, 2020, the net cash used in investing activities primarily consisted of prepayments of mining hardware that had yet to be delivered, along with other property, plant, and equipment acquired, including mining hardware that had been delivered.
Financing activities
Net cash from financing activities was a cash inflow of A$31,101 thousand for the half year ended December 31, 2020, as compared to a cash inflow of A$6,486 thousand for the half year ended December 31, 2019. For the half year ended December 31, 2020, the net cash from financing activities primarily consisted of the proceeds from the convertible notes and the SAFE instruments.
Contractual Obligations
The following table summarizes our contractual obligations as of June 30, 2020, and the years which these obligations are due:
(A$ thousands)	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total

Non-interest bearing
Trade payables	462				462
Other payables	131				131
Loans from related parties	46				46

Interest bearing
Vendor loan	486	440	5,330		6,256
Total	1,125	440	5,330		6,895
Capital Commitments
There were A$19.5 million (includes estimated shipping and provincial sales tax) commitments at December 31, 2020. There were no commitments at June 30, 2020. Since December 31, 2020, we have entered into a number of long-term mining hardware purchase contracts, with a total contractual capital commitment of A$883.0 million (includes estimated shipping and provincial sales tax). As of July 31, 2021, we have paid A$110.0 million in deposits with the remaining commitment of A$773.0 million payable in installments from August 2021 until October 2023. If we are unable to pay the remaining commitments as and when they become due, we are liable to at least 20% of the purchase price of the relevant batch of mining hardware that has been committed. We may also be responsible for any loss incurred by the manufacturer in relation to the production or procurement of that relevant batch of mining hardware. To the extent we are unable to make our payments due under our hardware purchase agreements in full and on time, we risk not receiving the relevant discounts and/or not receiving the hardware at all, which would reduce our nameplate hashrate capacity and have a material impact on our business, prospects, financial condition and operating results.
Internal Controls and Procedures
We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will be required to make our first assessment of our internal control over financial reporting and to comply with management certification requirements of Section 404 in our annual report on Form 20-F for the year following our first annual report that is filed with the SEC (subject to any change in the applicable SEC rules).

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. See “Prospectus Summary— Emerging Growth Company Status”.
Off-Balance Sheet Arrangements
We have no material off-balance sheet arrangements.
Critical Accounting Policies and Estimates
We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to fully understand and evaluate our consolidated financial condition and results of our operations. See note 2 and 3 to our audited consolidated financial statements for the year ended June 30, 2020 and for a description of other significant accounting policies. The preparation of our consolidated financial statements in conformity with IFRS requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates, we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.
Share-based payment transactions
We provide benefits to our employees (including key management personnel) in the form of share-based payments, whereby employees render services in exchange for Ordinary shares or rights over Ordinary shares (equity-settled transactions).
We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes-Merton option pricing model considering the terms and conditions upon which the instruments were granted.
The cost of the equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date). The charge to profit or loss for the period is the cumulative amount less the amounts already charged in previous periods. There is a corresponding credit to equity. Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so.
Estimation of useful lives of assets
We determine the estimated useful lives and related depreciation and amortization charges for its property, plant and equipment and finite life intangible assets. In relation to mining hardware, a useful life of 4 years has been determined.
The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.
Goodwill
We test annually, or more frequently if events or changes in circumstances indicate impairment, whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of macro assumptions (estimated Bitcoin price, global hashrate, average block reward and transaction fees) as well as operational assumptions (hashrate, power consumption, power efficiency, overheads budgets) to derive a valuation and then a sensitivity analysis considering reasonably possible changes in assumptions
Financial instruments and embedded derivatives
As of June 30, 2020, and December 31, 2020, there was no fair value movement on the embedded derivatives. However, for the year ended June 30, 2021, we expect to record fair value movements on the embedded derivatives in regard to the above-mentioned SAFE instrument and the convertible notes.

We have issued various financial instruments as part of financing activities. For financial reporting purposes, these financial instruments are separated into the host liability and embedded derivative components based on the terms of the agreement. On issuance, the embedded option-based derivative component is initially recognized at fair value and subsequent changes in the fair value are recorded in profit or loss. The host debt is initially measured as the residual, net of transaction costs, after deducting the value of the embedded derivative and subsequently carried at amortized cost using the effective interest method until it is extinguished on conversion.
The fair value of the embedded derivative is determined using an option pricing model that considers the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, and the risk-free interest rate for the term of the option.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange rate risk.
Currency Risk
We present our financial statements in Australian dollars, however, we undertake certain transactions with our subsidiaries or external parties, denominated in U.S. dollars and Canadian dollars. We are exposed to currency risk due to cash, intercompany and other receivables, borrowings and trade and other payables denominated in foreign currency, being primarily the U.S. dollar and the Canadian dollar.
As of June 30, 2020, we had A$5.1 million net exposure to the Canadian dollar, primarily in intercompany receivables. An increase or decrease of the Australian dollar to the Canadian dollar exchange rate by 10% would increase the after tax loss by A$521 thousand or decrease the after tax loss by A$576 thousand, respectively.
There was minimal or insignificant exposure to the Canadian or US dollar during the period from November 6, 2018 (incorporation date) to June 30, 2019.
There was minimal or insignificant exposure to the US dollar during the period from November 6, 2018 to June 30, 2019 and the year ended June 30, 2020.
As we continue our business expansion, we expect to face continued exposure to exchange rate risk from the Canadian and U.S. dollar.
Credit Risk
We are exposed to counterparty credit risk, from exchanges and mining pools. We mitigate this risk by maintaining relationships with various alternatives and transferring fiat currency to our Australian bank account on a regular basis.
Liquidity Risk
We are exposed to liquidity risk and we are required to maintain sufficient liquid assets (mainly cash and cash equivalents) and available borrowing facilities to be able to pay contractual obligations as and when they become due and payable.
Recently Issued Accounting Standards Not Yet Adopted
From time to time, new accounting standards, amendments to existing standards, and interpretations are issued by the IASB. Unless otherwise discussed, we believe that the impact of recently issued standards or amendments to existing standards that are not yet effective will not have a material impact on our financial statements.

BUSINESS
Our Company
We are a Bitcoin mining company that builds, owns and operates data center and electrical infrastructure.
We target entry into regions where we can access abundant and/or under-utilized renewable energy. For example, our current operations in British Columbia, Canada are supplied by British Columbia Hydro and Power Authority (“BC Hydro”) whose electricity, as of 2020, was 97% sourced from renewable sources.
Our Bitcoin mining operations generate revenue by earning Bitcoin through a combination of block rewards and transaction fees from the operation of our specialized computers called Application-specific Integrated Circuits (“ASICs”) and exchanging these Bitcoin for currencies such as USD or CAD. We exchange all revenue denominated in Bitcoin to currencies such as USD or CAD on a daily basis.
In January 2020, we acquired our first site in British Columbia, Canada, from PodTech Innovation Inc. and certain of its related parties. The assets acquired included a 10-acre site, electrical infrastructure, certain electrical equipment, data centers with 6 MW aggregate capacity and a fabrication facility.
We are expanding our data center capacity to approximately 30 MW at our first site in British Columbia, Canada which is expected to support hardware with a nameplate capacity of approximately 0.7 EH/s by December 31, 2021. At that site, and as of August 12, 2021, our data center capacity was utilizing approximately 16 MW of power and our Bitcoin miners' hashrate was approximately 0.4 EH/s.
As of June 30, 2021, we had binding agreements and had paid deposits to acquire additional hardware with a nameplate capacity of 3.8 EH/s, with deliveries commencing in October 2021 and ending in October 2022.
In July 2021, we entered into an agreement to acquire additional hardware with a nameplate capacity of 10.7 EH/s, with deliveries commencing in October 2022 and ending in September 2023. As of July 31, 2021, we have paid A$110.0 million in deposits with the remaining commitments totaling A$773.0 million and payable in installments in from August 2021 until October 2023. For further information regarding these commitments, please refer to the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Commitments”.
We expect that we will need to raise capital periodically to pay for the abovementioned equipment orders and to acquire, develop and build data center sites and facilities in which that equipment will be installed.
Our outlook as described above is subject to a number of customary and industry-specific greenfield infrastructure risks, which are detailed in the section titled “Risk Factors—Risks Related to Our Business”.
Bitcoin Mining
Bitcoin is a scarce digital asset that is created and transmitted through the operation of a peer-to-peer network of computers running the Bitcoin software. The Bitcoin network allows people to exchange digital tokens, called Bitcoin, which are recorded on a publicly distributed digital transaction ledger forming the Bitcoin blockchain, which contains the record of every Bitcoin transaction since the inception of Bitcoin. The Bitcoin network is decentralized, meaning no central authority, bank or financial intermediary is required to create, transmit or determine the value of Bitcoin.
Miners earn Bitcoin by validating and verifying Bitcoin transactions, securing transaction blocks and adding those transaction blocks to the Bitcoin blockchain by using ASICs to solve a complex cryptographic algorithm known as Secure Hash Algorithm 256 (“SHA-256”). Each unique block can be mined and added to the Bitcoin blockchain by only one miner. Once the miner mines the block, the rest of the network can verify and confirm the block to the blockchain. The successful miner is remunerated with newly minted Bitcoin (known as the “block reward”) and transaction fees. Bitcoin miners will be able to continue earning block rewards through this process until 21 million Bitcoin have been mined, which reflects the total fixed supply limit of Bitcoin. The Bitcoin network’s design regulates supply by only allowing a fixed number of Bitcoin to be mined each year and halving the number of block rewards paid to miners after approximately every four years. As a result of the Bitcoin network’s limitations on mining, it is estimated that the final Bitcoin block reward will occur in 2140, at which time miners will be incentivized to maintain the network solely based on transaction fees. It is currently estimated that approximately 20.5 million Bitcoin will have been mined by the year 2030.

Performance Metrics — Hashrate and Difficulty
In Bitcoin mining, the processing power of a miner is measured by its hashrate or hashes per second. Hashrate is the speed at which a miner can produce computations using the Bitcoin network’s algorithm, expressed in hashes per second. Blockchain.com estimates that the aggregate hashrate of the entire Bitcoin network is estimated to be approximately 88 EH/s as of June 30, 2021, or 88 x 1018 hashes per second.
An individual miner, such as our Company, has a hashrate measured across the total number of ASICs it deploys in its Bitcoin mining operations. Generally, a miner’s expected success rate in solving blocks and realizing Bitcoin rewards over time is correlated with its total hashrate as a proportion of the total network hashrate over the same period.
Difficulty is a measure of the relative complexity of the algorithmic solution required for a miner to mine a block and receive the Bitcoin reward. An increase in network hashrate will temporarily result in shorter block times as the mining algorithm is solved faster – and vice versa if the network hashrate decreases. The Bitcoin network protocol adjusts the network difficulty every 2,016 blocks (approximately every two weeks) to maintain a target block time of 10 minutes.
Mining Pools
As noted above, while an individual miner’s expected success rate in solving blocks and earning Bitcoin rewards over time is correlated with its total hashrate as a proportion of the total network hashrate over the same period, in the short-term, there can be variability in a miner’s actual success rate (and therefore revenue) as the process is probabilistic. As such, miners like us typically aggregate their computing power with others by joining a global “mining pool”. Mining pools generally pay out Bitcoin rewards to participants daily based on a miner’s computing power contribution to the mining pool in return for a fee. This arrangement can reduce revenue variance and certain pools may even reward miners regardless of the number of blocks the pool solves each day (i.e. the pool operator absorbs daily variances).
Bitcoin Mining Economics
As of June 30, 2021, a successful Bitcoin miner earns a block reward of 6.25 Bitcoin plus transaction fees for each block added to the blockchain, which occurs approximately every 10 minutes and equates to 52,560 blocks or 328,500 Bitcoin per year, excluding transaction fees. The block reward is programmed to halve to 3.125 Bitcoin in approximately mid-2024. The key economic drivers for Bitcoin mining are illustrated below.

The economics of Bitcoin mining are predominantly driven by:
•	a miner’s proportionate share of the total network hashrate;
•	the block reward;
•	the level of global transaction fees;
•	the price of Bitcoin;
•	the power consumption / efficiency of mining equipment;
•	the reliability / efficiency of data center infrastructure;
•	the cost of electricity; and

•	other operating expenses, including employee and general and administrative costs.
As noted above, the amount of block rewards paid to miners is on a fixed distribution schedule, resulting in the last block reward payout to occur in approximately 120 years, at which time miners will be incentivized to maintain the network solely based on transaction fees.
Cost of electricity
Our current operations acquire power directly from the BC Hydro high-voltage electricity transmission network. We pay for our energy usage on a monthly basis to BC Hydro, which, as of June 30, 2021, consisted of a monthly demand charge of C$8.655 per kilovolt-ampere, or kVA, and a consumption charge of C$0.05073 per kilowatt hour, or kWh.

30 MW Canal Flats site
Mining Pool Participation
As part of our mining operations, we contribute our hashrate to a global mining pool (e.g. Antpool), subject to their terms of service.
In simple terms, Antpool calculates our share of the statistically expected global Bitcoin reward which is a function of: (a) our actual daily hashrate; and (b) global network difficulty (fixed approximately every two weeks and ultimately represents the average global hashrate based on block time for the prior period). Antpool calculates this amount every 24 hours and pays us Bitcoin daily in arrears for our mathematically calculated share of global block rewards (net of fees to Antpool) plus our share of global transaction fees, and the Bitcoin are transferred to our exchange account on the same day.
Our Competitive Features
Focus on renewable energy
We believe that as Bitcoin continues to develop as an emerging store of value and medium of exchange, it is increasingly important that this asset class evolves in an environmentally and socially responsible manner. Accordingly, we are focused on powering our operations with renewable energy. For example, our current operations in British Columbia, Canada are supplied by BC Hydro whose electricity was 97% sourced from renewable sources as of 2020. We believe that this reduces the risk profile of our business by minimizing the exposure to commodity inputs (e.g. gas and coal) that are typically used to fuel sources of thermal generation, reducing our exposure to carbon pricing policies or other similar mechanisms that may significantly impact the costs of thermal generation.
Socially-responsible
Where possible and practical, we look to partner with and support local communities where we operate. For example, we recently announced that we will contribute C$500,000 to four Ktunaxa First Nations communities. We committed to make this an annual contribution subject to the continuing and profitable operation of our first data center in British Columbia, Canada, and will work with the First Nations communities to deepen the relationship in a number of areas, including by providing employment opportunities.

Ownership of real assets
We have ownership of our electrical infrastructure and data centers, including freehold and long-term leasehold land. This provides us with long-term security and operational control over our assets, in comparison with other business models that may rely on short-term leases or hosting of mining hardware with third-party infrastructure providers.
Proprietary data center design expertise
We are building proprietary data centers which continue to be refined through years of research and development to further optimize the operational environment and efficiencies, including to achieve stable uptime performance during high and low temperature periods.
Experienced board and management team
Our board and management team have an established track record in financing, developing, building, operating, maintaining and managing billions of dollars in greenfield renewable energy projects and associated grid connections across North America, Western Europe and Asia Pacific. Our team also has extensive experience in renewables development, asset management, mergers and acquisitions and power contract negotiations.
Competition
Competition in the Bitcoin Mining Business
Bitcoin mining operators can range from individual enthusiasts to professional mining operations with dedicated data centers, and miners may organize themselves in mining pools. We compete with other companies that focus all or a portion of their activities on Bitcoin mining activities. At present, information concerning the activities of many of these enterprises is not readily available as most of the participants in this sector do not publish information publicly or the information may be unreliable. Published sources of information relating to mining pools can be found on “blockchain.com”; however, the reliability of that information and its continued availability cannot be assured.
Several public companies (traded in the U.S. and internationally) compete with us, including:
•	Argo Blockchain PLC.
•	Bitfarms Technologies Ltd. (f/k/a Blockchain Mining Ltd.);
•	Cipher Mining Inc.;
•	Greenidge Generation Holdings Inc.;
•	Hive Blockchain Technologies Inc.;
•	Hut 8 Mining Corp.;
•	Marathon Digital Holdings, Inc.; and
•	Riot Blockchain, Inc.
The Bitcoin mining industry is a highly competitive and evolving industry and new competitors, or emerging technologies could enter the market and affect our competitiveness in the future.
Company Information
Our principal executive offices are located at Level 21, 60 Margaret Street, Sydney Australia, and our telephone number is    . We maintain a website at https://irisenergy.co/. Information on our website is not incorporated by reference into or otherwise part of this prospectus. You should rely only on the information contained in this prospectus when making a decision as to whether to invest in the Ordinary shares.
Facilities and Sites
We hold a freehold interest in a 10-acre site in Canal Flats, British Columbia, Canada, which includes land, data center facilities, an on-site electrical substation and ancillary infrastructure, as well as an 11-acre site in Mackenzie, British Columbia, Canada.

We also hold conditional and unconditional rights to [•] other sites across British Columbia, Texas and Asia-Pacific, over which we are currently conducting due diligence and development activities. These sites are anticipated to support the Company’s operating and contracted nameplate hashrate capacity of 15.2 EH/s, equating to over 530 MW of data center capacity.
Employees and Human Capital Resources
As of June 30, 2021, we employ 12 employees in Australia in a corporate head office capacity and 28 employees in Canada focused on developing our infrastructure and general operations. We also leverage external service providers to support Canadian operations. None of our employees are represented by labor unions, and we believe we have an excellent relationship with our employees.
We believe that an engaged, diverse, and inclusive culture is essential for the success of our business, and we consider our employees to be the foundation for our growth and success. As such, our future success depends in large part on our ability to attract, train, retain, and motivate qualified personnel. The growth and development of our workforce is an integral part of our success. We are also committed to developing and fostering a culture of diversity and inclusion and know that a company’s ultimate success is directly linked to its ability to identify and hire talented individuals from all backgrounds and perspectives.
For further detail see the section titled “Management—Employees”.
Intellectual Property Rights
Our ability to conduct our business in a profitable manner relies in part on our proprietary methods and designs, which we protect as a trade secret. We rely upon trade secret laws, physical and technological security measures and contractual commitments to protect our trade secrets, including entering into non-disclosure agreements with employees, consultants and third parties with access to our trade secrets. However, such measures may not provide adequate protection and the value our trade secrets could be lost through misappropriation or breach of our confidentiality agreements. Furthermore, third parties may claim that we are infringing upon their intellectual property rights, which may prevent or inhibit our operations and cause us to suffer significant litigation expense even if these claims have no merit. See “Risk Factors—Risks Related to Intellectual Property”.
Legal Proceedings
From time to time, we may become involved in legal proceedings arising in the ordinary course of business. Although no assurances can be given about the final outcome of pending legal proceedings, at the present time we do not believe that we are currently a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations.
Government Regulation
The laws and regulations applicable to digital assets are evolving and subject to interpretation and change. Governments around the world have reacted differently to digital assets; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the U.S., digital assets are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. As digital assets have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies, including FinCEN, CFTC, SEC, Financial Industry Regulatory Authority (FINRA), the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial regulators, have been examining the operations of digital assets networks, digital assets users and digital assets exchange markets, with particular focus on the extent to which digital assets can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises and the safety and soundness and consumer-protective safeguards of exchanges or other service-providers that hold, transfer, trade or exchange digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. In addition, federal and state agencies, and other countries have issued rules or guidance about the treatment of digital assets transactions or requirements for businesses engaged in activities related to digital assets. Depending on the regulatory characterization of the digital assets we mine, the markets for those digital assets in general, and our activities in particular, our business and digital assets operations may be subject to one or more regulators in the United States and globally. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of digital assets markets and our digital assets operations. Additionally, U.S. state and federal, and foreign regulators and legislatures have taken action against digital assets businesses or enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from digital assets activity. There is also increasing attention being paid by U.S. federal and state energy regulatory authorities as the total electricity consumption of cryptocurrency-mining grows and potentially alters the supply and dispatch functionality of the wholesale grid and retail distribution systems. Many state legislative bodies are also actively reviewing the impact of cryptocurrency-mining in their respective states.
We are unable to predict the effect that any future regulatory change, or any overlapping or unclear regulations, may have on us, but such change, overlap or lack of clarity could be substantial and make it difficult for us to operate our business or materially impact the market for digital assets that we mine or may mine in the future. FinCEN has issued guidance stating its position that it does not differentiate between fiat currency (which FinCEN calls “real currency”) and digital assets that are convertible into fiat currency or other forms of convertible virtual currencies (which FinCEN calls “virtual currency”) for purposes of determining whether a person or entity is engaging in “money transmission services”. Persons and entities engaging in virtual currency activities that amount to “money transmission services,” or otherwise cause them to be deemed a “money services business” under FinCEN’s regulations, must register as a money services business, implement an “effective” anti-money laundering program and comply with FinCEN’s reporting and recordkeeping requirements.
In May 2019, FinCEN issued guidance relating to how the U.S. Bank Secrecy Act (“BSA”) and its implementing regulations relating to money services businesses apply to certain businesses that transact in convertible virtual currencies. Although the guidance generally indicates that certain mining and mining pool operations will not be treated as money transmission services, the guidance also addresses when certain activities, including certain services offered in connection with operating mining pools such as hosting convertible virtual currency wallets on behalf of pool members or purchasers of computer mining power, may be subject to regulation. Although we believe that our mining activities do not presently trigger FinCEN registration requirements under the BSA, if our activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation, under federal law, we may be required to register at the federal level and comply with laws that may include the implementation of anti-money laundering programs, reporting and recordkeeping regimes, and other operational requirements. In such an event, to the extent we decide to proceed with some or all of our operations, the required registration and regulatory compliance steps may result in extraordinary, non-recurring expenses to us, as well as on-going recurring compliance costs, possibly affecting an investment in the Ordinary shares, operating results or financial condition in a material and adverse manner. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows.
According to the CFTC, at least some digital assets, including Bitcoin, fall within the definition of a “commodity” under the U.S. Commodities Exchange Act of 1936, as amended (the “CEA”). Under the CEA, the CFTC has broad enforcement authority to police market manipulation and fraud in spot digital assets markets in which we may transact. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges or transactions involving digital assets that do not utilize margin, leverage, or financing. The National Futures Association (“NFA”) is the self-regulatory agency for the U.S. futures industry, and as such has jurisdiction over Bitcoin futures contracts and certain other digital assets derivatives. However, the NFA does not have regulatory oversight authority for the cash or spot market for digital assets trading or transactions. In addition, CFTC regulations and CFTC oversight and enforcement authority apply with respect to futures, swaps, other derivative products, and certain retail leveraged commodity transactions involving digital assets, including the markets on which these products trade.
The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. Public statements made by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin and Ethereum (as currently offered and sold) are securities under the federal securities laws. Some senior members of the staff of the SEC have expressed the view that Bitcoin is not a security under the federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital assets. The SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital assets is a security in April 2019; however, this framework is also not a rule, regulation or statement of the SEC and is similarly not binding on the SEC. Notwithstanding that the SEC has not asserted regulatory authority over Bitcoin or trading or ownership of Bitcoin and has not expressed the view that Bitcoin should be classified or treated as a security for purposes of U.S. federal securities laws, the SEC has commented on Bitcoin and Bitcoin-related market developments and has taken action against investment schemes involving Bitcoin. For example, the SEC has charged at least three Bitcoin mining companies in connection with a Ponzi scheme to defraud investors in their mining operation. The SEC has also repeatedly denied proposed rule changes by exchanges to list and trade shares of certain Bitcoin-related investment vehicles on public markets, citing significant investor protection concerns regarding the markets for digital assets, including the potential for market manipulation and fraud. Although the SEC has not stated that mining Bitcoin is itself a regulated activity, to the extent any digital assets we mine are deemed to be securities, the offer, sale, and trading of those digital assets would be subject to the U.S. federal securities laws.
In addition to the SEC, state securities regulators and several foreign governments have also issued warnings that certain digital assets may be classified as securities in their jurisdictions, and that transactions in such digital assets may be subject to applicable securities regulations. Furthermore, certain state securities regulators have taken the position that certain digital assets mining operations may involve the offer of securities. For example, the Texas State Securities Board (“TSSB”) has taken enforcement action against the operator of a cloud mining company, whereby customers could purchase hashrate managed by the cloud mining company in exchange for a share of the mining reward, for offering unregistered securities.
State financial regulators such as the New York State Department of Financial Services (“NYDFS”) have also implemented licensure regimes, or repurposed pre-existing fiat money transmission licensure regimes, for the supervision, examination and regulation companies that engage in certain digital assets activities. The NYDFS requires that businesses apply for and receive a license, known as the “BitLicense,” to participate in a “virtual currency business activity” in New York or with New York customers, and prohibits any person or entity involved in such activity from conducting activities without a license. Louisiana also has enacted a licensure regime for companies engaging in a “virtual currency business activity,” and other states are considering proposed laws to establish licensure regimes for certain digital assets businesses as well. Some state legislatures have amended their money transmitter statutes to require businesses engaging in certain digital assets activities to seek licensure as a money transmitter, and some state financial regulators have issued guidance applying existing money transmitter licensure requirements to certain digital assets businesses. The Conference of State Bank Supervisors also has proposed a model statute for state level digital assets regulation. Although we believe that our mining activities do not presently trigger these state licensing requirements in any state in which we operate or plan to operate, if our activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation under the law of any state in which we operate or plan to operate, we may be required to seek a license or register at the state level and comply with laws that may include the implementation of anti-money laundering programs, reporting and recordkeeping regimes, consumer protective safeguards, and other operational requirements. In such an event, to the extent we decide to proceed with some or all of our operations, the required registrations, licensure and regulatory compliance steps may result in extraordinary, non-recurring expenses to us, as well as on-going recurring compliance costs, possibly affecting an investment in our Ordinary shares or our net income in a material and adverse manner. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows.
Examples of overlapping, unclear and evolving regulatory requirements outside the U.S. include the following:
In Europe, at an EU level and in a number of EU member states (as well as the UK), other than in respect of anti-money laundering (as discussed below), digital assets taking the form of assets designed for the exchange of value (such as Bitcoin) generally remain outside of the financial services regulatory perimeter. Nonetheless, the regulatory treatment of any particular digital assets is highly fact specific. At present, digital assets mining activities are not subject to any regulatory authorization requirements with any UK financial services regulator.

Multiple regulators have highlighted the need for more stringent regulatory scrutiny for all types of digital assets and have taken legislative action directed at certain digital assets. In general, where regulatory action has been taken in Europe, it has typically been in response to concerns arising in relation to anti-money laundering (AML) and consumer protection.
Under the EU’s Fifth Money Laundering Directive (MLD5), custodian wallet providers and providers engaged in exchange services between digital assets (referred to as virtual currencies) and fiat currencies are subject to registration with the relevant supervisory authority in their jurisdiction and must comply with day-to-day AML and counter-terrorist financing measures, including client due diligence obligations. Certain EU member states have implemented further measures in addition to the requirements of MLD5, including, (i) an order introduced by several French ministries in December 2020, which aims to ban anonymous cryptocurrency accounts and regulate cryptocurrency-related transactions in light of concerns for terrorism financing and money laundering; and (ii) strengthened anti-money laundering protections introduced by the Dutch regulator in November 2020, which were perceived to be targeting privacy coins as the protections impose client information and verification requirements. The EU Fifth Money Laundering Directive has been retained as UK law (subject to certain amendments) following the UK’s withdrawal from the EU and its requirements apply to in-scope firms that conduct business in the UK. However, taking account of relevant guidance as to the scope of the UK’s AML regime published by the UK Joint Money Laundering Steering Group, we do not believe that we fall within scope of the UK’s anti-money laundering regime as either a custodian wallet provider or a virtual currency exchange provider.
From a consumer protection perspective, in January 2021 the UK’s Financial Conduct Authority imposed a ban on the sale of cryptocurrency-derivatives and exchange traded notes to retail investors in light of concerns for consumer harm, criminal activity and value fluctuations, following a number of warnings to consumers about the risks of investing in digital assets. In March 2021, the European Supervisory Authorities reissued earlier warnings reminding consumers of the need to be alert to the “high risks” of digital assets, “including the possibility of losing all their money”.
Cryptocurrencies remain a key focus for European regulators and future measures could be introduced that have an impact on firms engaging in digital assets related businesses. In September 2020, the European Commission published a proposal to introduce a “Markets in Crypto Assets Regulation” that would, if enacted, bring substantially all digital assets within the EU regulatory perimeter and impose authorization requirements on firms providing digital assets services. At present, the proposals do not extend to digital assets mining activities, however.
FATF, an independent inter-governmental standard-setting body of which the U.S. is a member, develops and promotes policies to protect the global financial system against money laundering, terrorist financing and the financing of proliferation of weapons of mass destruction. FATF generally refers to a digital asset as a form of “virtual currency,” a digital representation of value that does not have legal tender status.

MANAGEMENT
The following table provides information regarding the executive officers and board of directors that are expected to be in place upon the effectiveness of the registration statement of which this prospectus forms a part.
Name	Age	Position
Jason Conroy	49	Chief Executive Officer
Daniel Roberts	37	Executive Director
William Roberts	31	Executive Director
Joanna Brand	49	General Counsel and Company Secretary
David Bartholomew	60	Chair
Chris Guzowski	36	Director
Paul Gordon	50	Director
Executive Officers
Jason Conroy has been the Chief Executive Officer of Iris Energy since 2021. Prior to joining Iris Energy, Mr. Conroy was CFO of TransGrid, the major electricity transmission network in New South Wales and the Australian Capital Territory in Australia. Prior to TransGrid, he was CEO of an ASX-listed venture capital company after serving as CFO of the ASX-listed energy utility operator DUET Group for nine years. Mr. Conroy’s previous board roles were with an ASX-listed mining company, a children’s charity and all of DUET’s operating subsidiaries (spanning electricity distribution, gas transmission and distribution, remote region power generation and renewable generation). Mr. Conroy holds a Bachelor of Commerce (Accounting) from Western Sydney University and an MBA from University of New England, and is a Fellow Chartered Accountant at Chartered Accountants Australia and New Zealand.
Daniel Roberts has been an Executive Director of Iris Energy since its founding in 2018. Prior to Iris Energy, Mr. Roberts worked at Palisade Investment Partners, an infrastructure funds management business based in Sydney. Prior to this role, Mr. Roberts worked at Macquarie Group and PricewaterhouseCoopers in London and Sydney, respectively. Mr. Roberts has over 15 years’ experience in the finance, infrastructure and renewables industries. Mr. Roberts has previously served as a board member of various entities involved in airports, ports, gas pipelines, bulk liquid storage businesses, waste treatment facilities and wind and solar farms, including Granville Harbour Wind Farm, Ross River Solar Farm, Northern Territory Airports, Sunshine Coast Airport, ANZ Terminals Pty Ltd and Tasmanian Gas Pipeline. Mr. Roberts holds a Bachelor of Business from University of Technology Sydney and a Master of Finance (Dean’s List) from INSEAD Business School. Mr. Roberts is the brother of William Roberts, who also serves as an Executive Director of Iris Energy.
William Roberts has been an Executive Director of Iris Energy since its founding in 2018. Prior to Iris Energy, he worked across accounting & banking, resources, commodities and real assets at Macquarie Group, Westpac and Brookfield Multiplex. Mr. Roberts has over 10 years’ experience in finance, real assets and commodities markets, including debt financing and principal investment across resources mining projects, as well as managing foreign exchange and commodity price risks. At Macquarie Group, he co-founded the newly established Digital Assets team. Mr. Roberts holds a Bachelor of Business (Distinction) from University of Technology Sydney. Mr. Roberts is the brother of Daniel Roberts, who also serves as an Executive Director of Iris Energy.
Joanna Brand has been the General Counsel and Company Secretary of Iris Energy since September 2021. Ms. Brand is a senior executive, lawyer and company secretary with nearly 25 years’ experience in corporate governance, capital markets, M&A, infrastructure projects, and regulator engagement across multiple jurisdictions and in listed organizations. Ms. Brand was previously General Counsel at ME Bank, Jetstar Airways, Billabong International and Epic Energy, and began her career as a corporate associate in the United States. Ms. Brand holds a Bachelor of Arts, magna cum laude, from Duke University, a Juris Doctor, cum laude, from Harvard Law School and an MBA (Executive) from the Australian Graduate School of Management.
David Bartholomew has served as Iris Energy’s Chair since 2021. Mr. Bartholomew currently serves as a non-executive director on the boards of Atlas Arteria (ASX:ALX), (global owner and operator of toll roads), Endeavour Energy (a NSW electricity distributor), Power & Water Corporation (the multi-utility owned by the Northern Territory Government) and Keolis Downer (provides public transport operation and maintenance services in Australia). Mr. Bartholomew is also External Independent Chair of the Executive Price Review

Steering Committee of AusNet Services (ASX:AST). Mr. Bartholomew’s executive background includes the role of CEO of DUET Group, where he oversaw the ASX listed company’s transition to a fully internalized management and governance structure and in which he was appointed to the boards of DUET’s portfolio companies including United Energy Distribution (Victorian electricity distribution), Multinet Gas (Victorian gas distribution), the Dampier to Bunbury Natural Gas Pipeline, Energy Developments Limited (remote and waste-to-energy electricity generation), and Duquesne Light (Pittsburgh USA electricity distribution). He has also held executive roles at Hastings Funds Management, Lend Lease, The Boston Consulting Group and BHP Minerals. Mr. Bartholomew has also served on the boards of Interlink Roads (Sydney’s M5 Motorway), Statewide Roads (Sydney’s M4 Motorway) Epic Energy (gas transmission), Sydney Light Rail, Port of Geelong, various forestry companies, and Nextgen Networks (communications cable network), representing investors managed by Hastings Funds Management. Mr. Bartholomew holds a Bachelor of Economics (Honours) degree from Adelaide University and an MBA from The Australian Graduate School of Management.
Chris Guzowski has served on Iris Energy’s board of directors since 2019. Mr. Guzowski has over 10 years’ international experience in renewable energy project development across Europe & Australia. Mr. Guzowski founded Baltic Wind, developing large scale wind farm projects in Europe from greenfield to operations. He also founded Mithra Energy, developing 10+ solar PV projects in Poland since 2012. Mr. Guzowski is the Project Development Director and commercial development partner of Photon Energy, with a major solar PV pipeline under development in Australia. Mr. Guzowski was the Founding Director of ADCCA – Australian Digital Currency Commerce Association and was a founder of ABA Technology in 2014 (Australian blockchain technology). Mr. Guzowski holds a Bachelor of Business from University of Technology Sydney and an MBA in Energy Management from Vienna University of Economics and Business.
Paul Gordon has served on Iris Energy’s board of directors since 2019. Mr. Gordon has over 20 years’ experience in financial services primarily trading/broking interest rate & energy derivatives (HSBC Bank & proprietary). Mr. Gordon is an 8-year veteran of the Bitcoin and blockchain industry. He founded Coinscrum, the UK’s first blockchain networking group in 2012 featuring the industry’s leading names. Mr. Gordon founded Quantave, an institutional grade multi-dealer & Prime Brokerage trading platform for digital assets and was the founding board member of the UK’s Digital Currency Association, engaging FCA and HMRC on the subject of digital assets (2014).
Foreign Private Issuer Exemption
As a “foreign private issuer”, as defined by the SEC, we are permitted to follow home country corporate governance practices instead of certain corporate governance practices required by the Nasdaq for U.S. domestic issuers. While we intend to follow most Nasdaq corporate governance listing standards, we intend to follow Australian law for certain corporate governance practices in lieu of Nasdaq corporate governance listing standards as follows:
•	exemption from the requirement to have a compensation committee and a nominating and corporate governance committee composed solely of independent members of the board of directors;
•
exemption from quorum requirements applicable to meetings of shareholders under Nasdaq rules. In accordance with generally accepted business practice and Australian law, our Constitution provides quorum requirements that are generally applicable to meetings of shareholders under Australian law;

•
exemption from the Nasdaq corporate governance listing standards applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq corporate governance listing standards, as permitted by the foreign private issuer exemption; and

•	exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans.
We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

Because we are a foreign private issuer, our officers, directors and principal shareholders are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
Board Composition
Our board will consist of five members upon the effectiveness of the registration statement of which this prospectus forms a part. David Bartholomew is the Chair of the board.
The exact number of members on our board may be modified from time to time exclusively by resolution of our board, subject to the terms of our Constitution. Directors hold office until their successors have been duly elected and qualified or until the earlier of their respective death, resignation, or removal.
When considering whether directors and nominees have the experience, qualifications, attributes, or skills, taken as a whole, to enable the board to satisfy its oversight responsibilities effectively in light of our business and structure, the board focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth immediately above. We believe that our directors provide an appropriate diversity of experience and skills relevant to the size and nature of our business.
Board Committees
Our board directs the management of our business and affairs as provided by Australian law and conducts its business through meetings of the board and the Audit and Risk Committee. In addition, from time to time, other committees may be established under the direction of the board when necessary or advisable to address specific issues.
The Audit and Risk Committee will operate under a charter that will be approved by our board. A copy of the charter will be available on our website upon the effectiveness of the registration statement of which this prospectus forms a part.
Audit and Risk Committee
The Audit and Risk Committee, following the effectiveness of the registration statement of which this prospectus forms a part, will initially consist of Chris Guzowski (Chair), David Bartholomew and Paul Gordon. The Audit and Risk Committee is responsible for, among its other duties and responsibilities, assisting the board in overseeing: our accounting and financial reporting processes and other internal control processes, the audits and integrity of our financial statements, our compliance with legal and regulatory requirements, risk management systems, the qualifications and independence of our independent registered public accounting firm, the design and implementation of our internal audit function, and the performance of our internal audit function and independent registered public accounting firm.
Our Audit and Risk Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent registered public accounting firm.
The board has determined that David Bartholomew is an “audit committee financial expert” as such term is defined under the applicable regulations of the SEC and has the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of the Nasdaq. The board has also determined that David Bartholomew is independent under Rule 10A-3 under the Exchange Act and the standards of the Nasdaq, for purposes of the Audit and Risk Committee.
Rule 10A-3 under the Exchange Act requires us to have a majority of independent audit committee members within 90 days and all independent audit committee members (within the meaning of Rule 10A-3 under the Exchange Act and Rule 5605(c)(3) of Nasdaq’s listing requirements) within one year of the effectiveness of the registration statement of which the prospectus forms a part. We intend to comply with these independence requirements within the appropriate time periods. All members of the Audit and Risk Committee are able to read and understand fundamental financial statements, are familiar with finance and accounting practices and principles, and are financially literate.

Code of Conduct
The board will adopt a Code of Conduct that applies to all of our directors, officers and employees, including our executive officers. Upon listing, a copy of the Code of Conduct will be available on our website. We intend to disclose future amendments to our Code of Conduct on our website or in public filings.
Remuneration
Overview
Our remuneration philosophy is to align director and senior management objectives with shareholder and business objectives by providing a fixed remuneration component and typically offering short-term and long-term incentives based on individual and Company performance and tenure at the Company. Our board believes the remuneration philosophy to be appropriate and effective in its ability to attract and retain the best executives and directors to run and manage the consolidated entity, as well as create goal congruence between directors, executives and shareholders. Our board is responsible for determining the appropriate remuneration package for our executive officers and non-executive directors.
Our executive officers in Australia receive a superannuation guarantee contribution required under Australian law and do not receive any other retirement benefits.
Remuneration of Executive Officers
For the fiscal year ended June 30, 2021, the aggregate cash remuneration paid to our executive officers was A$450,208.
Our executive officers receive fixed compensation as well as long-term incentives. The level of fixed remuneration is set to provide a base level of compensation which is both appropriate to the applicable position and is competitive in the marketplace. Fixed compensation is comprised of base salary and superannuation contribution.
From time to time, our board may approve cash bonuses for our executive officers based on individual performance, company performance or as otherwise determined appropriate. Payments of such bonuses will generally be made in the fiscal year following the year in which they were earned.
We also provide long-term incentives through option grants to align our executive officers with the creation of shareholder wealth. Details of the option grants are provided below.
Remuneration of Non-Executive Directors
For the fiscal year ended June 30, 2021, the aggregate remuneration paid to our non-executive directors was A$84,484, comprising A$4,890 in cash and A$79,594 in the form of Simple Agreement for Future Equity (“SAFE”) instruments. The SAFE instruments will be converted to Ordinary shares prior to the public filing of this registration statement with the SEC.
We also provide long-term incentives through option grants to align our non-executive directors with the creation of shareholder wealth. Details of the option grants are provided below.
2021 Executive Director Liquidity and Price Target Options
On January 20, 2021, our board approved the grant of 5,000,000 options each to Daniel Roberts and William Roberts to acquire Ordinary shares at an exercise price of A$1.0001.
The options will vest in three tranches following a liquidity event, if the relevant Ordinary share price is equal to or exceeds the corresponding vesting threshold and the executive director has not voluntarily resigned as a director of the Company. The vesting thresholds are detailed below:
•	If the liquidity price or volume weighted average market price (“VWAP”) of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds A$1.40: 1,500,000 options will vest.
•	If the liquidity price or VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds A$1.80: 1,500,000 options will vest.
•	If the liquidity price or VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds A$2.20: 2,000,000 options will vest.

The option holder is entitled to receive, in its capacity as a holder of the options, an income distribution per vested option equal to any dividend, distribution, capital return or buyback proceeds (“Distribution”) paid by the Company per Ordinary share as if any vested options were exercised and Ordinary shares issued to the option holder at the relevant time of such Distribution.
The options are subject to customary adjustments to reflect any reorganization of the Company’s capital.
2021 Non-Executive Director Options
On July 28, 2021, our board approved the grant of options to acquire Ordinary shares to David Bartholomew (incoming director and Chair of the board, to be appointed immediately prior to listing), Chris Guzowski and Paul Gordon under the Non-Executive Director Option Plan (the “NED Option Plan”). Under the NED Option Plan, 212,766 options were granted to each of David Bartholomew, Chris Guzowski and Paul Gordon which will vest in three equal tranches on the third, fourth and fifth anniversary of the grant date (or upon the non-executive director ceasing to be a director of the Company, vesting will occur based on pro-rata time served until the fifth anniversary), or as otherwise agreed by our board. In addition, 85,107 options were granted to each of Chris Guzowski and Paul Gordon which vested immediately upon issuance in recognition of their two-year service to the Company. The applicable exercise price for all options that were granted under the NED Option Plan is A$2.39.
2021 Employee Options
On July 28, 2021, our board approved the grant of options to acquire Ordinary shares to Joanna Brand (incoming General Counsel and Corporate Secretary) under the Employee Option Plan (the “Employee Option Plan”). Under the Employee Option Plan, 146,444 options were granted to Joanna Brand which will vest in three equal tranches on the third, fourth and fifth anniversary of Joanna Brand’s employment with the Company. The applicable exercise price for the options that were granted under the Employee Option Plan is A$2.39.
2021 Executive Director Long-term Target Options
On [•], 2021, our shareholders approved the grant of 12,000,000 long-term options each to Daniel Roberts and William Roberts to acquire Ordinary shares at an exercise price of $15 per option (“Long-term Target Options”).
The Long-term Target Options will vest in four tranches following listing of the Company, if the relevant Ordinary share price is equal to or exceeds the corresponding vesting threshold and the executive director has not voluntarily resigned as a director of the Company. The vesting thresholds are detailed below:
•	If the VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds $74: 3,000,000 Long-term Target Options will vest.
•	If the VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds $130: 3,000,000 Long-term Target Options will vest.
•	If the VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds $185: 3,000,000 Long-term Target Options will vest.
•	If the VWAP of an Ordinary share over the immediately preceding 20 trading days is equal to or exceeds $370: 3,000,000 Long-term Target Options will vest.
The VWAP vesting thresholds may also be triggered by a sale or takeover of the Company based upon the price per Ordinary share received in such transaction.
The option holder is entitled to receive in its capacity as a holder of the options, a Distribution paid by the Company per Ordinary share as if the vested options were exercised and Ordinary shares issued to the option holder at the relevant time of such Distribution.
The options are subject to customary adjustments to reflect any reorganization of the Company's capital, as well as adjustments to vesting thresholds including any future issuance of Ordinary shares by the Company.

Employment Agreements with Executive Officers
The base salaries and start dates are set out below for each executive officer. None of these employment agreements or director appointments have termination dates. The base salary under the employment agreements may be increased by our board from time to time.
Officer	Start Date	Base Salary(1)
Daniel Roberts Executive Director	November 6, 2018	A$375,000 per year
William Roberts Executive Director	November 6, 2018	A$375,000 per year
Jason Conroy Chief Executive Officer	May 10, 2021	A$500,000 per year
(1)	Amounts are inclusive of superannuation contributions and are current as of June 30, 2021.
Jason Conroy
Jason Conroy commenced his employment with the Company on May 10, 2021 and currently serves as Chief Executive Officer of the Company. We entered into an executive service agreement with Jason Conroy on February 26, 2021, pursuant to which he is entitled to receive an annual base salary of A$500,000 (inclusive of superannuation) and a bonus each year of an amount equal to the interest and costs payable to him pursuant to a loan agreement with the Company for the purpose of applying for shares under the Share Plan (as defined below), if applicable, and, in addition to such bonus, a bonus at the Company’s sole discretion. Pursuant to his executive service agreement, Jason Conroy is also generally entitled to reimbursement for all actual and reasonable out-of-pocket expenses incurred in the discharge of his duties and responsibilities.
During the fiscal year ended June 30, 2021, Jason Conroy purchased 680,852 of our Ordinary shares at fair market value, for an aggregate purchase price of A$1,600,002. This purchase was fully funded by a limited recourse loan provided by the Company. This loan will be retired or repaid in full prior to the public filing of this registration statement with the SEC.
Upon termination of employment for any reason with six months’ notice by either party, Jason Conroy is entitled to receive an amount equal to his base salary for any part of the six-month notice period for which his service is not retained and any accrued annual and long service leave up to and including the expiration of such notice period.
Upon termination of employment by the Company for cause without notice, Jason Conroy is entitled to receive accrued annual and long service leave up to and including the date of termination.
In addition, pursuant to his executive service agreement, Jason Conroy may be subject to one-year post-termination non-competition, non-solicitation of employees and customers and non-disparagement obligations and perpetual confidentiality obligations.
Daniel Roberts
Daniel Roberts has served as an Executive Director since the Company’s incorporation. Daniel Roberts is entitled to receive an annual base salary of A$375,000 (inclusive of superannuation) and other standard employment benefits given to employees in Australia (such as annual leave, long service leave, personal/carer’s and compassionate leave). Daniel Roberts is also eligible to participate in Company bonus plans, option plans, share plans or other incentive plans if they are approved by our board.
William Roberts
William Roberts has served as an Executive Director since the Company's incorporation. William Roberts is entitled to receive an annual base salary of A$375,000 (inclusive of superannuation) and other standard employment benefits given to employees in Australia (such as annual leave, long service leave, personal/carer’s and compassionate leave). William Roberts is also eligible to participate in Company bonus plans, option plans, share plans or other incentive plans if they are approved by our board.

Summary of Remuneration of Non-Executive Directors and Executive Officers
Details of the remuneration of our executive officers and non-executive directors for the fiscal year ended June 30, 2021 are set forth below.
	Salary/Fees(1)	Post- Employment Superannuation	Bonus	Options(2)	All Other Compensation(3)	Total
Executive Officers
Daniel Roberts	A$153,034	A$25,000	A$10,000	[•]	—	A$188,034
William Roberts	A$163,527	A$14,507	A$10,000	[•]	—	A$188,034
Jason Conroy	A$70,521	A$3,619	—	—	[•]	A$74,140

Non-Executive Directors
Chris Guzowski	A$42,242	—	—	—	—	A$42,242
Paul Gordon	A$42,242	—	—	—	—	A$42,242
(1)	For Chris Guzowski, the remuneration represents A$42,242 in SAFE instruments. For Paul Gordon, the remuneration represents cash consideration of A$4,890 and A$37,352 in SAFE instruments.
(2)
Represents the amortization for the fiscal year ended June 30, 2021 in relation to the 2021 Executive Director Liquidity and Price Target Options issued to William Roberts and Daniel Roberts, as described above. The fair value of each option for each tranche on the grant date was A$[•] per Ordinary share.

(3)
Represents the amortization for the fiscal year ended June 30, 2021 in relation to the Ordinary shares issued to Jason Conroy, funded by a limited recourse loan issued by the Company, as described above. This loan will be retired or repaid in full prior to the public filing of this registration statement with the SEC.

Details of options held by our executive directors as of June 30, 2021 are set forth below.
	Number of Options	Grant Date	Exercise Price	Percentage Vested	Expiration Date
Daniel Roberts	5,000,000	January 20, 2021	A$1.0001	0%	December 20, 2025
William Roberts	5,000,000	January 20, 2021	A$1.0001	0%	December 20, 2025
Incentive Plans
Employee Share Plan
Our board adopted the Employee Share Plan (the “Share Plan”) on July 1, 2020 and our shareholders approved the Share Plan on November 4, 2020.
Issuance of Shares
The Share Plan provides for the issuance of Ordinary shares to eligible persons selected by our board to participate in the Share Plan, subject to such individual accepting the Company’s offer to participate in the Share Plan and delivering a duly completed application deed for the purchase of Ordinary shares together with the total purchase price of such shares to the Company (to be funded in whole or in part by a limited recourse loan from the Company to the eligible person). Ordinary shares already issued under the Share Plan on such date will remain subject to the terms and conditions of the Share Plan.
Exit Event
On or prior to an exit event, our board may in its absolute discretion: (1) where there is a reconstruction of the Company as part of an exit event (a) provide for the issuance of new shares in substitution of some or all of the Ordinary shares issued under the Share Plan on a like for like basis, by a new holding entity in which equity securities are issued in exchange for Ordinary shares issued under the Share Plan or any related body corporate of the new holding entity or (b) arrange for some or all of the Ordinary shares issued under the Share Plan to be acquired by the new holding entity or any related body corporate of the new holding entity in exchange for their fair market value on the date of completion of the reconstruction; (2) buy back and cancel some or all of the Ordinary shares issued under the Share Plan in exchange for their fair market value; or (3) take any combination of the above. Under the Share Plan, an exit event is generally defined as: (i) an initial public offering of the

Company or one of its subsidiaries or a special purpose vehicle formed for such purpose which directly or indirectly owns at least 50% of the business of the Company and its subsidiaries to the official list of ASX Limited or any other recognized stock exchange, (ii) a sale to a third party purchaser of all or substantially all of the assets and business undertaking of the Company or its subsidiaries or (iii) the sale by shareholders in one transaction or a series of connected transaction to a third party purchaser of all of the issued Ordinary shares.
Plan Administration
Our board, or a duly authorized committee of our board to which the board delegates its administrative authority, administers the Share Plan and is referred to as the plan administrator herein. Under the Share Plan, the plan administrator has the sole discretion to, among other things, select the persons to participate in the Share Plan, determine the terms and conditions set out in any application deed, including the number of Ordinary shares to be subject to such deed, the purchase price for such Ordinary shares and the disposal restrictions applying to such Ordinary shares, amend any offer related to any Ordinary share before Ordinary shares are issued and determine appropriate procedures, regulations and guidelines for the administration of the Share Plan.
Plan Amendment
Our board has the authority to amend from time to time the Share Plan, subject to the requirements from time to time of the Corporations Act, and provided that any such amendment does not adversely affect the right of eligible persons in respect of Ordinary shares issued prior to such amendment without the affected participant’s consent, unless such amendment is required by, or necessitated by, law.
Employee Option Plan
Our board adopted the Employee Option Plan on July 28, 2021.
Issuance of Options
The Employee Option Plan provides for the issuance of options to acquire Ordinary shares to eligible persons selected by our board to participate in the Employee Option Plan, subject to such individual accepting the Company’s offer to participate in the Employee Option Plan and delivering a duly completed application deed to apply for the options to the Company.
Exit Event
On or prior to an exit event, our board may in its absolute discretion: (1) where there is a reconstruction of the Company as part of an exit event (a) provide for the issuance of new options in substitution of some or all of the options issued under the Employee Option Plan by a new holding entity in which equity securities are issued in exchange for options issued under the Employee Option Plan or any related body corporate of the new holding entity or (b) arrange for some or all of the options issued under the Employee Option Plan to be acquired by the new holding entity or any related body corporate of the new holding entity in exchange for their fair market value on the date of completion of the reconstruction; (2) buy back or cancel some or all of the option issued under the Employee Option Plan in exchange for their fair market value; or (3) take the following steps: (a) notify an option holder of the number of options issued under the Employee Option Plan that will vest as a result of the exit event occurring; (b) make appropriate arrangements to ensure that such options and all other outstanding options issued under the Employee Option Plan are able to be exercised on or prior to the exit date; and (c) use reasonable endeavors to ensure that the Ordinary shares issued as a result of the exercise by an option holder of its options issued under the Employee Option Plan at or about the time of an exit event are accorded the same rights and receive the same benefits in relation to the exit event as pre-existing Ordinary shares; or (4) take any combination of the above. Under the Employee Option Plan, an exit event is generally defined as: (i) an initial public offering and/or direct listing of the Company or one of its subsidiaries or a special purpose vehicle formed for such purpose which directly or indirectly owns at least 50% of the business of the Company and its subsidiaries to the official list of the ASX Limited or any other recognized stock exchange, (ii) a sale to a third party purchaser of all or substantially all of the assets and business undertaking of the Company or its subsidiaries or (iii) the sale by shareholders in one transaction or a series of connected transaction to a third party purchaser of all of the issued Ordinary shares.

Plan Administration
Our board, or a duly authorized committee of our board to which the board delegates its administrative authority, administers the Employee Option Plan and is referred to as the plan administrator herein. Under the Employee Option, the plan administrator has the sole discretion to, among other things, select the persons to participate in the Employee Option Plan, determine the terms and conditions set out in any application deed, including the number of options to be issued under the Employee Option Plan subject to such deed, the purchase price for such options and the vesting and disposal restrictions applying to such options, amend any offer related to any option to be issued under the Employee Option Plan before such options are issued and determine appropriate procedures, regulations and guidelines for the administration of the Employee Option Plan.
Plan Amendment
Our board has the authority to amend from time to time the Employee Option Plan, subject to the requirements from time to time of the Corporations Act, and provided that any such amendment does not adversely affect the right of eligible persons or option holders in respect of options issued under the Employee Option Plan prior to such amendment without the affected participant’s consent, unless such amendment is required by, or necessitated by, law.
Employees
We had 26 and 40 employees as of June 30, 2020 and June 30, 2021, respectively.
The following table describes the number of employees by geographic location as of June 30, 2020 and June 30, 2021:
	As of June 30,
Country	2020	2021
Australia	7	12
Canada	19	28
	26	40

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than compensation arrangements which are described under “Management—Remuneration” or as described below, since November 6, 2018 (incorporation date), through the date of this prospectus, we did not enter into any transactions with any related parties (as defined in the Corporations Act), being: (i) directors or their spouses, including close members of any such individual’s family; (ii) entities that directly or indirectly, through one or more intermediaries, control us; and (iii) entities controlled by, or acting in concert with, a related party referred to in (i) or (ii).
Directors and Senior Management Compensation
See “Management—Remuneration” for information regarding compensation of our senior management and directors.
Share Issuances
During the fiscal year ended June 30, 2021, Jason Conroy, an executive officer of the Company, had purchased 680,852 of our Ordinary shares at fair market value for an aggregate purchase price of A$1,600,002, funded by a limited recourse loan provided by Iris Energy for the equivalent amount. This loan will be retired or repaid in full prior to the public filing of this registration statement with the SEC.
During the fiscal year ended June 30, 2019, Paul Gordon, a non-executive director of the Company, had purchased 2,184,802 of our Ordinary shares at fair market value for an aggregate purchase price of A$212,149 as part of two private placements undertaken on an arm's length basis.
During the fiscal year ended June 30, 2019, an entity affiliated with Chris Guzowski, a non-executive director of the Company, had purchased 833,334 of our Ordinary shares at fair market value for an aggregate purchase price of A$70,323 as part of a private placement undertaken on an arm's length basis.
Deed of access, insurance and indemnity
We have entered into deeds of access, insurance and indemnity with each of our directors and certain of our officers. These deeds provide the directors and officers with contractual rights to indemnification and expense advancement and are governed by the laws of Victoria, Australia.
Policies and Procedures for Review of Related Party Transactions
Our board of directors will adopt a written related party transactions policy prior to the completion of this public filing of this registration statement with the SEC. Pursuant to this policy, our Audit and Risk Committee will review all material facts of all related party transactions and either approve or disapprove entry into the related party transactions, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a related party transaction, our Audit and Risk Committee shall take into account, among other factors, the following; (i) whether the related party transaction is on terms no less favorable than terms generally available to an unqualified third-party under the same or similar circumstances and (ii) the extent of the related person’s interest in the transaction. Furthermore, the policy requires that all related party transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.
Additionally, any amounts due under advances or loans that we have entered into with our executive officers have been retired or repaid in full prior to the public filing of this registration statement with the SEC.

PRINCIPAL AND REGISTERED SHAREHOLDERS
The following table sets forth, as of     , 2021, the number of our Ordinary shares held by the registered shareholders. The registered shareholders include (i) affiliates of the Company and certain other shareholders with “restricted securities” (as defined in Rule 144 under the Securities Act) who, because of their status as affiliates pursuant to Rule 144 or because they acquired their Ordinary shares from an affiliate or us within the prior 12 months, would be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) the Exchange Act for a period of at least 90 days, and (ii) our employees. The registered shareholders may, or may not, elect to sell their Ordinary shares covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the     at prevailing market prices. As such, we will have no input if and when any registered shareholder may, or may not, elect to sell their Ordinary shares or the prices at which any such sales may occur. See “Plan of Distribution”.
Information concerning the registered shareholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the registered shareholders may sell all, some, or none of the Ordinary shares covered by this prospectus, we cannot determine the number of such Ordinary shares that will be sold by the registered shareholders, or the amount or percentage of Ordinary shares that will be held by the registered shareholders upon consummation of any particular sale. In addition, the registered shareholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, our Ordinary shares in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below.
The registered shareholders are not entitled to any registration rights with respect to the Ordinary shares. However, we currently intend to use our reasonable efforts to keep the registration statement of which this prospectus is a part effective for a period of 90 days after the effectiveness of such registration statement. We are not party to any arrangement with any registered shareholder or any broker-dealer with respect to sales of the Ordinary shares by the registered shareholders. However, we have engaged financial advisors with respect to certain other matters relating to our listing. See “Plan of Distribution”.
In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the Ordinary shares issuable pursuant to options, warrants, and RSUs that are exercisable or settled within 60 days of     , 2021. Ordinary shares issuable pursuant to options, warrants, and convertible notes are deemed outstanding for computing the percentage of the class beneficially owned by the person holding such securities but are not deemed outstanding for computing the percentage of the class beneficially owned by any other person. The percentage of beneficial ownership for the following table is based on total Ordinary shares outstanding as of     , 2021.
The registered shareholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus. See “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the registered shareholders. The business address of each registered shareholder is Level 21, 60 Margaret Street, Sydney, NSW 2000 Australia, unless otherwise indicated below.
					Percentage of Total Voting Power	Number of Ordinary Shares being Registered
	Ordinary Shares		B Class Shares
Name	Number	Percent	Number	Percent
Jason Conroy
Daniel Roberts
William Roberts
David Bartholomew
Chris Guzowski
Paul Gordon
All executive officers and directors

DESCRIPTION OF SHARE CAPITAL AND CONSTITUTION
The following descriptions are summaries of the material terms of our Constitution. Reference is made to the more detailed provisions of the Constitution. Please note that this summary is not intended to be exhaustive. For further information please refer to the full version of our amended and restated Constitution which is included as an exhibit to the registration statement of which this prospectus is part.
General
Iris Energy was incorporated under the laws of New South Wales, Australia on November 6, 2018, and is an Australian public company (ACN 629 842 799). Our registered address is located at Level 13, 664 Collins Street, Docklands, Victoria, Australia 3008.
We do not have a limit on our authorized share capital and do not recognize the concept of par value under Australian law. As of    , we have     Ordinary shares issued and outstanding and     B Class shares issued and outstanding. The total number of Ordinary shares assumes that all convertible notes and SAFE instruments on issue by us are converted into an aggregate of     Ordinary shares upon the effectiveness of the registration statement of which this prospectus forms a part.
Subject to restrictions on the issue of securities in our Constitution and the Corporations Act and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that the board determine.
The rights and restrictions attaching to Ordinary shares and B Class shares are derived through a combination of our Constitution, the common law applicable to Australia, the Corporations Act and other applicable law. A general summary of some of the rights and restrictions attaching to Ordinary shares and B Class shares are summarized below. Each ordinary shareholder is entitled to receive notice of and to be present, to vote and to speak at general meetings.
Ordinary Shares
Our Ordinary shares and B Class shares will have the rights and restrictions described in “Key Provisions in our Constitution”.
Key Provisions in Our Constitution
Our Constitution is similar in nature to the bylaws of a U.S. corporation. It does not provide for or prescribe any specific objectives or purposes for the Company. Our Constitution is subject to the terms of the Corporations Act. It may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders (in person or by proxy) entitled to vote on the resolution.
Under Australian law, a company has the legal capacity and powers of an individual both within and outside Australia. The material provisions of our Constitution are summarized below. This summary is not intended to be complete nor to constitute a definitive statement of the rights and liabilities of our shareholders, and is qualified in its entirety by reference to the complete text of our Constitution, a copy of which is an exhibit to the registration statement of which this prospectus is a part.
Interested Directors
A director or that director’s alternate who has a material personal interest in a matter that is being considered at a directors’ meeting must not be present while the matter is being considered at the meeting or vote in respect of that matter according to our Constitution unless permitted to do so by the Corporations Act, in which case such director may (i) be counted in determining whether or not a quorum is present at any meeting of directors considering that contract or arrangement or proposed contract or arrangement; (ii) sign or countersign any document relating to that contract or arrangement or proposed contract or arrangement; and (iii) vote in respect of, or in respect of any matter arising out of, the contract or arrangement or proposed contract or arrangement.
Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of any material personal interest, and prohibits directors from voting on matters in which they have a material personal interest and from being present at the meeting while the matter is being considered, unless directors who do not have a material personal interest in the relevant matter have passed a resolution that identifies the director, the nature and extent of the director’s interest in the matter and its relation to our affairs and states that those directors are satisfied that the interest should not disqualify the director from voting or being present. In addition, the Corporations Act may require shareholder approval of any provision of related party benefits to our directors, unless a relevant exception applies.
Borrowing Powers Exercisable by Directors
Pursuant to our Constitution, the management and control of our business affairs are vested in our board of directors. Our board has the power to raise or borrow money or obtain other financial accommodation for the purposes of the Company, and may grant security for the repayment of that sum or sums or the payment, performance or fulfilment of any debts, liabilities, contracts or obligations incurred or undertaken by the Company in any manner and upon any terms and conditions as our board deems appropriate.
Retirement of Directors
Under the Constitution, the minimum number of directors that may comprise the board is 3 and the maximum is fixed by the directors but may not be more than 10 (unless otherwise determined by the board of directors). Directors are elected at annual general meetings of the Company. The directors may also appoint a Director to fill a casual vacancy on the Board or in addition to the existing directors, who will then hold office until the next annual general meeting of the Company.
Rights and Restrictions on Classes of Shares
The rights attaching to our Ordinary shares are detailed in our Constitution. Our Constitution provides that, subject to the Corporations Act and our Constitution, our directors may issue shares with preferential, deferred or special rights, privileges or conditions or with any restrictions, whether in relation to dividends, voting, return of share capital, or otherwise as our board of directors may determine. Subject to the Corporations Act and our Constitution (see “Anti-Takeover Effects of Certain Provisions of Our Constitution”), we may issue further shares on such terms and conditions as our board of directors resolve.
We may only issue preference shares if the rights attaching to the preference shares relating to repayment of capital, participation in surplus assets and profits, cumulative and non-cumulative dividends, voting and priority of payment of capital and dividends in respect of other shares (including Ordinary shares) are set out in our constitution or otherwise approved by special resolution passed at a general meeting.
Dividend Rights
Under the Corporations Act, a company must not pay a dividend unless (a) the company’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend; (b) the payment of the dividend is fair and reasonable to the company’s shareholders as a whole; and (c) the payment of the dividend does not materially prejudice the company’s ability to pay its creditors. Subject to this requirement, our board may from time to time determine to pay and declare dividends to shareholders in accordance with the respective rights and restrictions attached to any share or class of share. Each B Class share does not confer on its holder any right to receive dividends.
All dividends unclaimed for one year after the time for payment has passed may be invested or otherwise made use of by our board for our benefit until claimed or until dealt with under any law relating to unclaimed moneys.
Voting Rights
Voting rights at a general meeting of the Company's shareholders will be determined by poll (rather than a show of hands).
On a poll, holders of Ordinary shares are entitled to one vote for each Ordinary share held and a fraction of a vote for each partly paid share held by the shareholder and in respect.

The holders of B Class shares are entitled to vote at general meetings of shareholders. Each B Class shareholder is entitled on a poll, to 15 votes for each Ordinary share held by the holder of a B Class share.
In the case of joint holders of a share, the vote of the joint holder whose name appears first on the register of shareholders in respect of the joint holding shall be accepted to the exclusion of the votes of the other joint holders.
Right to Share in Our Profits
Pursuant to our Constitution, our shareholders are entitled to participate in our profits only by payment of dividends in accordance with the respective rights and restrictions attached to any share or class of share. Our board may from time to time determine to pay dividends to the shareholders. However, any such dividend may only be payable in accordance with the requirements set out in the Corporations Act described above.
Rights to Share in the Surplus in the Event of Winding Up
If the Company is wound up, then subject to any rights or restrictions attached to a class of shares, any surplus must be divided among the Company’s shareholders in the proportions which the amount paid and payable (including amounts credited) on the shares of a shareholder is of the total amount paid and payable (including amounts credited) on the shares of all shareholders of the Company.
B Class shares shall not confer on their holders any right to participate pro rata in any distribution of profits and assets of, and any proceeds received by, the company in excess of the total amount of capital paid-up by the holders upon issue of such B Class share.
Redemption Provision for Shares
There are no redemption provisions in our Constitution in relation to Ordinary shares. Under our Constitution, shares may be issued and allotted, which are liable to be redeemed.
B Class shares will be redeemed by the Company for A$1.00 per B Class share in accordance with the Constitution upon the earlier to occur of the following circumstances:
•	that holder (or its affiliate) ceases to be a director due to voluntary retirement;
•	the transfer of any B Class share by that holder (or an affiliate) to another person in breach of the Constitution (which is unremedied within 20 business days);
•	the liquidation or winding up of the Company; or
•	the date which is 12 years after the date upon which the company becomes first listed on a recognized stock exchange.
Under the Corporations Act, redeemable preference shares may only be redeemed if those preference shares are fully paid-up and payment in satisfaction of redemption is out of profits or the proceeds of a new issue of shares made for the purposes of the redemption.
Variation or Cancellation of Share Rights
Subject to the Corporations Act and the terms of issue of a class of shares, the rights attaching to any class of shares may be varied or cancelled with the approval of the Board and: (a) the consent in writing of the holders of three-quarters of the issued shares included in that class; or (b) by a special resolution passed at a separate meeting of the holders of those shares.
General Meetings of Shareholders
General meetings of shareholders may be called by our board of directors. Except as permitted under the Corporations Act, shareholders may not convene a meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting. Notice of the proposed meeting of our shareholders is required at least 28 days prior to such meeting under the Corporations Act.

Foreign Ownership Regulations
Our Constitution does not impose specific limitations on the rights of non-residents to own securities. However, acquisitions and proposed acquisitions of securities in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (Cth), or the FATA, which generally applies to acquisitions or proposed acquisitions:
•
by a foreign person (as defined in the FATA) or associated foreign persons that would result in such persons having an interest in 20% or more of the issued shares of, or control of 20% or more of the voting power in, an Australian company; or

•	by a foreign government investor (as defined in the FATA) that would result in such a person having any direct interest (as defined in the FATA) in an Australian company.
In general terms, for proposals for investment in non-sensitive sectors, no such review or approval under the FATA is required if the foreign acquirer is a U.S. entity and the value of the Australian target is less than A$1,192 million. A lower general A$281 million threshold applies to most other foreign investors.
The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Australian Federal Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the Australian Federal Treasurer has the power to make a range of orders including an order of the divestiture of such person’s shares or interest in shares in that Australian company.
Share transfers
Subject to the Constitution, shares may be transferred by a proper transfer effected in accordance with the Nasdaq listing rules, by a written instrument of transfer which complies with the Constitution or by any other method permitted by the Corporations Act. The board may refuse to register a transfer of shares where permitted or required to do so under the Corporations Act or Nasdaq listing rules. B Class shares are not transferable by the holder (other than to an affiliate of that holder).
Issues of Shares and Change in Capital
Subject to our Constitution, the Corporations Act and any other applicable law, we may at any time issue shares and give any person a call or option over any shares on any terms, with preferential, deferred or other special rights, privileges or conditions or with restrictions and for the consideration and other terms that the directors determine. We may only issue preference shares if the rights attaching to the preference shares relating to repayment of capital, participation in surplus assets and profits, cumulative and non-cumulative dividends, voting and priority of payment of capital and dividends in respect of other shares (including Ordinary shares) are set out in our Constitution or otherwise approved by special resolution passed at a general meeting of shareholders.
Subject to the requirements of our Constitution, the Corporations Act and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital in any manner (provided that the reduction is fair and reasonable to our shareholders as a whole, does not materially prejudice our ability to pay creditors and obtains the necessary shareholder approval) or buy back our Ordinary shares whether under an equal access buy-back or on a selective basis.
Proportional takeover bids
Our Constitution contains provisions for shareholder approval to be required in relation to any proportional takeover bid. These provisions will cease to apply unless renewed by special resolution of the shareholders in general meeting by the third anniversary of the date of the Constitution’s adoption.
Amendment
The Constitution can only be amended by special resolution passed by at least three-quarters of the votes cast by shareholders present (in person or by proxy) and entitled to vote on the resolution at a general meeting of the Company. The Company must give at least 28 days’ written notice of a general meeting of the Company

Anti-Takeover Effects
Takeovers of Australian public companies that have more than 50 shareholders are regulated by, amongst other things, the Corporations Act which prohibits the acquisition of a relevant interest in issued voting shares in a public company if the acquisition will lead to that person’s or someone else’s voting power in the company increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, which we refer to as the Takeover Prohibition, subject to a range of exceptions. Generally, and without limitation, a person will have a “relevant interest” in securities if they:
•	are the holder of the securities (other than if the person holds those securities as a bare trustee);
•	have power to exercise, or control the exercise of, a right to vote attached to the securities; or
•	have the power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct power or control).
If at a particular time a person has a relevant interest in issued securities and the person (whether before or after acquiring the relevant interest):
•	has entered or enters into an agreement with another person with respect to the securities;
•
has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities (whether the right is enforceable presently or in the future and whether or not on the fulfillment of a condition); or

•
has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities and the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised,

•	the other person is also taken to have acquired a relevant interest in the securities that are the subject of an abovementioned act, at the time that such act occurs.
There are a number of exceptions to the Takeover Prohibition. In general terms, some of the more significant exceptions include:
•	when the acquisition results from the acceptance of an offer under a formal takeover bid;
•	when the acquisition is conducted on market by or on behalf of the bidder under a takeover bid and the acquisition occurs during the bid period;
•	when the dis-interested shareholders of the target company approve the takeover by resolution passed at general meeting;
•
an acquisition by a person if, throughout the six months before the acquisition, that person, or any other person, has had voting power in the company of at least 19% and as a result of the acquisition, none of the relevant persons would have voting power in the company more than 3% higher than they had six months before the acquisition;

•	as a result of a rights issue;
•	as a result of dividend reinvestment schemes or bonus share plan;
•	through operation of law;
•	an acquisition which arises through the acquisition of a relevant interest in another listed company which is listed on a prescribed financial market;
•	arising from an auction of forfeited shares conducted on-market; or
•	arising through a compromise, arrangement, liquidation or buy-back.
Certain breaches of the takeovers provisions of the Corporations Act may give rise to criminal offences. The Australian Securities and Investments Commission and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions including the ability to make orders canceling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defenses to breaches of the takeovers provisions provided in the Corporations Act.

Differences in Corporate Law
Set forth below is a comparison of certain shareholder rights and corporate governance matters under Delaware law and Australian law:
Corporate law issue	Delaware law	Australian law
Special Meetings of Shareholders
Shareholders generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws.

However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.

The Corporations Act requires the directors to call a general meeting on the request of shareholders with at least 5% of the vote that may be cast at the general meeting. Shareholders with at least 5% of the votes that may be cast at the general meeting may also call and arrange to hold a general meeting. The shareholders calling the meeting must pay the expenses of calling and holding the meeting.

Interested Director Transactions
Interested director transactions are permissible and may not be legally voided if:

• either a majority of disinterested directors, or a majority in interest of holders of shares of the corporation’s capital shares entitled to vote upon the matter, approves the transaction upon disclosure of all material facts;
or
• the transaction is determined to have been fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

A director or that director’s alternate who has a material personal interest in a matter that is being considered at a directors’ meeting must not be present while the matter is being considered at the meeting or vote in respect of that matter unless permitted to do so by the Corporations Act, in which case such director may:

• be counted in determining whether or not a quorum is present at any meeting of directors considering that contract or arrangement or proposed contract or arrangement;
• sign or countersign any document relating to that contract or arrangement or proposed contract or arrangement; and
• vote in respect of, or in respect of any matter arising out of, the contract or arrangement or proposed contract or arrangement

Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of

Corporate law issue	Delaware law	Australian law

any material personal interest, and prohibits directors from voting on matters in which they have a material personal interest and from being present at the meeting while the matter is being considered, unless directors who do not have a material personal interest in the relevant matter have passed a resolution that identifies the director, the nature and extent of the director’s interest in the matter and its relation to our affairs and states that those directors are satisfied that the interest should not disqualify the director from voting or being present. In addition, the Corporations Act may require shareholder approval of any provision of related party benefits to our directors, unless a relevant exception applies.

Cumulative Voting
The certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.

No cumulative voting concept for director elections. Voting rights can vary by share class, depending on the terms attaching to the shares under the constitution of the company. Ordinary shares carry one vote (by poll) per share and B Class shares carry 15 votes (by poll) per Ordinary share held by the holder.

Approval of Corporate Matters by Written Consent
Unless otherwise specified in a corporation’s certificate of incorporation, shareholders may take action permitted to be taken at an annual or special meeting, without a meeting, notice, or a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated and are only effective if the requisite signatures are collected within 60 days of the earliest dated consent delivered.
Australian public companies cannot pass resolutions by circulating written resolutions.

Business Combinations	With certain exceptions, a merger, consolidation, or sale of all or	No requirement for shareholder approval under Australian law,

Corporate law issue	Delaware law	Australian law
substantially all the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.
unless the transaction involves a transfer or issue or new shares or other securities to existing shareholders (for example, a business combination through a scrip-for-scrip merger) or a related party (generally, a director or its associates).

Limitations on Director’s Liability and Indemnification of Directors and Officers
A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, stock purchases, or redemptions, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under U.S. federal securities laws.

A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in defense of an action, suit, or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.

Australian law provides that a company or a related body corporate of the company may provide for indemnification of officers and directors, except to the extent of any of the following liabilities incurred as an officer or director of the company:
• a liability owed to the company or a related body corporate of the company;
• a liability for a pecuniary penalty order made under section 1317G or a compensation order under section 961M, 1317H, 1317HA or 1317HB of the Corporations
Act;
• a liability that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith; or
• legal costs incurred in defending an action for a liability incurred as an officer or director of the company if the costs are incurred:
  ○ in defending or resisting proceedings in which the officer or director is found to have a liability for which they cannot be indemnified as set out above;
  ○ in defending or resisting criminal proceedings in which the officer or director is found guilty;
  ○ in defending or resisting proceedings brought by the Australian Securities & Investments Commission or a liquidator for a court

Corporate law issue	Delaware law	Australian law

order if the grounds for making the order are found by the court to have been established (except costs incurred in responding to actions taken by the Australian Securities & Investments Commission or a liquidator as part of an investigation before commencing proceedings for a court order); or
  ○ in connection with proceedings for relief to the officer or a director under the Corporations Act, in which the court denies the relief.

Appraisal Rights
A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights under which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.

No equivalent concept under Australian law, subject to general minority oppression rights under which shareholders can apply to the Courts for an order in respect of Company actions that are unfairly prejudicial to a shareholder.

Shareholder Suits
Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste, and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Shareholders have a number of statutory protections and rights available to them, regardless of the quantity of shares they hold. These include:

• The ability to bring legal proceedings in the company's name, including against the directors of the company, with the permission of the court.
• The ability to inspect the company's books, with the
permission of the court.
• The ability to apply to the court for orders in cases where the company has been run in a manner that is unfairly prejudicial to a shareholder, or contrary to the interest of the shareholders as a whole.

Corporate law issue	Delaware law	Australian law

• The ability to call a meeting of the company and propose resolutions

The right to apply to the court for orders in cases where majority shareholders, or the directors, act in an oppressive or unfairly prejudicial manner towards a single shareholder does not have a minimum shareholding requirement, and can result in a broad range of orders, including:

• The winding up of the
company.
• Modification of the
company's constitution
• Any other order the court determines to be appropriate.

Inspection of Books and Records
All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

Any shareholder of the Company has the right to inspect or obtain copies of our share register on the payment of a prescribed fee.

Books containing the minutes of general meetings will be kept at our registered office and will be open to inspection of shareholders at all times when the office is required to be open to the public. Other corporate records, including minutes of directors’ meetings, financial records and other documents, are not open for inspection by shareholders (who are not directors). Where a shareholder is acting in good faith and an inspection is deemed to be made for a proper purpose, a shareholder may apply to the court to make an order for inspection of our books.

All public companies are required to prepare annual financial reports and directors' reports for each financial year, and to file these reports with the Australian Securities and Investments Commission. Listed public

Corporate law issue	Delaware law	Australian law
companies must also produce and lodge half-yearly reports.

Amendments to Charter
Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation. A provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.
Amending or replacing the company's constitution, requires a special resolution (75%) of the shareholders.
Transfer Agent and Registrar
The transfer agent and registrar for our Ordinary shares is    . Its address is    , Attn:   , and its telephone number is    .
Listing
We intend to apply for listing of our Ordinary shares on the     under the symbol “    ”.

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE
Prior to the listing of our Ordinary shares on the     , there has been no public market for our Ordinary shares, and we cannot predict the effect, if any, that sales of our Ordinary shares or the availability of our Ordinary shares for sale will have on the price of our Ordinary shares prevailing from time to time. Sales or distributions of substantial amounts of our Ordinary shares, or the perception that such sales could occur, could adversely affect the public price of our Ordinary shares and may make it more difficult for you to sell your Ordinary shares at a time and price that you deem appropriate. We will have no input if and when any registered shareholder may elect to sell its Ordinary shares or the prices at which any such sales may occur. Future sales of our Ordinary shares, including shares issued upon the exercise of outstanding stock options, or the availability of such shares for sale, could adversely affect market prices prevailing from time to time.
Upon the effectiveness of the registration statement of which this prospectus forms a part, we had a total of     of our Ordinary shares and     of our B Class shares outstanding upon the effectiveness of the registration statement of which this prospectus forms a part.
Our Ordinary shares and B Class shares will be deemed “restricted securities” (as defined in Rule 144 under the Securities Act). Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Following the effectiveness of the registration statement of which this prospectus forms a part, our Ordinary shares may be sold either by the registered shareholders pursuant to this prospectus or by our other existing shareholders in accordance with Rule 144 of the Securities Act.
As further described below, until we have been a reporting company for at least 90 days, only non-affiliates who have beneficially owned their Ordinary shares for a period of at least one year will be able to sell their Ordinary shares under Rule 144, which is expected to include approximately     Ordinary shares immediately after our registration.
Rule 144
In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period a number of Ordinary shares that does not exceed the greater of:
•	1% of the number of our Ordinary shares then outstanding; or
•	the average weekly trading volume of our Ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a shareholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been our affiliate during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after we become a reporting

company before selling those shares under Rule 701. As of     , 2021, the holders of options exercisable for approximately Ordinary shares will be eligible to sell their shares pursuant to Rule 701.
Following the completion of this registration, we intend to file a registration statement on Form S-8 under the Securities Act to register up to     Ordinary shares, in the aggregate. The registration statement on Form S-8 will become effective automatically upon filing. Ordinary shares issued upon exercise of a stock option or settlement of a RSU and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions, be available for sale in the open market immediately.

SALE PRICE HISTORY OF ORDINARY SHARES
We intend to apply to list our Ordinary shares on the Nasdaq. Prior to the listing of our Ordinary shares on the Nasdaq, there has been no public market for our Ordinary shares. Our Ordinary shares have a limited history of private purchases.
(a)	On June 22, 2021, 1,100,000 Ordinary shares were sold at a price of A$2.36364 per share.
While the designated market maker, in consultation with our financial advisors, is expected to consider this information in connection with setting the opening public price of our Ordinary shares, this information may, however, have little or no relation to broader market demand for our Ordinary shares and thus the opening public price and subsequent public price of our Ordinary shares on the Nasdaq. As a result, you should not place undue reliance on these historical private sales prices as they may differ materially from the opening public price and subsequent public price of our Ordinary shares on the Nasdaq     . See “Risk Factors—Risks Related to Owning our Ordinary Shares—The price of our Ordinary shares may be volatile, and the price of our Ordinary shares, upon listing on the Nasdaq     , could decline significantly and rapidly. Market volatility may affect the value of an investment in our Ordinary shares and could subject us to litigation” and “Risk Factors—Risks Related to Owning Our Ordinary Shares—The public price of our Ordinary shares may, upon listing on the Nasdaq, have little or no relationship to the historical sales prices of our Ordinary shares in private transactions”.

TAXATION
Certain U.S. Federal Income Tax Considerations
The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (as defined below) of an investment in our Ordinary shares. This summary applies only to U.S. Holders that acquire our Ordinary shares in exchange for cash in this offering, hold our Ordinary shares as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.
This discussion is based on the tax laws of the United States as in effect on the date of this prospectus, including the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the preceding authorities are subject to change, and any such change could apply retroactively and affect the U.S. federal income tax consequences described below. The statements in this prospectus are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court. Thus the Company can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, state, local or non-U.S. tax consequences, or other tax consequences other than U.S. federal income tax consequences.
The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:
•	banks and certain other financial institutions;
•	regulated investment companies;
•	real estate investment trusts;
•	insurance companies;
•	broker-dealers;
•	traders that elect to mark our Ordinary shares to market;
•	tax-exempt entities;
•	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;
•	U.S. expatriates;
•	persons holding our Ordinary shares as part of a straddle, hedging, constructive sale, conversion, or integrated transaction;
•	persons that actually or constructively own 10% or more of the Company’s stock by vote or value;
•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;
•	persons who acquired our Ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or
•	persons holding our Ordinary shares through partnerships or other pass-through entities or arrangements.
PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

As used herein, the term “U.S. Holder” means a beneficial owner of our Ordinary shares that, for U.S. federal income tax purposes, is or is treated as:
•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds our Ordinary shares generally will depend on such partner’s status and the partnership's activities. Accordingly, a U.S. Holder that is a partner in such a partnership should consult its tax advisor.
Dividends and Other Distributions on Our Ordinary Shares
Subject to the passive foreign investment company considerations discussed below, the gross amount of distributions made by the Company with respect to our Ordinary shares (including the amount of any non-U.S. taxes withheld from there) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because the Company does not maintain its earnings and profits calculations under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends received by non-corporate U.S. Holders may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) the Company is eligible for the benefits of the tax treaty between the United States and Australia (the “Treaty”) or our Ordinary shares are readily tradable on an established securities market in the United States, (2) the Company is not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year, (3) the U.S. Holder satisfies specific holding period requirements and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary shares.
The amount of any distribution paid in a foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. In general, foreign currency gain or loss will be treated as U.S.-source ordinary income or loss.
Dividends on our Ordinary shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, any Australian taxes withheld on any distributions on our Ordinary shares may be eligible for credit against a U.S. Holder’s federal income tax liability or, at such holder’s election, may be eligible for as a deduction in computing such holder’s U.S. federal taxable income. If a refund of the tax withheld is available under the laws of Australia or under the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not qualify for the deduction against U.S. federal taxable income). If the dividends constitute qualified dividend income as discussed above, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to the qualified dividend income, divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for the credit is calculated separately concerning specific classes of income. For this purpose, dividends distributed by the Company with respect to our Ordinary shares will generally constitute “passive category income”. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.
Sale or Other Taxable Disposition of Our Ordinary Shares
Subject to the passive foreign investment company considerations discussed below, upon a sale or other taxable disposition of our Ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such Ordinary shares. Generally, any such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in our Ordinary shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations.
Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of our Ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. The use of U.S. foreign tax credits relating to any Australian tax imposed upon the sale or other disposition of our Ordinary shares may be unavailable or limited. U.S. Holders should consult their tax advisors regarding the tax consequences if Australian taxes are imposed on or connected with a sale or other disposition of our Ordinary shares and their ability to credit any Australian tax against their U.S. federal income tax liability.
If the consideration received upon the sale or other disposition of our Ordinary shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. Our Ordinary shares will be listed and traded on Nasdaq. If our Ordinary shares are treated as traded on an established securities market for U.S. federal income tax purposes and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such holder will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis taxpayer that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute U.S.-source ordinary income or loss.
A U.S. Holder’s initial tax basis in our Ordinary shares generally will equal the cost of such Ordinary shares. If a U.S. Holder used foreign currency to purchase our Ordinary shares, the cost of our Ordinary shares generally will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If our Ordinary shares are treated as traded on an established securities market for U.S. federal income tax purposes and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. Holder will determine the U.S. dollar value of the cost of such Ordinary shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.
Passive Foreign Investment Company Considerations
The Company will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes interest, dividends and other investment income, with certain exceptions. Cash, cash-equivalents and digital assets generally are passive assets for these purposes. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. The PFIC rules also contain a look-through rule whereby the Company will be treated as owning its proportionate share of the gross assets and earning its proportionate share of the gross income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.
Under the PFIC rules, if the Company were considered a PFIC at any time that a U.S. Holder holds our Ordinary shares, the Company would continue to be treated as a PFIC with respect to such investment unless (i) the Company ceases to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules.

Based on the current and anticipated composition of the income, assets, and operations of the Company and the expected price of our Ordinary shares in this offering, the Company does not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. However, whether the Company is treated as a PFIC is a factual determination made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of the Company’s income and assets, as well as the relative value of the Company’s assets (which may fluctuate with the Company’s market capitalization), at the relevant time. Moreover, the application of the PFIC rules to digital assets and transactions related thereto is subject to uncertainty. The IRS or a court may disagree with the Company’s determinations, including how the Company determines the value of the Company’s assets and the percentage of the Company’s assets that are passive assets under the PFIC rules. Therefore there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year.
If the Company is considered a PFIC at any time that a U.S. Holder holds our Ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of our Ordinary shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for our Ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on our Ordinary shares exceeds 125% of the average of the annual distributions on our Ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of our Ordinary shares if the Company is considered a PFIC.
If the Company is considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in our Ordinary shares.
Information Reporting and Backup Withholding
Dividend payments with respect to our Ordinary shares and proceeds from the sale, exchange, or redemption of our Ordinary shares may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding applying the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.
Additional Information Reporting Requirements
Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include our Ordinary shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for our Ordinary shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of our Ordinary shares.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES UNDER THE INVESTOR’S CIRCUMSTANCES.

Material Australian Tax Considerations
In this section, we provide a general summary of the material Australian income tax, stamp duty, and goods and services tax considerations generally applicable to the acquisition, ownership, and disposal by the absolute beneficial owners of the Ordinary shares issued by Iris Energy.
This section is based upon existing Australian tax law as of the date of this registration statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law, which may be important to particular investors in light of their investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies, or tax-exempt organizations).
It does not purport to address all possible tax situations that may be relevant to a decision to purchase, own, or deposit our Ordinary shares. It is included herein solely for preliminary information purposes and is not intended to be, nor should it be construed to be, legal or tax advice. Iris Energy and their officers, employees, taxation or other advisers do not accept any liability or responsibility in respect of any statement concerning taxation consequences or the taxation consequences.
Prospective purchasers of our Ordinary shares should consult their tax advisers on the applicable tax consequences related to the ownership of our Ordinary shares, based on their particular circumstances.
The comments in this section deal only with the Australian taxation implications of the ownership and disposition of Iris Energy Ordinary shares if you hold your Iris Energy Ordinary shares as investments on a capital account. In addition, this summary does not discuss any non-Australian or state tax considerations, other than stamp duty and goods and services tax.
For this summary, a holder of our Ordinary shares that is not an Australian tax resident and is not carrying on business in Australia at or through a permanent establishment is referred to as a “Non-Australian Holder”.
Conversely, for the purposes of this summary, a holder that is an Australian tax resident or is carrying on business in Australia at or through a permanent establishment is referred to as an “Australian Resident Holder”.
Please be aware that the residence concept used in this section applies for Australian tax assessment purposes only. Any reference in this section to a tax, duty, levy impost, or other charge or withholding of a similar nature refers to Australia's tax laws and/or concepts only. Also, please note that a reference to Australian income tax encompasses corporate income tax and personal income tax generally.
Taxation of the Company
As the Company is a fully taxable Australian company, its taxable income is subject to corporate income tax in Australia. All Australian companies are subject to a corporate income tax rate of 30% unless it is classified as a ‘small or medium business’, which are businesses with revenue of less than A$50 million, are subject to a reduced corporate income tax rate of 26% for the 2020/2021 income year. The Company is considered a ‘small or medium businesses for the year ended June 30, 2021.
Taxation of Australian Resident Holders
Taxation of Dividends
Dividends paid by us on our Ordinary shares should constitute the assessable income of an Australian Resident Holder. Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent they are paid out of company profits that have been subject to income tax.
Individuals and complying superannuation entities
Australian Resident Holders who are individuals or complying superannuation entities should include the dividend in their assessable income in the year the dividend is paid, together with any franking credit attached to that dividend.
Subject to the comments concerning ‘Qualified Persons’ below, such Australian Resident Holders should be entitled to a tax offset equal to the franking credit attached to the dividend. The tax offset can be applied to reduce the tax payable on the investor’s taxable income. Where the tax offset exceeds the tax payable on the investor’s taxable income, the investor should be entitled to a tax refund equal to the excess.

To the extent that the dividend is unfranked, an Australian individual Shareholder will generally be taxed at their prevailing marginal rate on the dividend received (with no tax offset). Complying Australian superannuation entities will generally be taxed at the prevailing rate for complying superannuation entities on the dividend received (with no tax offset).
Companies
Australian Resident Holders that are companies are also required to include both the dividend and the associated franking credits (if any) in their assessable income.
Subject to the comments in relation to ‘Qualified Persons’ below, such companies should be entitled to a tax offset up to the amount of the franking credit attached to the dividend. Likewise, the company should be entitled to a credit in its own franking account to the extent of the franking credits attached to the distribution received. This will allow the Australian Resident Holders that are companies to pass on the franking credits to its investor(s) on the subsequent payment of franked dividends.
Excess franking credits received by the company shareholder will not give rise to a refund entitlement for a company but may be converted into carry forward tax losses instead. This is subject to specific rules on how the carry forward tax loss is calculated and utilized in future years. For completeness, this tax loss cannot be carried back under the loss carry back tax offset rules introduced in the 2020-21 Federal Budget.
Trusts and partnerships
Australian Resident Holders who are trustees (other than trustees of complying superannuation entities, which are dealt with above) or partnerships are also required to include any dividends and any franking credits in calculating the net income of the trust or partnership. Where a fully franked or partially franked dividend is received, the relevant beneficiary or partner may be entitled to a tax offset equal to the beneficiary’s or partner’s share of the net income of the trust or partnership.
To the extent that the dividend is unfranked, an Australian trustee (other than trustees of complying superannuation entities) or partnerships, will be required to include the unfranked dividend in the net income of the trust or partnership. The relevant beneficiary will be taxed at the relevant prevailing tax rate on their share of the net income of the trust or partnership (with no tax offset).
Qualified Persons
The benefit of franking credits can be denied where an Australian Resident Holder is not a ‘qualified person’ in which case the Holder will not be able to include an amount for the franking credits in their assessable income and will not be entitled to a tax offset.
Broadly, to be a qualified person, a shareholder must satisfy the holding period rule and, if necessary, the related payment rule. The holding period rule requires a shareholder to hold the shares ‘at risk’ for at least 45 days continuously during the qualification period – starting from the day after acquiring the shares and ending 45 days after the shares become ex-dividend – in order to qualify for franking benefits.
This holding period rule is subject to certain exceptions, including where the total franking offsets of an individual in a year of income do not exceed A$5,000.
Whether you are qualified person is a complex tax issue which requires analysis based on each shareholder’s individual circumstances. Iris Energy ordinary shareholders should obtain their own tax advice to determine if these requirements have been satisfied.
Capital Gains Tax (“CGT”) Implications
Disposal of shares
For Australian Resident Holders, who hold their Ordinary shares on capital account, the future disposal of Ordinary shares will give rise to a CGT event at the time which the legal and beneficial ownership of the Ordinary shares are disposed of. Australian Resident Holders will derive a capital gain on the disposal of their Ordinary shares in Iris Energy to the extent that the capital proceeds exceed the cost base of their Ordinary shares.

A capital loss will be made where the capital proceeds are less than the cost base of their Ordinary shares. Where a capital loss is made, capital losses can only be offset against capital gains derived in the same or later incomes years. They cannot be offset against ordinary income nor carried back to offset net capital gains arising in earlier income years. Capital losses may be carried forward to future income years subject to the satisfaction of the Australian loss testing provisions.
Capital Proceeds
The capital proceeds should generally be equal to any consideration received by the Australian Resident Holder in respect to the disposal of their Iris Energy Ordinary share/s.
Cost base of Iris Energy Ordinary shares
The cost base of an Ordinary share will generally be equal to the cost of acquiring the Ordinary share, plus any incidental costs of acquisition and disposal (i.e. brokerage costs and legal fees).
CGT Discount
The CGT discount may apply to Australian Resident Holders that are individuals complying Australian superannuation funds or trusts, who have held, or are taken to have held, their Ordinary shares for at least 12 months (not including the date of acquisition or date of disposal) at the time of the disposal of their Ordinary shares.
The CGT discount is:
•	One-half if the Australian Resident Holder is an individual or trustee: meaning only 50% of the capital gain will be included in the Australian Resident Holder’s assessable income; and
•
One-third if the Australian Resident Holder is a trustee of a complying superannuation entity: meaning only two-thirds of the capital gain will be included in the Australian Resident Holder’s assessable income.

The CGT discount is not available to Australian Resident Holders that are companies.
If an Australian Resident Holder makes a discounted capital gain, any current year and/or carried-forward capital losses will be applied to reduce the undiscounted capital gain before the relevant CGT discount is applied. The resulting amount forms the Australian Resident Holder’s net capital gain for the income year and is included in its assessable income.
The CGT discount rules relating to trusts are complex. Subject to certain requirements being satisfied, the capital gain may flow through to the beneficiaries in that trust, who will assess the eligibility for the CGT discount in their own right. Accordingly, we recommend trustees seek their own independent advice on how the CGT discount applies to the trust and its beneficiaries.
Taxation of Non-Australian Holders
Taxation of Dividends
Non-Australian Holders who do not have a permanent establishment in Australia should not be subject to Australian income tax but may be subject to Australian dividend withholding tax on their Iris Energy dividends.
Franked dividends
As outlined above, Australia has a franking system wherein dividends can be franked, and Australian resident shareholders receive a franking credit which effectively represents the corporate tax paid by the underlying company (i.e. Iris Energy).
Dividends received by Non-Australian Holders which are franked should not be subject to Australian dividend withholding tax to the extent of the franking (i.e. if the dividend is fully franked, it should not be subject to Australian dividend withholding tax at all). However, refunds of franking credits are not available to non-Australian resident shareholders.

Dividends attributable to Conduit Foreign Income
Non-Australian Holders should not be subject to Australian dividend withholding tax on unfranked dividends to the extent that the dividend is declared to be conduit foreign income (CFI).
CFI generally includes amounts received by Iris Energy that have been derived from a non-Australian source, for example dividends received from foreign subsidiaries which are treated as non-assessable non-exempt income for Australian tax purposes.
Unfranked dividends
Non-Australian Holders should generally be subject to Australian dividend withholding tax to the extent the unfranked component of any dividends are not declared to by CFI. Australian dividend withholding tax will be imposed at 30% of the amount of the unfranked dividend, unless a shareholder is a resident of a country with which Australia has a double taxation treaty (DTT) and qualifies for the benefits of the treaty. In the event the Non-Australian Holder is otherwise able to rely on a DTT with Australia, the rate of Australian dividend withholding tax may be reduced (typically to 15%), depending on the terms of the DTT.
Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to a resident of the United States is beneficially entitled is limited to 15%.
Under the Double Taxation Convention between Australia and the United States, if a company that is a Non-Australian Holder directly owns a 10% or more interest in an Australian company (i.e. Iris Energy), the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to which a resident of the United States is beneficially entitled is limited to 5%.
Capital Gains Tax (“CGT”) Implications
Disposal of shares
Non-Australian Holders who are treated as the owners of the underlying shares on the basis that they are absolutely entitled to those Ordinary shares will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of Ordinary shares unless:
•	they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for a 12-month period during the two years prior to disposal; and
•
more than 50% of our assets held directly or indirectly, determined by reference to market value, consists of Australian real property (which includes land and leasehold interests) or Australian mining, quarrying or prospecting rights at the time of disposal. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rates. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

The capital gains tax discount is not available to Non-Australian Holders on gains in respect of Iris Energy Ordinary shares, where they were non-Australian residents during the entire holding period. Where Non-Australian Holders were Australian tax residents for some of the holding period, the capital gains tax discount percentage is reduced to account for the period of foreign residency during the entire holding period. Companies are not entitled to a capital gains tax discount.
Broadly, where there is a disposal of certain taxable Australian property, the purchaser will be required to withhold and remit to the Australian Taxation Office, or the ATO, 12.5% of the proceeds from the sale. A transaction is excluded from the withholding requirements in certain circumstances, including where the transaction is an on-market transaction conducted on an approved stock exchange, a securities lending, or the transaction is conducted using a broker operated crossing system. There may also be an exception to the requirement to withhold where a Non-Australian Holder provides a declaration that their Ordinary shares are not ‘indirect Australian real property interests’. The Non-Australian Holder may be entitled to receive a tax credit for the tax withheld by the purchaser which they may claim in their Australian income tax return.
Dual Residency
If a holder of Ordinary shares is a resident of both Australia and the United States under those countries’ domestic taxation laws, that holder may be subject to tax as an Australian resident. If, however, the holder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Holders should obtain specialist taxation advice in these circumstances.
General Australian Tax Matters
The below comments apply to both Australian Resident Holders and Non-Australian Holders.
Stamp Duty
No Australian stamp duty is payable on the issue, transfer and/or surrender of the Ordinary shares, provided that the securities issued, transferred and/or surrendered do not represent 90% or more of our issued shares.
Goods and Services Tax
No Australian GST will be payable on the supply of the Ordinary shares.
Subject to certain requirements, there may be a restriction on the entitlement of Iris Energy ordinary shareholders to claim an input tax credit for any GST incurred on costs associated with the acquisition or disposal of Iris Energy Ordinary shares (e.g. lawyer’s and accountants’ fees).
THE DISCUSSION ABOVE IS A SUMMARY OF THE AUSTRALIAN TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES AND IS BASED UPON LAWS AND RELEVANT INTERPRETATIONS THEREOF IN EFFECT AS OF THE DATE OF THIS PROSPECTUS, ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECT. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR.

PLAN OF DISTRIBUTION
The registered shareholders and their pledgees, donees, transferees, assignees, or other successors-in-interest may sell their Ordinary shares covered hereby pursuant to brokerage transactions on the      prevailing market prices at any time after the Ordinary shares are listed for trading thereon.
We are not party to any arrangement with any registered shareholder or any broker-dealer with respect to sales of Ordinary shares by the registered shareholders, except we will engage financial advisors with respect to certain other matters relating to the registration and listing of our Ordinary shares, as further described below. As such, we do not anticipate receiving any notice as to if and when any registered shareholder may elect to sell their Ordinary shares or the prices at which any such sales may occur, and there can be no assurance that any registered shareholders will sell any or all of the Ordinary shares covered by this prospectus.
We will not receive any proceeds from the sale of Ordinary shares by the registered shareholders. We expect to recognize certain non-recurring costs as part of our transition to a publicly-traded company, consisting of professional fees and other expenses. As part of our direct listing, these fees will be expensed in the period incurred and not deducted from net proceeds to the issuer as they would be in an initial public offering.
We have engaged B. Riley Securities, Inc. as our financial advisor to advise and assist us with respect to certain matters relating to the registration and the listing of our Ordinary shares on the     . These matters include assisting us in defining our objectives with respect to the filing of the registration statement of which this prospectus forms a part, our preparation of the registration statement of which this prospectus forms a part, our preparation of investor communications and presentations in connection with investor education, and being available to consult with Nasdaq, including on the day that our Ordinary shares are initially listed on the    .
In addition, B. Riley Securities, Inc. will determine when our Ordinary shares are ready to trade and to approve proceeding with the opening of trading at the Current Reference Price (as defined below). However, the financial advisors has not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our Ordinary shares in consultation with us, except as described herein.
On the day that our Ordinary shares are initially listed on the     , Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. During a 10-minute “Display Only” period, market participants may enter quotes and orders in Ordinary shares in Nasdaq’s systems and such information is disseminated, along with other indicative imbalance information, to B. Riley Securities, Inc. and other market participants by     . Following the “Display Only” period, a “Pre-Launch” period begins, during which , in its capacity as our designated financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade”. Once B. Riley Securities, Inc. has notified Nasdaq that our Ordinary shares are ready to trade, Nasdaq will calculate the Current Reference Price (as defined below) for our Ordinary shares, in accordance with Nasdaq’s rules. If B. Riley Securities, Inc. then approves proceeding at the Current Reference Price, Nasdaq will conduct price validation checks in accordance with the Nasdaq rules. As part of conducting its price validation checks, Nasdaq may consult with      and other market participants (including the other financial advisors). Upon completion of such price validation checks, the applicable orders that have been entered will then be executed at such price and regular trading of our Ordinary shares on the      will commence.
Under Nasdaq’s rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell our Ordinary shares can be matched; (ii) if more than one price exists under clause (i), then the price that minimizes the number of our Ordinary shares for which orders cannot be matched; (iii) if more than one price exists under clause (ii), then the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our Ordinary shares will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under clause (iii), a price determined by Nasdaq after consultation with     in its capacity as financial advisor. B. Riley Securities, Inc. will exercise any consultation rights only to the extent that it may do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M (to the extent applicable), or applicable relief granted thereunder. In determining the Current Reference Price, Nasdaq’s algorithms will match orders that have been entered into and accepted by

Nasdaq’s system. This occurs with respect to a potential Current Reference Price when orders to buy Ordinary shares at an entered bid price that is greater than or equal to such potential Current Reference Price are matched with orders to sell a like number of Ordinary shares at an entered asking price that is less than or equal to such potential Current Reference Price.
To illustrate, as a hypothetical example of the calculation of the Current Reference Price, if Nasdaq’s algorithms matched all accepted orders as described above, and two limit orders remained — a limit order to buy 500 Ordinary shares at an entered bid price of $10.01 per share and a limit order to sell 200 Ordinary shares at an entered asking price of $10.00 per share — the Current Reference Price would be determined as follows:
Under clause (i), if the Current Reference Price is $10.00, then the maximum number of additional shares that can be matched is 200. If the Current Reference Price is $10.01, then the maximum number of additional shares that can be matched is also 200, which means that the same maximum number of additional shares would be matched at the price of either $10.00 or $10.01.
Because more than one price under clause (i) exists, under clause (ii), the Current Reference Price would be the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price). Selecting either $10.00 or $10.01 as the Current Reference Price would create the same imbalance in the limit orders that cannot be matched, because at either price 300 shares would not be matched.
Because more than one price under clause (ii) exists, then under clause (iii), the Current Reference Price would be the entered price at which orders for Ordinary shares at such entered price will remain unmatched. In such case, choosing $10.01 would cause 300 shares of the 500 share limit order with the entered price of $10.01 to remain unmatched, compared to choosing $10.00, where all 200 shares of the limit order with the entered price of $10.00 would be matched, and no shares at such entered price remain unmatched. Thus, Nasdaq would select $10.01 as the Current Reference Price because orders for shares at such entered price will remain unmatched.
The above example (including the prices) is provided solely by way of illustration.
B. Riley Securities, Inc., as the designated financial advisor under Nasdaq Rule 4120(c)(8), will determine when our Ordinary shares are ready to trade and approve proceeding at the Current Reference Price primarily based on consideration of volume, timing, and price. In particular, B. Riley Securities, Inc. will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If B. Riley Securities, Inc. does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate pre-opening buy and sell     interest), B. Riley Securities, Inc. will request that Nasdaq delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade.
Similar to a Nasdaq-listed underwritten initial public offering, in connection with the listing of our Ordinary shares, the financial advisors and buyers and sellers (or their brokers) who have subscribed will have access to the Nasdaq Stock Market’s Order Imbalance Indicator (sometimes referred to as the Net Order Imbalance Indicator), a widely available, subscription-based data feed, prior to submitting buy or sell orders. Nasdaq’s electronic trading platform simulates auctions every second to calculate a Current Reference Price, the number of shares that can be paired off the Current Reference Price, the number of shares that would remain unexecuted at the Current Reference Price and whether a buy-side or sell-side imbalance exists, or whether there is no imbalance, in order to disseminate that information continuously to buyers and sellers via the Order Imbalance Indicator data feed.
However, because this is not an underwritten initial public offering, there will be no “book building” process (i.e. an organized process pursuant to which buy and sell interest is coordinated in advance to some prescribed level – the “book”). Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold our Ordinary shares to the public as there would be in an underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by the     from various broker-dealers. Consequently, the public price of our Ordinary shares may be more volatile than in an underwritten initial public offering and could, upon listing on the    , decline significantly and rapidly. See the section titled “Risk Factors—Risks Related to Owning Our Ordinary Shares—The price of our Ordinary shares may be volatile, and the price of our Ordinary shares, upon listing on the Nasdaq, could decline significantly and rapidly. Market volatility may affect the value of an investment in our Ordinary shares and could subject us to litigation” and “Risk Factors—Risks Related to Ownership of Our Ordinary Shares—The price of our Ordinary shares may have little or no relationship to the historical sales prices of our capital stock in private transactions”.
In addition, in order to list on the    , we are also required to have at least three registered and active market makers. We understand that B. Riley Securities, Inc. intends (but is not obligated) to act as registered and active market makers, although any such market-making, if commenced, may be discontinued at any time. Further, our financial advisors may assist interested registered shareholders with the establishment of brokerage accounts.
In addition to sales made pursuant to this prospectus, the Ordinary shares covered by this prospectus may be sold by the registered shareholders in individually negotiated transactions exempt from the registration requirements of the Securities Act. Under the securities laws of some states, Ordinary shares may be sold in such states only through registered or licensed brokers or dealers.
The registered shareholders may from time to time transfer, pledge, assign, or grant a security interest in some or all the Ordinary shares owned by it and, if it defaults in the performance of its secured obligations, the transferees, pledgees, assignees, or secured parties may offer and sell the Ordinary shares from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of the registered shareholders to include the transferee, pledgee, assignee, or other successors in interest as registered shareholders under this prospectus. The registered shareholders also may transfer the shares in other circumstances, in which case the transferees, pledgees, or other successors in interest will be the registered beneficial owners for purposes of this prospectus.
If any of the registered shareholders utilize a broker-dealer in the sale of the Ordinary shares being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions, or commissions from such registered shareholder or commissions from purchasers of the Ordinary shares for whom they may act as agent or to whom they may sell as principal.

EXPENSES RELATED TO THE OFFERING
The actual and estimated expenses in connection with this offering, all of which will be borne by us, are as follows:
SEC Registration Fee	$
FINRA Filing Fee
Printing and Engraving Expense
Legal Fees
Accounting Fees
Blue Sky Fees
Stock Exchange Listing Fees
Transfer Agent Fee
Miscellaneous
Total	$

LEGAL MATTERS
Our principal legal advisors in Australia are Clifford Chance LLP, located at Level 16, No. 1 O’Connell Street, Sydney NSW 2000, Australia. Our principal legal advisors in the United States are Latham & Watkins LLP, located at 1271 Avenue of the Americas, New York, New York, 10020.
EXPERTS
The consolidated financial statements of Iris Energy Ltd and its subsidiaries, for the period from November 6, 2018 to June 30, 2019 and the year ended June 30, 2020, included in this prospectus, have been included in reliance on the report of Armanino LLP (“Armanino”), an independent registered public accounting firm, given on Armanino’s authority as experts in auditing and accounting. Armanino LLP is a member of the Public Company Accounting Oversight Board (“PCAOB”) United States.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
Immediately upon effectiveness of the registration statement, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. We are allowed four months following the end of our fiscal year to file our annual report with the SEC instead of approximately three, and we are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently as companies that are not foreign private issuers whose securities are registered under the Exchange Act. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders, and our senior management, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.
As a foreign private issuer, we also are exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount, and at the same time, as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.
You may review and copy the Registration Statement, reports and other information we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You also may request copies of these documents upon payment of a duplicating fee by writing to the SEC. For further information on the Public Reference Room, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the Registration Statement, also are available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this prospectus.

Unaudited Interim Consolidated statement of profit or loss and other comprehensive loss	F-33
Unaudited Interim Consolidated statement of financial position	F-34
Unaudited Interim Consolidated statement of changes in equity	F-35
Unaudited Interim Consolidated statement of cash flows	F-36
Notes to the unaudited interim consolidated financial statements	F-37

Armanino LLP 15950 N. Dallas Parkway Suite 600 Dallas, TX 75248-6685 972 661 1843 main armaninoLLP.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Directors and Shareholders of Iris Energy Pty Ltd
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Iris Energy Pty Ltd (the “Company”) as of June 30, 2020 and 2019, and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for the year ended June 30, 2020 and for the period from November 6, 2018 (incorporation) through June 30, 2019, and the related notes (collectively referred to as the “financial statements”).
In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for the year ended June 30, 2020 and for the period from November 6, 2018 (incorporation) through June 30, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ArmaninoLLP
Dallas, Texas
15 July 2021
We have served as the Company’s auditor since 2021.

Iris Energy Pty Ltd
Consolidated statement of profit or loss and other comprehensive income/(loss)
For the period ended 30 June 2020 and for the period from 6 November 2018
(incorporation) through 30 June 2019

		Consolidated
	Note	Year ended 30 Jun 2020 A$'000	Period from 6 Nov 2018 to 30 Jun 2019 A$'000
Revenue
Bitcoin mining revenue		3,260	1
Other income - insurance recoveries		23	—

Expenses
Depreciation and amortization	5	(1,137)	—
Electricity charges		(1,961)	—
Employee benefits expense		(1,375)	(1)
Share-based payments expense	27	(261)	—
Professional fees		(770)	(107)
Other expenses		(271)	(50)

Loss before interest, foreign exchange gains/(loss) and income tax		(2,492)	(157)

Interest income		4	1
Interest expense		(155)	—
Foreign exchange gains/(loss)		(518)	3

Loss before income tax expense		(3,161)	(153)
Income tax expense	6	—	—

Loss after income tax expense for the period		(3,161)	(153)

Other comprehensive loss

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(242)	—
Other comprehensive loss for the period, net of tax		(242)	—

Total comprehensive loss for the period		(3,403)	(153)

		Cents	Cents
Basic earnings per share	18	(3.92)	(0.28)
Diluted earnings per share	18	(3.92)	(0.28)
The above consolidated statement of profit or loss and other comprehensive income/(loss) should be read in conjunction with the accompanying notes

Iris Energy Pty Ltd Consolidated statement of financial position As at 30 June 2020 and 2019
		Consolidated
	Note	30 Jun 2020 A$’000	30 Jun 2019 A$’000
Assets

Current assets
Cash and cash equivalents	7	2,849	121
Other receivables	8	482	2
Prepayments and deposits	9	410	173
Total current assets		3,741	296

Non-current assets
Property, plant and equipment	10	11,631	1,992
Right-of-use assets	11	576	—
Goodwill	12	828	—
Prepayments and deposits	9	—	361
Total non-current assets		13,035	2,353

Total assets		16,776	2,649

Liabilities

Current liabilities
Borrowings	13	2,859	46
Employee benefits		63	—
Trade and other payables	14	1,092	110
Total current liabilities		4,014	156

Total liabilities		4,014	156

Equity
Issued capital	15	16,057	2,646
Reserves	16	19	—
Accumulated losses		(3,314)	(153)

Total equity		12,762	2,493

Total liabilities and equity		16,776	2,649
The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Iris Energy Pty Ltd Consolidated statement of changes in equity For the period ended 30 June 2020 and for the period from 6 November 2018 (incorporation) through 30 June 2019
Consolidated	Issued capital A$’000	Reserves A$’000	Accumulated losses A$’000	Total equity A$’000
Balance at 6 November 2018	—	—	—	—

Loss after income tax expense for the period	—	—	(153)	(153)
Other comprehensive income for the period, net of tax	—	—	—	—

Total comprehensive loss for the period	—	—	(153)	(153)

Transactions with owners in their capacity as owners:
Contribution of equity (note 15)	2,646	—	—	2,646

Balance at 30 June 2019	2,646	—	(153)	2,493
Consolidated	Issued capital A$’000	Reserves A$’000	Accumulated losses A$’000	Total equity A$’000
Balance at 1 July 2019	2,646	—	(153)	2,493

Loss after income tax expense for the period	—	—	(3,161)	(3,161)
Other comprehensive loss for the period, net of tax	—	(242)	—	(242)

Total comprehensive loss for the period	—	(242)	(3,161)	(3,403)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 15)	3,717	—	—	3,717
Recognition of share-based payments (note 27)	—	261	—	261
Conversion of Simple Agreement of Future Equity (SAFE) notes (note 15)	6,944	—	—	6,944
Shares issued as part of business combination (note 23)	2,750	—	—	2,750

Balance at 30 June 2020	16,057	19	(3,314)	12,762
The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Iris Energy Pty Ltd Consolidated statement of cash flows For the period ended 30 June 2020 and for the period from 6 November 2018 (incorporation) through 30 June 2019
		Consolidated
	Note	Year ended 30 Jun 2020 A$’000	Period from 6 Nov 2018 to 30 Jun 2019 A$’000
Cash flows from operating activities
Receipt from Bitcoin mining activities		3,260	1
Payments for electricity, suppliers and employees (inclusive of GST)		(4,730)	(414)
		(1,470)	(413)
Interest received		4	—
Other income		23	—

Net cash used in operating activities	25	(1,443)	(413)

Cash flows from investing activities
Payments for property, plant and equipment	10	(6,213)	(1,992)
Payments for right-of-use assets	11	(254)	—
Payments for prepayments and deposits		(237)	(173)

Net cash used in investing activities		(6,704)	(2,165)

Cash flows from financing activities
Proceeds from issue of shares	15	4,168	2,646
SAFE note issued	15	6,944	—
Capital raising costs	15	(451)	—
Advance payment in relation to share-based payments		245	—
Proceeds from borrowings		—	46

Net cash from financing activities		10,906	2,692

Net increase in cash and cash equivalents		2,759	114
Cash and cash equivalents at the beginning of the financial period		121	—
Effects of exchange rate changes on cash and cash equivalents		(31)	7

Cash and cash equivalents at the end of the financial period	7	2,849	121
The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 1. General information
The consolidated financial statements cover Iris Energy Pty Ltd as a Group consisting of Iris Energy Pty Ltd (‘Company’ or ‘Parent Entity’) and the entities it controlled at the end of, or during, the year (collectively the ‘Group’). The consolidated financial statements are presented in Australian dollars (A$), which is Iris Energy Pty Ltd’s functional and presentation currency.
Iris Energy Pty Ltd is a company limited by shares, incorporated, and domiciled in Australia. Its registered office and principal place of business are:
Registered office	Principal place of business
c/o Pitcher Partners	Level 21, 60 Margaret Street
Level 13, 664 Collins Street	Sydney NSW 2000
Docklands VIC 3008	Australia
Australia
The principal activities of the Group are building and operating data center sites for the purpose of Bitcoin mining.
The Group operates a vertically integrated model where it owns, operates and manages all aspects of the data center stack from infrastructure development to bitcoin mining operations. With fabrication and construction capabilities available in-house, the Group is able to reduce capital expenditure typically required for site development and hardware installation. The Group’s sites are also strategically positioned in Canada and the United States of America with access to low cost energy sources, full fiber connectivity and cooler operating climates. Optimizing these factors allows the Group to maximize mining hardware uptime while maintaining a low cost base.
Note 2. Significant accounting policies
The principal accounting policies adopted in the preparation of the consolidated financial statements are set out below.
New or amended Accounting Standards and Interpretations adopted
The Group has adopted all of the new or amended International Financial Reporting Standards (IFRS) and Interpretations as issued by the International Accounting Standards Board (IASB) that are mandatory for the current reporting period with effect from 6 November 2018 in accordance with IFRS 1 ‘First-time Adoption of Australian Accounting Standards’.
Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. The Group believes that the impact of recently issued standards or amendments to existing standards that are not yet effective will not have a material impact on the Group’s financial statements.
Going concern
The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business. In summary, the ability of the Group to continue as a going concern depends upon the Group maintaining sustained positive free cash flow, converting the Group’s various tranches of convertible notes into equity as and when they are due for conversion, and raising additional capital to fund the purchase of the remaining mining hardware until November 2022. There are other risks and uncertainties affecting the Group’s operations including, but not limited to, the viability of the economics of Bitcoin mining, the ability to maintain its security of its Bitcoin mining operation and execute its business plan.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 2. Significant accounting policies(continued)
For the year ended 30 June 2020, the Group incurred a loss after tax of A$3,161,000 (2019: A$153,000) and net operating cash outflows of A$1,443,000 (2019: A$413,000). As at 30 June 2020, the Group had net current liabilities of A$273,000 (2019: net current assets of A$140,000) and net assets of A$12,762,000 (2019: A$2,493,000). At the date of approving the consolidated financial statements, however the Group has had a number of material subsequent events which have impacted the Group’s going concern assessment at the time of reporting. These subsequent events are set out in note 28 and considerations of these events after the reporting date as part of the Group’s going concern assessment are as follows:
•
the A$25,432,000 in convertible notes raised on 5 January 2021 will mandatorily convert into equity in the event there is an IPO or a trade sale on or before 5 January 2022. If there is no IPO or trade sale, and noteholders do not voluntarily convert their notes into shares, the Company is obliged to repay the notes and the related interest expense in cash on 5 January 2022;

•
the A$110,113,000 in convertible notes raised on 1 April 2021 will mandatorily convert into equity in the event there is an IPO or a trade sale on or before 1 April 2022. If there is no IPO or trade sale, and noteholders do not voluntarily convert their notes into shares, the Company is obliged to repay the notes and the related interest expense in cash on 1 April 2022; and

•
since 30 June 2020, the Group has entered into a number of long-term contracts, with a contractual capital commitment of A$338,632,000 to purchase 4.3 exahash worth of new mining hardware. The Group has paid A$110,699,000 in prepayments with the remaining commitment of A$227,933,000, payable in instalments from July 2021 until November 2022. If the Group elects to not proceed with paying the remaining commitment, the amount of risk of forfeiture would be 20% of the purchase price. for the undelivered hardware.

As further background, the Group’s miners are designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A significant decline in the market price of Bitcoin, an increase in the difficulty of Bitcoin mining, changes in the regulatory environment and/or adverse changes in other inherent risks would significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of possible changes in the other aforementioned factors, there can be no guarantee that future mining operations will be profitable.
The strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued security, operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, and securing additional financing, as needed, through one or more loans and equity investments. The Group is also in a position to wind down its operations in the event of unfavorable pricing in Bitcoin. The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are therefore significantly dependent upon a number of factors which have been considered in preparing an internal cash flow forecast over the next 12 months to consider the going concern of the Group. The key assumptions include:
•	the Bitcoin price remaining at a level higher than prior financial years and lag in global hashrate, thereby contributing to sustained forecast positive free cash flow;
•	the convertible note holders will convert their notes to equity; and
•
additional capital raise of up to A$191.0 million will be successfully completed before 31 October 2021, which will enable the Group to make payments on new mining hardware orders noted above and invest in additional sites.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 2. Significant accounting policies(continued)
As a result, the Group has concluded there is material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Group considers that it will be successful in the above matters and will have adequate cash reserves to enable it to meet its obligations for at least one year from the date of approval of the consolidated financial statements, and, accordingly, has prepared the consolidated financial statements on a going concern basis.
Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Company is a for-profit entity for the purposes of preparing the consolidated financial statements.
Historical cost convention
The financial statements have been prepared under the historical cost convention, except for the revaluation of financial assets and liabilities at fair value through profit or loss.
Critical accounting estimates
The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 2.
Comparative information
The figures for the prior comparative period are for a shorter period from the incorporation date of 6 November 2018 to 30 June 2019.
Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Iris Energy Pty Ltd as at 30 June 2020 and 30 June 2019 and the results of all subsidiaries for the year ended 30 June 2020 and period from 6 November 2018 (incorporation) to 30 June 2019.
Subsidiaries are all those entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
Intercompany transactions, balances and unrealized gains on transactions between entities in the Group are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries align to the policies adopted by the Group.
The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognized directly in equity attributable to the parent.
Where the Group loses control over a subsidiary, it derecognizes the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognized in equity. The Group recognizes the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 2. Significant accounting policies(continued)
Operating segments
Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (CODM). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.
Foreign currency translation
The consolidated financial statements are presented in Australian dollars, which is the Company’s functional and presentation currency.
Foreign currency transactions
Foreign currency transactions are translated into the entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.
Foreign operations
The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognized in other comprehensive income through the foreign currency reserve in equity.
The foreign currency reserve is recognized in profit or loss when the foreign operation or net investment is disposed of.
Revenue recognition
The Group recognizes revenue as follows:
Revenue from contracts with customers
Revenue is recognized at an amount that reflects the consideration to which the Group is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the Group: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.
Bitcoin mining revenue
The Group operates data center infrastructure supporting the verification and validation of Bitcoin blockchain transactions in exchange for Bitcoin, referred to as “Bitcoin mining”. The Group has entered into arrangements with mining pools, whereby computing power is directed to the mining pools in exchange for non-cash consideration in the form of Bitcoin. The provision of computing power is the only performance obligation in the contract with the mining pool operators. In certain mining pools, the amount of reward for computing power depends on the pool’s success in mining blocks. In other pools (that the Group operates with post 30 June 2020),

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 2. Significant accounting policies(continued)
the Group is not directly exposed to the pool’s success in mining blocks. Where the consideration received is variable (for example, due to payment only being made upon successful mining), it is recognized when it is highly probable that the variability is resolved, which is generally when the Bitcoin is received.
The Group measures the non-cash consideration received at the fair market value of the Bitcoin received. Management estimates fair value of Bitcoin received based on the daily price quoted on Coinmarketcap.
Income tax
The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognized for prior periods, where applicable.
Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:
•
when the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

•
when the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary difference only if the Group considers it probable that future taxable amounts will be available to utilize those temporary differences and losses. It is probable that taxable profits will be available where there are sufficient deferred tax liabilities relating to the same taxation authority. Deferred tax assets as at the reporting date were only recognized by the Group to the extent of deferred tax liabilities that are related to the same tax jurisdiction.
The carrying amount of recognized and unrecognized deferred tax assets are reviewed at each reporting date. Deferred tax assets recognized are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognized deferred tax assets are recognized to the extent that it is probable that there are future taxable profits available to recover the asset.
Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.
Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. These uncertainties may require management to adjust expectations based on changes in circumstances, which may impact the amount of deferred tax assets and deferred tax liabilities recognized in the statement of financial position and the amount of other tax losses and temporary differences not recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the consolidated statement of profit or loss and comprehensive income.
Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 2. Significant accounting policies(continued)
Other receivables
Other receivables are recognized at amortized cost, less any allowance for expected credit losses.
Property, plant and equipment
Plant and equipment is stated at historical cost less accumulated depreciation, amortization and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:
Buildings, plant and equipment	3-20 years
Mining hardware	4 years
Office equipment	4 years
The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.
Leasehold improvements are depreciated over the unexpired period of the lease or the estimated useful life of the assets, whichever is shorter.
An item of property, plant and equipment is derecognized upon disposal or when there is no future economic benefit to the Group. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.
Repair and maintenance costs incurred in connection with planned major maintenance activities are expensed to ‘other expenses’ in profit or loss.
Leases
The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.
A right-of-use asset is recognized at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset. The lease liability is initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. Variable lease payments that depend on an index or rate are included in the lease liability, measured using the index or rate as at the date of transition. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. The Group has applied judgement to determine the lease term for contracts which include renewal and termination options. As at the reporting date, there is a right-of-use asset for a leased hosting facility and there are no corresponding lease liabilities.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 2. Significant accounting policies(continued)
Goodwill
Goodwill arises on the acquisition of a business. Goodwill is not amortized. Instead, goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.
Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.
Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.
Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature they are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.
Borrowings
Loans and borrowings are initially recognized at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortized cost using the effective interest method.
Finance costs
Finance costs attributable to qualifying assets are capitalized as part of the asset. All other finance costs are expensed using the effective interest rate method.
Employee benefits
Short-term employee benefits
Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled wholly within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.
Share-based payments
Equity-settled share-based compensation benefits are provided to employees. Equity-settled transactions are awards of shares, or options over shares and rights, that are provided to employees in exchange for the rendering of services.
The cost of equity-settled transactions are measured at fair value on grant date. Fair value is independently determined using the Black-Scholes-Merton option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Group receives the services that entitle the employees to receive payment.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 2. Significant accounting policies(continued)
The cost of equity-settled transactions are recognized as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognized in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognized in previous periods.
Market conditions are taken into consideration in determining fair value. Therefore any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.
If equity-settled awards are modified, as a minimum an expense is recognized as if the modification has not been made. An additional expense is recognized, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.
Fair value measurement
When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.
Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement.
For recurring and non-recurring fair value measurements, external valuers may be used when internal expertise is either not available or when the valuation is deemed to be significant. External valuers are selected based on market knowledge and reputation. Where there is a significant change in fair value of an asset or liability from one period to another, an analysis is undertaken, which includes a verification of the major inputs applied in the latest valuation and a comparison, where applicable, with external sources of data.
Issued capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
Business combinations
The consideration transferred is the sum of the acquisition-date fair values of the assets transferred, equity instruments issued or liabilities incurred by the acquirer to former owners of the acquiree and the amount of any non-controlling interest in the acquiree. For each business combination, the non-controlling interest in the acquiree is measured at either fair value or at the proportionate share of the acquiree’s identifiable net assets. All acquisition costs are expensed as incurred to profit or loss.
Where the business combination is achieved in stages, the Group remeasures its previously held equity interest in the acquiree at the acquisition-date fair value and the difference between the fair value and the previous carrying amount is recognized in profit or loss.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 2. Significant accounting policies(continued)
Contingent consideration to be transferred by the acquirer is recognized at the acquisition-date fair value. Subsequent changes in the fair value of the contingent consideration classified as an asset or liability are recognized in profit or loss. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity.
The difference between the acquisition-date fair value of assets acquired, liabilities assumed and any non-controlling interest in the acquiree and the fair value of the consideration transferred and the fair value of any pre-existing investment in the acquiree is recognized as goodwill. If the consideration transferred and the pre-existing fair value is less than the fair value of the identifiable net assets acquired, being a bargain purchase to the acquirer, the difference is recognized as a gain directly in profit or loss by the acquirer on the acquisition-date, but only after a reassessment of the identification and measurement of the net assets acquired, the non-controlling interest in the acquiree, if any, the consideration transferred and the acquirer’s previously held equity interest in the acquirer.
Business combinations are initially accounted for on a provisional basis. The acquirer retrospectively adjusts the provisional amounts recognized and also recognizes additional assets or liabilities during the measurement period, based on new information obtained about the facts and circumstances that existed at the acquisition-date. The measurement period ends on either the earlier of (i) 12 months from the date of the acquisition or (ii) when the acquirer receives all the information possible to determine fair value. Refer to note 23 for further detail.
Earnings per share
Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to the owners of Iris Energy Pty Ltd, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial period, adjusted for bonus elements in ordinary shares issued during the financial period.
Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.
Goods and Services Tax (GST) and other similar taxes
Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognized as part of the cost of the acquisition of the asset or as part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.
Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.
Rounding of amounts
Amounts in this report have been rounded off to the nearest thousand dollars, or in certain cases, the nearest dollar.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 2. Significant accounting policies(continued)
Note 3. Critical accounting judgements, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.
Coronavirus (COVID-19) pandemic
Judgement has been exercised in considering the impacts that COVID-19 has had, or may have, on the Group based on known information. This consideration extends to the nature of the services offered, customers, supply chain, staffing and geographic regions in which the Group operates. Other than as addressed in specific notes, there does not currently appear to be either any significant impact upon the financial statements or any significant uncertainties with respect to events or conditions which may impact the Group unfavorably as at the reporting date or subsequently as a result of the COVID-19 pandemic.
Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes-Merton model taking into account the terms and conditions upon which the instruments were granted. Management has exercised its best judgements in determining the key inputs in the Black Scholes-Merton model which includes volatility and the risk-free rate. Please refer to note 27 for the key assumptions.
Estimation of useful lives of assets
The Group determines the estimated useful lives and related depreciation and amortization charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.
Goodwill
The Group tests annually, or more frequently if events or changes in circumstances indicate impairment, whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of macro assumptions (estimated Bitcoin price, global hashrate, average block reward and transaction fees) as well as operational assumptions (hashrate, power consumption, power efficiency, overheads budgets) to derive a valuation and then a sensitivity analysis considering reasonably possible changes in assumptions.
Impairment of non-financial assets other than goodwill
The Group assesses impairment of non-financial assets other than goodwill at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves assessing the value of the asset at fair value less costs of disposal or using value-in-use models which incorporate a number of key estimates and assumptions. No triggers existed at the reporting date which suggested an impairment was necessary.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 3. Critical accounting judgements, estimates and assumptions(continued)
Deferred tax
Deferred tax assets relating to temporary differences and unused tax losses are recognized only to the extent that it is probable that the future taxable profit will be available against which the benefits of the deferred tax can be utilized. At the reporting date, deferred tax assets have only been recognized to the extent of deferred tax liabilities if they are related to the same tax jurisdiction. The ability to generate taxable profit is contingent on the successful commercialization of the platform and consequently, the Directors consider deferred tax assets should not be recognized in the statement of financial position until such time as there is more certainty in relation to the commercialization of the platform and its related revenue streams.
Income tax
Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. These uncertainties may require management to adjust expectations based on changes in circumstances, which may impact the amount of deferred tax assets and deferred tax liabilities recognized in the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss or other comprehensive income.
Note 4. Operating segments
Identification of reportable operating segments
The Group operates primarily within one operating segment, being the operation of building and operating data centre sites for the purpose of Bitcoin mining and reports to the Executive Leadership Team, which is made up of the Executive Directors and their direct reports (who are identified as the CODM) on the performance of the Group as a whole.
Unless stated otherwise, all amounts reported to the board of directors are determined in accordance with accounting policies that are consistent with those adopted in these consolidated financial statements.
The information reported to the CODM is on a monthly basis.
Major customers
During the year ended 30 June 2020 and 30 June 2019 the Group had no major customers.
Note 5. Depreciation and amortization
	Consolidated
	Year ended 30 Jun 2020 A$’000	Period from 6 Nov 2018 to 30 Jun 2019 A$’000
Depreciation of property plant and equipment	1,092	—
Amortization of right-of-use assets	45	—
	1,137	—

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 6. Income tax expense
	Consolidated
	Year ended 30 Jun 2020 A$’000	Period from 6 Nov 2018 to 30 Jun 2019 A$’000
Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(3,161)	(153)

Tax at the statutory tax rate of 27.5%	(869)	(42)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible/non-allowable items	86	—
	(783)	(42)

Current period tax losses not recognized	600	42
Current period temporary differences not recognized	164	—
Difference in overseas tax rates	(6)	—
Impact of future Australian tax rate change from 27.5% to 26.0%	25	—
Income tax expense	—	—
	Consolidated
	2020 A$’000	2019 A$’000
Estimated tax losses carried forward
Opening balance of estimated tax losses	(74)	—
Tax losses for the current year	(5,985)	(74)
Closing balance of estimated tax losses	(6,059)	(74)
	—	—
Tax effect at the applicable income tax rate for each jurisdiction	(1,588)	(20)
	—	—
Deferred tax asset on tax losses recognized to the extent of taxable temporary differences	(968)	—
Deferred tax asset on tax losses not recognized	(620)	(20)
The above potential tax benefit for tax losses has not been recognized in the statement of financial position. These tax losses can only be utilised against availability of future available profits. These tax losses are not expected to expire.
	Consolidated
	30 Jun 2020 A$’000	30 Jun 2019 A$’000
The balance comprises temporary differences attributable to:
Deferred tax asset: Unused tax losses	968	—
Deferred tax liability: Property, plant and equipment and goodwill	(968)	—

Net deferred tax assets / (deferred tax liabilities)	—	—
The amount of deferred tax assets as at 30 June 2020 were only recognized by the Group to the extent of deferred tax liabilities that are related to the same tax jurisdiction. A potential tax benefit for deductible temporary differences amounting to approximately A$164,000 has not been recognized in the statement of financial position as the recovery of this benefit is uncertain. There were no deferred tax assets as at 30 June 2019.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 7. Cash and cash equivalents
	Consolidated
	30 Jun 2020 A$’000	30 Jun 2019 A$’000
Current assets
Cash at bank	2,849	121
Note 8. Other receivables
	Consolidated
	30 Jun 2020 A$’000	30 Jun 2019 A$’000
Current assets
Other receivables	120	—
GST receivable	362	2
	482	2
Note 9. Prepayments and deposits
	Consolidated
	30 Jun 2020 A$’000	30 Jun 2019 A$’000
Current assets
Security deposits	195	173
Prepayments	84	—
Etana custody deposit	131	—
	410	173
Non-current assets
Prepaid hosting fees	—	361
	410	534
Security deposits relate to electricity deposits prepaid for a facility in New York, United States of America.
Etana custody deposit relates to cash deposits held at this custodian before periodic withdrawals to National Australia Bank.
During the current year, the Group signed a lease agreement for hosting, and the prepaid amount was therefore transferred to right-of-use asset. Refer to note 11 for further information.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 10. Property, plant and equipment
	Consolidated
	30 Jun 2020 A$’000	30 Jun 2019 A$’000
Non-current assets
Land - at cost	240	—

Plant and equipment - at cost	6,420	—
Less: Accumulated depreciation	(124)	—
	6,296	—

Mining hardware - at cost	6,017	—
Less: Accumulated depreciation	(928)	—
	5,089	—

Office equipment - at cost	6	1,992
	11,631	1,992
Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial period are set out below:
Consolidated	Land A$’000	Building, Plant and equipment A$’000	Mining hardware A$’000	Office equipment A$’000	Total A$’000
Balance at 6 November 2018	—	—	—	—	—
Additions	—	—	1,992	—	1,992

Balance at 30 June 2019	—	—	1,992	—	1,992
Additions	—	2,007	4,199	7	6,213
Additions through business combinations (note 23)	247	4,629	—	—	4,876
Exchange differences	(7)	(211)	(139)	(1)	(358)
Depreciation expense (note 5)	—	(129)	(963)	—	(1,092)

Balance at 30 June 2020	240	6,296	5,089	6	11,631
Note 11. Right-of-use assets
	Consolidated
	30 Jun 2020 A$’000	30 Jun 2019 A$’000
Non-current assets
Prepaid hosting fees - right-of-use asset	576	—

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 11. Right-of-use assets(continued)
Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial period are set out below:
Consolidated	Prepaid hosting fees A$’000
Balance at 6 November 2018	—

Balance at 30 June 2019	—
Additions	254
Transfer from prepayments (note 9)	361
Exchange differences	6
Depreciation expense (note 5)	(45)

Balance at 30 June 2020	576
The right-of-use leased asset represents hosting rights for a hosting facility based in New York. The lease is for 12 years and has been paid entirely upfront. For this reason, there is no corresponding lease liability. The leased asset is amortized over the lease term on a straight-line basis.
Note 12. Goodwill
	Consolidated
	30 Jun 2020 A$’000	30 Jun 2019 A$’000
Non-current assets
Goodwill - at cost	828	—
Reconciliations of the written down values at the beginning and end of the current and previous financial period are set out below:
Consolidated	Goodwill A$’000
Balance at 6 November 2018	—

Balance at 30 June 2019	—
Additions through business combinations (note 23)	898
Exchange differences	(70)

Balance at 30 June 2020	828
The Group only has one cash generating unit (CGU). To determine if goodwill is impaired, the carrying value of the identified CGU to which the goodwill is allocated is compared to its recoverable amount.
The recoverable amount of the CGU has been determined using a value in use (VIU) methodology, that utilizes cash flow projections based on management’s best estimates over a four year period and then applies a terminal growth rate in perpetuity of 0%. The pre-tax discount rate used to discount the cash flow projections is 20% for the CGU based on the cost of capital for the CGU.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 12. Goodwill(continued)
Management determined that the Group’s carrying value was supported by its recoverable amount and no impairment exists at the reporting date. In forecasting cash flows over the four year period, management has considered the key market assumptions of the business as forecasted below:
•	Bitcoin price of US$24,120;
•	global hashrate of 135.87 exahash; and
•	power costs remain at current level.
Key sensitivities:
•	Had the Bitcoin price been 10% lower than the forecasted Bitcoin price of US$24,120 applied, the recoverable amount would still exceed the carrying value of the assets.
•	Had the global hashrate been 10% higher than the forecasted hashrate of 135.87 applied, the recoverable amount would still exceed the carrying value of the assets.
There are no reasonably possible changes in assumptions that would lead to an impairment of goodwill.
Note 13. Borrowings
	Consolidated
	30 Jun 2020 A$’000	30 Jun 2019 A$’000
Current liabilities
Loans from related parties	46	46
Vendor loan	2,813	—
	2,859	46
Refer to note 19 for further information on financial instruments.
(i) Vendor loan
On 1 January 2020, the Group acquired flagship data center site, by way of a vendor loan of A$2,746,000. The vendor loan had a term of five years and incurred interest at a rate of 11% payable quarterly. The vendor loan was fully repaid on 11 December 2020.
The loans are secured by first mortgages over the Group’s land and buildings.
Note 14. Trade and other payables
	Consolidated
	30 Jun 2020 A$’000	30 Jun 2019 A$’000
Current liabilities
Trade payables	462	25
Other payables	131	—
Advance payment in relation to share-based payments	245	—
Accrued expenses	254	85
	1,092	110
Refer to note 19 for further information on financial instruments.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 15. Issued capital
	Consolidated
	30 Jun 2020 Shares	30 Jun 2019 Shares	30 Jun 2020 A$'000	30 Jun 2019 A$'000
Ordinary shares - fully paid	99,142,772	73,819,902	16,057	2,646
Movements in ordinary share capital
Details	Date	Shares	Issue price	A$’000
Balance	6 November 2018	—		—
Issue of shares	6 November 2018	50,000,000	A$0.00	—
Issue of shares	23 April 2019	11,968,339	A$0.08	1,010
Issue of shares	24 May 2019	11,851,563	A$0.14	1,636

Balance	30 June 2019	73,819,902		2,646
Shares issued as part of business combination (note 23)	1 January 2020	5,392,157	A$0.51	2,750
SAFE conversion	4 April 2020	13,615,046	A$0.51	6,944
Issue of shares	15 May 2020	6,315,667	A$0.66	4,168
Capital raising costs	15 May 2020	—	A$0.00	(451)

Balance	30 June 2020	99,142,772		16,057
Note there are 7,941,182 restricted ordinary shares issued to management (refer to note 28). The total number of ordinary shares outstanding (including the restricted shares) is 107,083,954.
Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorized capital.
On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.
SAFE note conversion
On 19 September 2019, the Company finalized a capital raise totaling A$6,944,000 in the form of SAFE notes which gives the investor a right to acquire ordinary shares at a price issued at A$0.51. The SAFE notes must be mandatorily converted into ordinary shares if an exit event occurs (being an initial public offering (IPO) or a trade sale) or at the maturity date (31 December 2024). The SAFE notes were voluntarily converted into ordinary shares on 4 April 2020. The SAFE notes were carried at fair value through profit or loss. There were no fair value changes in relation to the SAFE notes that were recognized in profit or loss or other comprehensive income.
Capital risk management
The Group’s objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.
Capital is regarded as total equity, as recognized in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 15. Issued capital(continued)
In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.
Note 16. Reserves
	Consolidated
	30 Jun 2020 A$’000	30 Jun 2019 A$’000
Foreign currency reserve	(242)	—
Share-based payments reserve	261	—
	19	—
Foreign currency reserve
The reserve is used to recognize exchange differences arising from the translation of the financial statements of foreign operations to Australian dollars.
Share-based payments reserve
The reserve is used to recognize the value of equity benefits provided to employees and Directors as part of their remuneration, and other parties as part of their compensation for services.
Note 17. Dividends
There were no dividends paid, recommended or declared during the current or previous financial period.
Note 18. Earnings per share
	Consolidated
	Year ended 30 Jun 2020 A$'000	Period from 6 Nov 2018 to 30 Jun 2019 A$'000
Loss after income tax	(3,161)	(153)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	80,585,840	55,362,079
Weighted average number of ordinary shares used in calculating diluted earnings per share	80,585,840	55,362,079

	Cents	Cents
Basic earnings per share	(3.92)	(0.28)
Diluted earnings per share	(3.92)	(0.28)
7,461,571 (2019: nil) options have been excluded from the diluted earnings per share calculations as they are anti-dilutive.
Note 19. Financial instruments
Financial risk management objectives
The Group has a simple capital structure and its principal financial assets are cash and cash equivalents and receivables. The Group is subject to market risk by way of being exposed to volatility in the Bitcoin asset value and variations in foreign exchange rates. The Group has little exposure to credit risk due to holding its reserves

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 19. Financial instruments(continued)
with credible institutions. The Group may also be exposed to liquidity and capital risk, due to the nature of operations and the requirements for mining hardware acquisition. The Group manages these risks through portfolio management and maintenance of sufficient working capital.
Risk management is carried out by senior executives who identify, evaluate and hedge financial risks.
Market risk
Foreign currency risk
The Group undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.
Foreign exchange risk arises from future commercial transactions and recognized financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.
The Group’s exposure to foreign currency risk at the end of the reporting period, denominated in Australian dollars, were as follows:
	Assets		Liabilities
	30 Jun 2020	30 Jun 2019	30 Jun 2020	30 Jun 2019
Consolidated	A$’000	A$’000	A$’000	A$’000
US dollars	815	—	—	—
Canadian dollars	8,066	—	2,973	—
	8,881	—	2,973	—
Sensitivity analysis
The following table illustrates sensitivities to the Group’s exposure to changes in exchange rates. The table indicates the impact on how profit and equity values reported at the end of the reporting period would have been affected by changes in the relevant risk variables that management considers to be reasonably possible. These sensitivities assume that the movement in a particular variable is independent of other variables.
	AUD strengthened			AUD weakened
Consolidated - 30 Jun 2020	% change	Effect on profit before tax	Effect on equity	% change	Effect on profit before tax	Effect on equity
US dollars	10%	(94)	(94)	10%	145	145
Canadian dollars	10%	(521)	(521)	10%	576	576
		(615)	(615)		721	721
	AUD strengthened			AUD weakened
Consolidated - 30 Jun 2019	% change	Effect on profit before tax	Effect on equity	% change	Effect on profit before tax	Effect on equity
US dollars	10%	—	—	10%	—	—
Canadian dollars	10%	—	—	10%	—	—
		—	—		—	—
Price risk
The Group is exposed to price risk on Bitcoin rewards it generates through contributing computing power to mining pools. The Group Bitcoin rewards are liquidated on a daily basis and no Bitcoin is held as at reporting period end.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 19. Financial instruments(continued)
Interest rate risk
The Group is exposed to interest rate risk (primarily on its cash and cash equivalents), which is the risk that a financial instrument’s value will fluctuate as a result of changes in the market interest rates on variable interest-bearing financial instruments. The Group does not use derivatives to mitigate these exposures.
The Group is not subject to any interest rate risk on its borrowings (primarily on its vendor loan) as these borrowing have fixed interest rates.
As at the reporting date, the Group had the following variable rate assets:
	30 Jun 2020		30 Jun 2019
Consolidated	Weighted average interest rate %	Balance A$’000	Weighted average interest rate %	Balance A$’000
Cash and cash equivalents	0.01%	2,849	0.01%	121
Net exposure to cash flow interest rate risk		2,849		121
Sensitivity analysis
The following table illustrates sensitivities to the Group’s exposure to changes in interest rates. The table indicates the impact on how profit and equity values reported at the end of the reporting period would have been affected by changes in the relevant risk variables that management considers to be reasonably possible. These sensitivities assume that the movement in a particular variable is independent of other variables.
	Basis points increase			Basis points decrease
Consolidated - 30 Jun 2020	Basis points change	Effect on profit before tax	Effect on equity	Basis points change	Effect on profit before tax	Effect on equity
Cash and cash equivalents	10	3	3	—	—	—
	Basis points increase			Basis points decrease
Consolidated - 30 Jun 2019	Basis points change	Effect on profit before tax	Effect on equity	Basis points change	Effect on profit before tax	Effect on equity
Cash and cash equivalents	10	—	—	—	—	—
Credit risk
The Group is exposed to counterparty credit risk from exchanges and mining pools. It mitigates this risk by maintaining relationships with various alternatives and transferring fiat currency to its Australian bank account on a regular basis. The Group is able to change its relationship with a mining pool or exchange within a few hours.
Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and term deposits, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Refer to the Going Concern section within note 2 for further information in relation to how the Group intends to meet its short-term repayment obligations.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 19. Financial instruments(continued)
Remaining contractual maturities
The following table details the Group’s remaining contractual maturity for its financial instrument liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the statement of financial position.
	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated - 30 Jun 2020%		A$’000	A$’000	A$’000	A$’000	A$’000
Non-derivatives
Non-interest bearing
Trade payables	—	462	—	—	—	462
‘Other payables	—	131	—	—	—	131
Loans from related parties	—	46	—	—	—	46
Interest-bearing - fixed rate
Vendor loan	11.00%	486	440	5,330	—	6,256
Total non-derivatives		1,125	440	5,330	—	6,895
	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated - 30 Jun 2019%		A$’000	A$’000	A$’000	A$’000	A$’000
Non-derivatives
Non-interest bearing
Trade payables	—	25	—	—	—	25
Loans from related parties	—	46	—	—	—	46
Total non-derivatives		71	—	—	—	71
The vendor loan was fully repaid on 11 December 2020.
Note 20. Fair value measurement
Fair value hierarchy
The following tables detail the Group’s assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
Level 3: Unobservable inputs for the asset or liability

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 20. Fair value measurement(continued)

Consolidated - 30 Jun 2020	Level 1 A$’000	Level 2 A$’000	Level 3 A$’000	Total A$’000
Liabilities
SAFE notes*	—	—	—	—
Total liabilities	—	—	—	—
*	During the year the Group issued SAFE notes which were converted into ordinary shares on 4 April 2020. These SAFE notes were previously categorized within level 3.
There were no transfers between levels during the financial period.
The carrying amounts of trade and other receivables and trade and other payables are assumed to approximate their fair values due to their short-term nature.
The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.
Valuation techniques for fair value measurements categorized within level 2 and level 3
An instrument is included in level 2 if the financial instrument is not traded in an active market and if the fair value is determined by using valuation techniques based on the maximum use of observable market data for all significant inputs. For level 2 liabilities, the Group uses the estimated fair value of financial instruments determined by using available market information and appropriate valuation methods, including relevant credit risks. The estimated fair value approximates to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Specific valuation techniques used to value financial instruments include:
•	quoted market prices or dealer quotes for similar instruments; and
•	binomial options pricing models.
Note 21. Contingent liabilities
There were no contingent liabilities as at 30 June 2020 and 30 June 2019.
Note 22. Commitments
There were no commitments at 30 June 2020 (30 June 2019: nil).
Note 23. Business combinations
On 1 January 2020, the Group acquired certain assets (including land, substation and data center infrastructure) in British Columbia, Canada, from Brian Fehr, Podtech Innovation Inc., and other entities controlled by Brian Fehr (the vendors) for the total consideration transferred of A$5,774,000, representing 100% ownership interest. The acquisition became the Group’s flagship data center site. The goodwill of A$898,000 represents the value of the purchase consideration in excess of the tangible assets fair value at the time. The recognized goodwill is expected to be tax deductible over 20 years in Canada. The goodwill recognized from the business combination, is attributable to the combined workforce, utilization of purchased assets and the expected synergies from the business combination of the acquired business and the Company.
The acquired business did not directly contribute revenues during the period from 1 January 2020 to 30 June 2020, instead the business combination resulted in expected cost savings to be realized as the Group vertically integrated its business. Post the business combination, the Group no longer incurred the hosting fee paid to the

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 23. Business combinations(continued)
hosting provider for the use of the site and instead, paid the running costs direct to suppliers, predominantly made up of electricity costs. It is estimated that the acquired business contributed a net profit before tax of A$53,000 for the period from 1 January 2020 to 30 June 2020. This estimate is based on the cost savings from lower costs of operating the combined business and based on an average energy consumption throughout the year. It is impractical to calculate the contribution had the acquisition occurred on 1 July 2019 due to the nature of the vertical integration and hosting only commencing on 29 August 2019. The values identified in relation to the acquisition are final as at 30 June 2020 and the business combination is no longer accounted for on a provisional basis.
The AUD/CAD FX rate as at date of acquisition 1 January 2020 was 0.9106. Details of the acquisition are as follows
Fair value A$’000
Land	247
Plant and equipment	4,629

Net assets acquired	4,876
Goodwill	898
Acquisition-date fair value of the total consideration transferred	5,774

Representing:
Iris Energy Pty Ltd shares issued to vendor	2,746
Deferred consideration - loan from vendor to Iris Energy Pty Ltd	2,746
Forfeit of existing hosting deposit due from the vendor	282
5,774
The vendor loan term is five years, it attracts an interest rate of 11% payable quarterly. The vendor loan was fully repaid on 11 December 2020.
There were two existing Hosting Agreements dated 29 August 2019 and 14 October 2019 held between IE CA 1 Holdings Ltd (a subsidiary of the Company) and Podtech Innovation Inc., for the purpose of providing electricity and services at a location to carry out Bitcoin mining activities. As part of the business combination, the Group forgave the existing hosting deposit of A$282,000 (being the sum of the deposits paid under the two existing hosting agreements).
Note 24. Interests in subsidiaries
The consolidated financial statements incorporate the assets, liabilities, and results of the following subsidiaries in accordance with the accounting policy described in note 2:
		Ownership interest
Name	Principal place of business / Country of incorporation	30 Jun 2020%	30 Jun 2019%
IE CA 1 Holdings Ltd	Canada	100%	—
Podtech Data Centers Inc.	Canada	100%	—
IE US 1, Inc.	United States of America	100%	100%
Iris Energy Custodian Pty Ltd	Australia	100%	—

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 25. Reconciliation of loss after income tax to net cash used in operating activities
	Consolidated
	Year ended 30 Jun 2020	Period from 6 Nov 2018 to 30 Jun 2019
	A$’000	A$’000
Loss after income tax expense for the period	(3,161)	(153)

Adjustments for:
Depreciation and amortization	1,137	—
Share-based payments	261	—

Change in operating assets and liabilities:
Increase in other receivables	(480)	(2)
Decrease/(increase) in prepayments	—	(361)
Increase in trade and other payables	737	103
Increase in employee benefits	63	—
Net cash used in operating activities	(1,443)	(413)
Note 26. Non-cash investing and financing activities
	Consolidated
	Year ended 30 Jun 2020	Period from 6 Nov 2018 to 30 Jun 2019
	A$’000	A$’000
Shares issued in relation to business combinations	2,746	—
Loans from related parties	2,813	—
Reclass from prepayments to right-of-use asset	361	—
	5,920	—
Note 27. Share-based payments
An employee share scheme has been established by the Company and approved by shareholders at a general meeting, whereby the Company may, at the discretion of the Board, grant loan funded shares in the Company to certain key management personnel of the Company.
Set out below are summaries of options granted under the plan:
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	30 Jun 2020	30 Jun 2020	30 Jun 2019	30 Jun 2019
Outstanding at the beginning of the financial period	—	A$0.00	—	A$0.00
Granted	7,941,182	A$0.51	—	A$0.00

Outstanding at the end of the financial period	7,941,182	A$0.51	—	A$0.00
The weighted average share price during the financial year was A$0.51.
The weighted average remaining contractual life of options outstanding at the end of the financial year was three years.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 27. Share-based payments(continued)
The grant date was 4 April 2020 and the share price at grant date was A$0.51.
The following table list the inputs to the model used for the Employee Share Scheme for the year ended 30 June 2020:
Weighted average fair values at the measurement date: A$0.51
Exercise price: A$0.51
Dividend Yield: 0%
Expected Volatility (%): 46% (Historical volatility of project hashrate)
Risk-free interest rate: 0.15%
Grant date fair value per option: A$0.13
Vesting Date: Options vest over 1, 2, 3, 4 and 5 years
The share-based payment expense for the year was A$261,000 (2019: A$nil).
Note 28. Events after the reporting period
The Directors are not aware of any matter or circumstance that has arisen since the end of the financial year that, in their opinion, has significantly affected or may significantly affect the Group’s operations, the results of those operations or its state of affairs, except as described below:
On 28 October 2020, the Company finalized a capital raise totaling A$4,175,000 in the form of SAFE notes with a maturity term of 12 months. The SAFE notes give investors an opportunity to acquire ordinary shares at 85% of issue price of a subsequent issue on the proviso that the price determined is not lower than A$0.70 per share and not higher than A$1.05 per share. The SAFE notes are to be settled at the earlier of either an exit event (being a listing, a share sale or the sale of all or substantially all the assets of the Company) or maturity. If there is no subsequent capital raising or exit event, shares will be issued at A$0.70 per share on maturity.
In December 2020, the Group entered into a master equipment finance agreement representing a A$6,156,568 facility with a 30 month term at a 12% interest rate for the purpose of financing mining hardware.
On 5 January 2021, the Company finalized a capital raise totaling A$25,432,000 through the issue of convertible notes with a face value of A$1.00 per note, an interest rate of 12% and a maturity term of 12 months. Noteholders may voluntarily convert their notes to ordinary shares at any time. The notes will mandatorily convert into ordinary shares in the event there is an initial public offering (IPO) or a trade sale prior to maturity.
On 1 April 2021, the Company finalized a further convertible raise totaling A$110,113,000 through the issue of convertible notes with a face value of A$1.00 per note, an interest rate of 12% and a maturity term of 12 months.
The above convertible notes can be voluntarily converted into ordinary shares based on a variable conversion price, at any time prior to maturity at the election of the investor. However, if a liquidity event occurs prior to maturity (being an IPO or a trade sale), the notes mandatorily convert to ordinary shares. The Company is obliged to repay the notes and accrued interest in cash on maturity if the notes have not been converted into ordinary shares or a liquidity event has not occurred.
On 20 January 2021, the board of directors of the Company approved an incentive arrangement to each of Daniel Roberts and William Roberts with a strike price of A$1.00. The number of options set out in Table 1 below apply equally to Daniel Roberts and William Roberts and will convert into ordinary shares in the Company upon achieving certain share price thresholds as part of an exit event (if the relevant liquidity price or IPO offer price is equal to or above the corresponding vesting threshold) or a 20 day “volume weighted average market price” (VWAP) following an IPO. An exit event means an IPO, sale, merger or other analogous exit or liquidity event. An option will not vest if, as at the vesting date, the option holder has become a departing key person in a bad leaver circumstance.

Iris Energy Pty Ltd Notes to the consolidated financial statements 30 June 2020 and 2019
Note 28. Events after the reporting period(continued)
Table 1 - Vesting thresholds	Number of Options
Tranche A - The share price is equal to or exceeds A$1.40 but less than A$1.80	1,500,000
Tranche B - The share price is equal to or exceeds A$1.80 but less than A$2.20	1,500,000
Tranche C - The share price is equal to or exceeds A$2.20	2,000,000
There were no commitments at 30 June 2020. Since 30 June 2020, the Group has entered into a number of long-term contracts, with a contractual capital commitment of A$338,632,000 to purchase 4.3 exahash worth of new mining hardware. The Group has paid A$110,699,000 in prepayments with the remaining commitment of A$227,933,000, payable in instalments from July 2021 until November 2022. If the Group elects to not proceed with paying the remaining commitment, the amount of risk of forfeiture would be 20% of the purchase price. for the undelivered hardware.
In May 2021, the Group entered into a master equipment finance agreement representing a A$72,272,000 facility with a 30 month term at a 12% interest rate for the purpose of financing mining hardware.
No other matter or circumstance has arisen since 30 June 2020 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future financial years.

Iris Energy Pty Ltd Unaudited Interim Consolidated statement of profit or loss and other comprehensive loss For the half-year ended 31 December 2020 and 2019
		Consolidated
	Note	31 Dec 2020 A$’000	30 Jun 2020 A$’000
Revenue
Bitcoin mining revenue		2,714	655

Other income	3	722	—

Expenses
Depreciation and amortization		(877)	(312)
Electricity charges		(1,531)	(463)
Employee benefits expense		(772)	(407)
Share-based payments expense		(349)	—
Impairment of assets	5	(576)	—
Loss on disposal of assets		(270)	—
Professional fees		(196)	(225)
Other expenses		(259)	(78)

Loss before interest, foreign exchange loss and income tax		(1,394)	(830)

Interest income		2	2
Interest expense		(205)	—
Foreign exchange loss		(630)	(93)

Loss before income tax expense		(2,227)	(921)

Income tax expense		—	—
Loss after income tax expense for the period		(2,227)	(921)

Other comprehensive loss

Items that may be reclassified subsequently to profit or loss Foreign currency translation		(925)	(61)
Other comprehensive loss for the half-year, net of tax		(925)	(61)
Total comprehensive loss for the period		(3,152)	(982)

		Cents	Cents
Basic earnings per share	10	(2.22)	(1.13)
Diluted earnings per share	10	(2.22)	(1.13)
The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Iris Energy Pty Ltd Unaudited Interim Consolidated statement of financial position As at 31 December 2020 and 30 June 2020
		Consolidated
	Note	31 Dec 2020 A$’000	30 Jun 2020 A$’000
Assets

Current assets
Cash and cash equivalents		19,572	2,849
Other receivables		590	482
Other current assets		39	—
Prepayments and deposits	4	199	410
Total current assets		20,400	3,741

Non-current assets
Property, plant and equipment	5	12,616	11,631
Right-of-use assets	6	494	576
Goodwill		773	828
Prepayments and deposits	4	9,039	—
Total non-current assets		22,922	13,035

Total assets		43,322	16,776

Liabilities

Current liabilities
Borrowings	7	29,611	2,859
Employee benefits		14	63
Trade and other payables		2,091	1,092
Total current liabilities		31,716	4,014

Non-current liabilities
Borrowings	7	1,611	—
Total non-current liabilities		1,611	—

Total liabilities		33,327	4,014

Equity
Issued capital	8	16,093	16,057
Reserves	9	(557)	19
Accumulated losses		(5,541)	(3,314)

Total equity		9,995	12,762

Total liabilities and equity		43,322	16,776
The above statement of financial position should be read in conjunction with the accompanying notes

Iris Energy Pty Ltd Unaudited Interim Consolidated statement of changes in equity For the half-year ended 31 December 2020 and 2019
Consolidated	Issued capital A$’000	Reserves A$’000	Accumulated losses A$’000	Total equity A$’000
Balance at 1 July 2019	2,646	—	(153)	2,493
Loss after income tax expense for the half-year	—	—	(921)	(921)
Other comprehensive loss for the half-year, net of tax	—	(61)	—	(61)
Total comprehensive loss for the half-year	—	(61)	(921)	(982)
Balance at 31 December 2019	2,646	(61)	(1,074)	1,511
Consolidated	Issued capital A$’000	Reserves A$’000	Accumulated losses A$’000	Total equity A$’000
Balance at 1 July 2020	16,057	19	(3,314)	12,762
Loss after income tax expense for the half-year	—	—	(2,227)	(2,227)
Other comprehensive loss for the half-year, net of tax	—	(925)	—	(925)

Total comprehensive loss for the half-year	—	(925)	(2,227)	(3,152)

Transactions with owners in their capacity as owners:
Share-based payments	—	349	—	349
Capital raise cost adjustment (note 8)	36	—	—	36
Balance at 31 December 2020	16,093	(557)	(5,541)	9,995
The above statement of changes in equity should be read in conjunction with the accompanying notes

Iris Energy Pty Ltd Unaudited Interim Consolidated statement of cash flows For the half-year ended 31 December 2020 and 2019
		Consolidated
	Note	31 Dec 2020 A$’000	31 Dec 2019 A$’000
Cash flows from operating activities
Receipt from Bitcoin mining activities		2,607	655
Payments for electricity, suppliers and employees (inclusive of GST)		(2,606)	(1,193)
		1	(538)
Interest (paid)/received		(84)	2
Government grants		204	—

Net cash from/(used in) operating activities	13	121	(536)
Cash flows from investing activities
Payments for property, plant and equipment	5	(3,304)	(3,186)
Prepayments for mining hardware		(8,986)	(1,118)
Proceeds from/(payments for)deposits		158	(293)
Loans from/(to) related and other parties		(2,859)	—
Insurance recoveries relating to property, plant and equipment		518	—

Net cash used in investing activities		(14,473)	(4,597)
Cash flows from financing activities
Proceeds from issue of shares		—	6,486
Proceeds from borrowings		31,101	—

Net cash from financing activities		31,101	6,486
Net increase in cash and cash equivalents		16,749	1,353
Cash and cash equivalents at the beginning of the financial half-year		2,849	121
Effects of exchange rate changes on cash and cash equivalents		(26)	(82)

Cash and cash equivalents at the end of the financial half-year		19,572	1,392
The above statement of cash flows should be read in conjunction with the accompanying notes

Iris Energy Pty Ltd Notes to the unaudited interim consolidated financial statements 31 December 2020
Note 1. General information
The consolidated financial statements cover Iris Energy Pty Ltd as a Group consisting of Iris Energy Pty Ltd (‘Company’ or ‘Parent Entity’) and the entities it controlled at the end of, or during, the financial half-year (collectively the ‘Group’). The consolidated financial statements are presented in Australian dollars (A$), which is Iris Energy Pty Ltd’s functional and presentation currency.
Iris Energy Pty Ltd is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business are:
Registered office	Principal place of business
c/- Pitcher Partners Level 13, 664 Collins Street Docklands VIC 3008 Australia	Level 21, 60 Margaret Street Sydney NSW 2000 Australia
The principal activities of the Group are building and operating data centre sites for the purpose of Bitcoin mining.
Note 2. Significant accounting policies
These unaudited interim consolidated financial statements for the interim half-year reporting period ended 31 December 2020 have been prepared in accordance with the International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’, as appropriate for for-profit oriented entities.
These unaudited interim consolidated financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2020.
The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.
Going Concern
The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business. In summary, the ability of the Group to continue as a going concern depends upon the Group maintaining sustained positive free cash flow, converting the Group’s various tranches of convertible notes into equity as and when they are due for conversion, and raising additional capital to fund the purchase of the remaining mining hardware until November 2022. There are other risks and uncertainties affecting the Group’s operations including, but not limited to, the viability of the economics of Bitcoin mining, the ability to maintain its security of its Bitcoin mining operation and execute its business plan.
For the half year ended 31 December 2020, the Group incurred a loss after tax of A$2,227,000 (2019: A$921,000) and net operating cash inflows of A$121,000 (2019: outflow of A$536,000). As at 31 December 2020, the Group had net current liabilities of A$11,316,000 (2019: net current assets of A$273,000) and net assets of A$9,995,000 (2019: A$12,762,000). At the date of approving the consolidated financial statements, however the Group has had a number of material subsequent events which have impacted the Group’s going concern assessment at the time of reporting. These subsequent events are set out in note 14 and considerations of these events after the reporting date as part of the Group’s going concern assessment are as follows:

Iris Energy Pty Ltd Notes to the unaudited interim consolidated financial statements 31 December 2020
Note 2. Significant accounting policies(continued)
•
the A$25,432,000 in convertible notes raised on 5 January 2021 will mandatorily convert into equity in the event there is an IPO or a trade sale on or before 5 January 2022. If there is no IPO or trade sale, and noteholders do not voluntarily convert their notes into shares, the Company is obliged to repay the notes and the related interest expense in cash on 5 January 2022.

•
the A$110,113,000 in convertible notes raised on 1 April 2021 will mandatorily convert into equity in the event there is an IPO or a trade sale on or before 1 April 2022. If there is no IPO or trade sale, and noteholders do not voluntarily convert their notes into shares, the Company is obliged to repay the notes and the related interest expense in cash on 1 April 2022.

•
there were A$19,514,000 commitments at 31 December 2020 (30 June 2020: A$nil). Since 31 December 2020, the Group has entered into a number of long-term mining hardware purchase contracts, with a total contractual capital commitment of A$883,000,000. The Group has paid A$110,000,000 in deposits with the remaining commitment of A$773,000,000 payable in instalments from August 2021 until October 2023. If the Group elects to not proceed with paying the remaining commitment, the amount of risk of forfeiture would be 20% of the purchase price for the undelivered hardware.

As further background, the Group’s miners are designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A significant decline in the market price of Bitcoin, an increase in the difficulty of Bitcoin mining, changes in the regulatory environment and/or adverse changes in other inherent risks would significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of possible changes in the other aforementioned factors, there can be no guarantee that future mining operations will be profitable.
•	the Bitcoin price remains at a level higher than prior financial years and lag in global hashrate, which contributes to sustained forecast positive free cash flow.
•	the convertible note holders will convert their notes to equity.
•
additional capital raise of up to A$171.3 million will be successfully completed before 31 October 2021, which will enable the Group to make payments on new mining hardware orders noted above and invest in additional sites.

As a result, the Group has concluded there is material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Group considers that it will be successful in the above matters and will have adequate cash reserves to enable it to meet its obligations for at least one year from the date of approval of the consolidated financial statements, and, accordingly, has prepared the consolidated financial statements on a going concern basis.
Note 3. Other income
	Consolidated
	31 Dec 2020 A$’000	31 Dec 2019 A$’000
Government grants - COVID-19 stimulus	204	—
Insurance recoveries	518	—
Other income	722	—

Iris Energy Pty Ltd Notes to the unaudited interim consolidated financial statements 31 December 2020
Note 3. Other income(continued)
During the financial half-year, the Group was eligible for the Australian Government stimulus initiatives relating to the economic impact of COVID-19. The Group received a total of A$204,000 from these initiatives represented by A$104,000 under the JobKeeper Payments Scheme and A$100,000 related to the Australian Government Cash Boost Scheme given to businesses.
During the financial half-year, the Group received insurance proceeds of A$518,000 relating to one of the buildings and other equipment at its site in Canada that was destroyed by a fire.
Note 4. Prepayments and deposits
	Consolidated
	31 Dec 2020 A$’000	30 Jun 2020 A$’000
Current assets
Security deposits	168	195
Mining hardware prepayments	31	84
Etana custody deposit	—	131
	199	410
Non-current assets
Mining hardware prepayments	9,039	—
Security deposits relate to electricity deposits prepaid for a facility in New York, United States of America.
Mining hardware prepayments represents deposits placed for new machines to be delivered from April to August 2021.
Etana custody deposit relates to cash deposits held at this custodian before periodic withdrawals to National Australia Bank.
Note 5. Property, plant and equipment
	Consolidated
	31 Dec 2020 A$’000	30 Jun 2020 A$’000
Non-current assets
Land - at cost	230	240

Plant and equipment - at cost	9,239	6,420
Less: Accumulated depreciation	(286)	(124)
	8,953	6,296

Mining hardware - at cost	4,383	6,017
Less: Accumulated depreciation	(954)	(928)
	3,429	5,089

Office equipment - at cost	4	6
	12,616	11,631

Iris Energy Pty Ltd Notes to the unaudited interim consolidated financial statements 31 December 2020
Note 5. Property, plant and equipment(continued)
Reconciliations
Reconciliations of the written down values at the beginning and end of the current financial half-year are set out below:
Consolidated	A$’000
Balance at 1 July 2020	11,631
Additions	3,304
Exchange differences	(621)
Impairment of assets	(576)
Loss on disposal of assets	(270)
Depreciation expense	(852)

Balance at 31 December 2020	12,616
During the financial half-year, the Group recognized an impairment relating to its property, plant and equipment of A$576,000 relating to mining hardware. This was predominantly related to a partial write-down of older less efficient mining hardware.
Note 6. Right-of-use assets
	Consolidated
	31 Dec 2020 A$’000	30 Jun 2020 A$’000
Non-current assets
Prepaid hosting fees - right-of-use asset	494	576
Reconciliations
Reconciliations of the written down values at the beginning and end of the current financial half-year are set out below:
Consolidated	Prepaid hosting fees A$’000
Balance at 1 July 2020	576
Exchange differences	(57)
Depreciation expense	(25)

Balance at 31 December 2020	494
The right-of-use leased asset represents hosting rights for a hosting facility based in New York. The lease is for 12 years and has been paid entirely upfront. For this reason, there is no corresponding lease liability. The leased asset is amortized over the lease term on a straight-line basis.

Iris Energy Pty Ltd Notes to the unaudited interim consolidated financial statements 31 December 2020
Note 7. Borrowings
	Consolidated
	31 Dec 2020 A$’000	30 Jun 2020 A$’000
Current liabilities
Loans from related parties	—	46
Vendor loan(i)	—	2,813
Mining hardware finance(ii)	614	—
SAFE notes(iii)	4,046	—
Convertible notes - application funds held(iv)	24,830	—
Convertible notes interest payable(iv)	121	—
	29,611	2,859
Non-current liabilities
Mining hardware finance(ii)	1,611	—
(i)	Vendor loan
On 11 December 2020, the vendor loan relating to the acquisition of the Group’s flagship data center site was fully repaid. The vendor loan principal was A$2,746,000, had a term of five years and incurred interest at an annual rate of 11% accrued quarterly.
(ii)	Mining hardware finance
In December 2020, two mining hardware equipment financing facilities were entered into relating to mining hardware for A$1,413,000 and A$4,108,000, respectively. The balances at 31 December 2020 represents outstanding principal and monthly interest accruing.
(iii)	SAFE notes
On 28 October 2020, the Company finalized a capital raise totaling A$4,175,000 in the form of SAFE notes with a maturity term of 12 months. The SAFE notes convert into ordinary shares at A$0.70 per share. The SAFE notes are to be converted at the earlier of either an exit event (being a listing, a share sale or the sale of all or substantially all the assets of the Company), subsequent capital raise or maturity. If there is no subsequent capital raising or exit event, shares will be issued at A$0.70 per share on maturity.
(iv)	Convertible notes
As at reporting date, the Group had received application funds relating to the issue of convertible notes which occurred on 5 January 2021.
On 5 January 2021, the Company finalized a capital raise totaling A$25,432,000 through the issue of convertible notes with a face value of A$1.00 per note, an interest rate of 12% and a maturity term of 12 months. Noteholders may voluntarily convert their notes to ordinary shares at any time. The notes will mandatorily convert into ordinary shares in the event there is an initial public offering (IPO) or a trade sale prior to maturity.
Transaction costs amounting to A$602,000 were incurred relating to the issue of the convertible notes.
As at 31 December 2020, all proceeds that had been received by the Company were entitled to interest which began accruing on receipt of funds.

Iris Energy Pty Ltd Notes to the unaudited interim consolidated financial statements 31 December 2020
Note 8. Issued capital
	Consolidated
	31 Dec 2020 Shares	30 Jun 2020 Shares	31 Dec 2020 A$’000	30 Jun 2020 A$’000
Ordinary shares - fully paid	99,142,772	99,142,772	16,093	16,057
Movements in ordinary share capital
Details	Date	Shares	Issue price	A$’000
Balance	1 July 2020	99,142,772		16,057
Capital raise cost adjustment		—	A$0.00	36
Balance	31 December 2020	99,142,772		16,093
Note there are 10,100,912 restricted ordinary shares issued to management. The total number of ordinary shares outstanding (including the restricted shares) is 109,243,684.
Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorized capital.
Note 9. Reserves
	Consolidated
	31 Dec 2020 A$’000	30 Jun 2020 A$’000
Foreign currency reserve	(1,167)	(242)
Share-based payments reserve	610	261
	(557)	19
Note 10. Earnings per share
	Consolidated
	31 Dec 2020 A$’000	31 Dec 2019 A$’000
Loss after income tax	(2,227)	(921)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	100,533,402	81,483,015
Weighted average number of ordinary shares used in calculating diluted earnings per share	100,533,402	81,483,015

	Cents	Cents
Basic earnings per share	(2.22)	(1.13)
Diluted earnings per share	(2.22)	(1.13)
Restricted ordinary shares have been excluded from the diluted earnings per share calculations as they are anti-dilutive (See note 8). The weighted average number of shares used in calculating basic and dilutive earnings per share has been adjusted by the mandatorily convertible SAFE instruments issued in October 2020 and September 2019 (see note 7).

Iris Energy Pty Ltd Notes to the unaudited interim consolidated financial statements 31 December 2020
Note 11. Fair value measurement
Fair value hierarchy
The following tables detail the Group’s assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
Level 3: Unobservable inputs for the asset or liability
Consolidated - 31 Dec 2020	Level 1 A$’000	Level 2 A$’000	Level 3 A$’000	Total A$’000
Liabilities
SAFE notes	—	—	4,046	4,046
Convertible notes	—	—	24,830	24,830
Total liabilities	—	—	28,876	28,876
There were no transfers between levels during the financial half-year.
The carrying amounts of trade and other receivables and trade and other payables are assumed to approximate their fair values due to their short-term nature.
The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.
Valuation techniques for fair value measurements categorized within level 3
An instrument is included in level 3 if the financial instrument is not traded in an active market and if the fair value is determined by using valuation techniques that are not based on the use of observable market data for all significant inputs. For level 3 liabilities, the Group uses the estimated fair value of financial instruments determined by using available market information and appropriate valuation methods, including relevant credit risks. The estimated fair value approximates to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Specific valuation techniques used to value level 3 financial instruments include binomial options pricing models.
Note 12. Contingent liabilities
There were no contingent liabilities as at 31 December 2020.

Iris Energy Pty Ltd Notes to the unaudited interim consolidated financial statements 31 December 2020
Note 13. Reconciliation of loss after income tax to net cash used in operating activities
	Consolidated
	31 Dec 2020 A$’000	31 Dec 2019 A$’000
Loss after income tax expense for the half-year	(2,227)	(921)

Adjustments for:
Depreciation and amortization	877	312
Impairment & loss on disposal of property, plant and equipment	846	—
Share-based payments	349	—
Other income – non-operating	(518)	—
Issued share capital adjustment	36	—
Interest paid	(84)	—

Change in operating assets and liabilities:
Increase in other receivables	(108)	(221)
Increase in prepayments	—	—
Decrease/(increase) in other operating assets	—
Increase in trade and other payables	999	264
Increase/(decrease) in employee benefits	(49)	30
Decrease in other provisions	—	—
Increase in other operating liabilities	—	—

Net cash from/(used in) operating activities	121	(536)
Note 14. Events after the reporting period
The Directors are not aware of any matter or circumstance that has arisen since the end of the financial half-year that, in their opinion, has significantly affected or may significantly affect the Group’s operations, the results of those operations or its state of affairs, except as described below:
On 5 January 2021, the Company finalized a capital raise totaling A$25,432,000 through the issue of convertible notes with a face value of A$1.00 per note, an interest rate of 12% and a maturity term of 12 months. Noteholders may voluntarily convert their notes to ordinary shares at any time. The notes will mandatorily convert into ordinary shares in the event there is an initial public offering (IPO) or a trade sale prior to maturity.
As at 31 December 2020, all proceeds had been received by the Company. Interest commenced accruing from the date such funds were received.
On 1 April 2021, the Company finalized a further convertible raise totaling A$110,113,000 through the issue of convertible notes with a face value of A$1.00 per note, an interest rate of 12% and a maturity term of 12 months.
The above convertible notes can be voluntarily converted into ordinary shares based on a variable conversion price, at any time prior to maturity at the election of the investor. However, if a liquidity event occurs prior to maturity (being an IPO or a trade sale), the notes mandatorily convert to ordinary shares. The Company is obliged to repay the notes and accrued interest in cash on maturity if the notes have not been converted into ordinary shares or a liquidity event has not occurred.

Iris Energy Pty Ltd Notes to the unaudited interim consolidated financial statements 31 December 2020
Note 14. Events after the reporting period(continued)
On 20 January 2021, the board of directors of the Company approved an incentive arrangement to each of Daniel Roberts and William Roberts with a strike price of A$1.00. The number of options set out in Table 1 below apply equally to Daniel Roberts and William Roberts and will convert into ordinary shares in the Company upon achieving certain share price thresholds as part of an exit event (if the relevant liquidity price or IPO offer price is equal to or above the corresponding vesting threshold) or a 20 day “volume weighted average market price” (VWAP) following an IPO. An exit event means an IPO, sale, merger or other analogous exit or liquidity event. An option will not vest if, as at the vesting date, the option holder has become a departing key person in a bad leaver circumstance.
Number of Options
Table 1 - Vesting thresholds
Tranche A - The share price is equal to or exceeds A$1.40 but less than A$1.80	1,500,000
Tranche B - The share price is equal to or exceeds A$1.80 but less than A$2.20	1,500,000
Tranche C - The share price is equal to or exceeds A$2.20	2,000,000
5,000,000
There were A$19,514,000 commitments at 31 December 2020 (30 June 2020: nil). Since 31 December 2020, the Group has entered into a number of long-term mining hardware purchase contracts, with a total contractual capital commitment of A$883,000,000. The Group has paid A$110,000,000 in deposits with the remaining commitment of A$773,000,000 payable in instalments from August 2021 until October 2023. If the Group elects to not proceed with paying the remaining commitment, the amount of risk of forfeiture would be 20% of the purchase price for the undelivered hardware.
In May 2021, the Group entered into a master equipment finance agreement representing a A$64,814,000 facility with a 30-month term at a 12% interest rate for the purpose of financing mining hardware.
No other matter or circumstance has arisen since 31 December 2020 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future financial years.

    Ordinary Shares

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6. Indemnification of Directors and Officers
Our Constitution to be filed as an exhibit to this registration statement provides for indemnification of the officers and directors to the full extent permitted by applicable law.
In addition, we have entered into agreements to indemnify our directors and executive officers containing provisions, which are in some respects broader than the specific indemnification provisions contained in our Constitution. The indemnification agreements require us, among other things, to indemnify such persons against expenses, including attorneys’ fees, judgments, liabilities, fines and settlement amounts incurred by any such person in actions or proceedings, including actions by us or in our right, that may arise by reason of their status or service as our director or executive officer and to advance expenses incurred by them in connection with any such proceedings. The indemnification agreements will be filed as exhibits to this registration statement.
Item 7. Recent Sales of Unregistered Securities.
On April 23, 2019, the Company issued 11,968,339 Ordinary shares for a total consideration of A$1,009,984 to fund mining hardware purchases, hosting deposits and working capital.
On May 24, 2019, the Company issued 11,851,563 Ordinary shares for a total consideration of A$1,635,516 to fund mining hardware purchases, hosting deposits and working capital.
On September 19, 2019, the Company completed a A$6,943,673 capital raising via the issuance of Simple Agreement for Future Equity (SAFE) instruments to fund mining hardware purchases, hosting deposits, data center infrastructure and working capital. The SAFE instruments were converted into 13,615,046 Ordinary shares on April 4, 2020.
On April 4, 2020, the Company issued 5,392,157 Ordinary shares with a value of A$2,750,000 to partially fund the purchase price payable for the acquisition of certain assets from PodTech Innovation Inc. (and certain related parties of PodTech Innovation Inc.).
On May 15, 2020, the Company issued 6,315,667 Ordinary shares for a total consideration of A$4,168,340 to fund data center and energy infrastructure, working capital, as well as repayment of a vendor loan.
On October 28, 2020, the Company completed a A$4,175,149 capital raise via the issuance of Simple Agreement for Future Equity (SAFE) instruments to fund growth initiatives. The SAFE instruments convert into Ordinary shares at 85% of the issue price of a subsequent capital raise, subject to a minimum and maximum issue price of A$0.70 and A$1.05 per share respectively. The SAFE instruments convert into Ordinary shares on the earlier of: (i) on or immediately prior to an exit event (being a listing, a sale to a third party of at least 80% of the Company’s issued shares or the sale of all or substantially all of the assets of the Company); and (ii) 20 business days after any shares are issued pursuant to a subsequent capital raise; and (iii) 25 November, 2021.
On January 5, 2021, the Company completed a A$25,431,595 capital raise via the issuance of a convertible notes to fund growth initiatives (including hardware purchases and data center and energy infrastructure). The convertible notes have a face value of A$1.00 per note, accrue interest daily at 12% per annum and a maturity date of January 5, 2022. The notes convert into Ordinary shares on a liquidity event (IPO or trade sale) or at the election of the holder before the maturity date. The conversion price in the event of a liquidity event is the lower of: (i) 80% of the relevant liquidity event price; and (ii) the share price calculated by reference to a pre-money valuation of $58.7 million (‘Valuation Cap Price 1’), while the conversion price in the event of a voluntary conversion is the Valuation Cap Price 1. The Company is obliged to repay the face value of the notes plus any accrued but unpaid interest on the maturity date if the notes have not been converted.
On April 1, 2021, the Company completed a A$110,112,528 capital raise via the issuance of a convertible notes to fund growth initiatives (including hardware purchases and data center and energy infrastructure). The convertible notes have a face value of A$1.00 per note, accrue interest daily at 12% per annum and a maturity date of April 1, 2022. The notes convert into Ordinary shares on a liquidity event (IPO or trade sale) or at the election of the holder before the maturity date. The conversion price in the event of a liquidity event is the lower of: (i) 80% of the relevant liquidity event price; and (ii) the share price calculated by reference to a pre-money valuation of $300 million (‘Valuation Cap Price 2’), while the conversion price in the event of a voluntary conversion is the Valuation Cap Price 2. The Company is obliged to repay the face value of the notes plus any accrued but unpaid interest on the maturity date if the notes have not been converted.
Since the date of incorporation, the Company has issued an aggregate of 11,196,659 Ordinary shares valued at A$7,909,541 to employees and key stakeholders as part of the acquisition of certain assets from PodTech Innovation Inc. and granted an aggregate of 447,699 options to purchase Ordinary shares at an exercise price of A$2.39 per Ordinary share to employees (excluding the 2021 Executive Director Liquidity and Price Target Options, 2021 Non-Executive Director Options and the 2021 Executive Director Long-term Target Options described in the section titled “Management—Remuneration”). The aforementioned Ordinary shares and options issued are subject to vesting conditions.
Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.
Item 8. Exhibits and Financial Statement Schedules.
(A)	Exhibits
The following are filed as exhibits hereto:
Exhibit No.	Description of Exhibit
3.1*	Constitution of the Registrant.
5.1*	Opinion of Clifford Chance LLP, counsel to the Registrant, as to the validity of the Ordinary shares.
10.1*	2021 Executive Director Option Deeds, and forms of award agreements thereunder.
10.2*	2021 Non-Executive Director Option Deeds, and forms of award agreements thereunder.
10.3*	Change of Control and Severance Policy.
21.1*	List of subsidiaries of the registrant.
23.1*	Consent of Clifford Chance LLP (included in Exhibit 5.1).
23.2	Consent of Armanino LLP.
24.1*	Power of attorney (included in signature page to initial filing of this registration statement).
99.1	Registrant’s Representation under Item 8.A.4
*	To be filed by amendment.
(B)	Financial Statement Schedules
All supplemental schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.
Item 9. Undertakings.
The undersigned hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.
(5) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of     ,     , on     , 2021.
Iris Energy Pty Ltd

By:
Name:
Title:	Authorized Representative
POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints      and     , and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.
Signature	Title	Date

Chief Executive Officer (Principal Executive Officer)

Executive Director (Principal Financial and Accounting Officer)

Executive Director

Director

Director

Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Iris Energy Pty Ltd has signed this registration statement on August 26, 2021.
Cogency Global Inc., Authorized Representative

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries Title: Sr. Vice President on behalf of Cogency Global Inc.